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DRIVEN

GOODYEAR

2010 ANNUAL REPORT

Goodyear is one of the world's leading tire companies, with operations in most regions of the world. Together with its U.S. and international subsidiaries and joint ventures, Goodyear develops, manufactures, markets and distributes tires for most applications. It also manufactures and markets rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and retreading centers. In addition, it operates approximately 1,500 tire and auto service center outlets where it offers its products for retail sale and provides automotive repair and other services. Goodyear manufactures its products in 56 facilities in 22 countries. It has marketing operations in almost every country around the world.

ON THE COVER:

"More Driven" expresses Goodyear's rich history and captures its pursuit of excellence. In the context of the Goodyear brand's new marketing campaign North America, "More Driven" highlights the achievements in which the company's tires have played an important role and the experts who choose Goodyear tires for their superior performance. Everything Goodyear learns from making tires for "experts" inspires what is rolled into the tires that it makes for consumers' vehicles.

THE GOODYEAR TIRE & RUBBER COMPANY

1144 East Market Street

Akron, Ohio 44316-0001

www.goodyear.com

FINANCIAL OVERVIEW

(Dollars in millions, except per share)	YEAR ENDED DEC. 31 2010	2009
Net Sales	$ 18,832	$ 16,301
Total Segment Operating Income	917	372
Goodyear Net Loss	(216)	(375)
– Per diluted share	(0.89)	(1.55)
Total Assets	$ 15,630	$ 14,410
Total Debt*	4,745	4,520
Total Shareholders' Equity	921	986
Debt to Debt and Equity	83.7%	82.1%
Weighted Average Shares Outstanding – basic	242	241
Weighted Average Shares Outstanding – diluted	242	241
Number of Associates	72,000	69,000
Price range of common stock: – high	$ 16.39	$ 18.84
– low	9.10	3.17

** Total debt includes Notes payable and overdrafts, Long term debt and capital leases due within one year, and Long term debt and capital leases.*

CONTENTS

This Annual Report contains a number of forward-looking statements. For more information, please see pages 33-34.

TO OUR SHAREHOLDERS,



s Goodyear and the rest of the world put the Great Recession behind us, moving further into a global economic recovery, I feel confident about the direction of the tire industry, and even better about our direction as a company.

Our 2010 results demonstrate that we pulled the right levers during the economic downturn. We are well-positioned for the future growth opportunities presented by the recovery.

I am very pleased with our 2010 results, and not only because of our financial performance against the backdrop of historic high raw material costs. I am also very pleased with the changes — both operationally and culturally — that we are successfully driving in our business.

We have momentum. We are aligned in our objectives. And we are executing precisely against our plan.

While our earnings were not to our satisfaction, we had many highlights to our performance in 2010 including:

- Total revenue of $18.8 billion, up 16 percent from 2009
- Unit volume of 181 million tires, up 8 percent
- Segment operating income of $917 million, up 2½ times vs. 2009 as all of our businesses reported significant improvements
- Revenue per tire up 6 percent for the year and an impressive 12 percent in the fourth quarter
- Improved price/mix of $689 million that more than offset higher raw material costs, our fourth consecutive year of offsetting raw material costs
- Cost savings of $467 million, on track to achieve $1 billion over three years (2010-2012)
- Outstanding working capital performance, helping generate cash to fund investment in our business, and
- North American Tire improved its segment operating income by $323 million and recorded positive earnings, an important step on its path to our next stage metric of 5 percent return on sales.

Demand for our products is strong. Volumes are growing on a path to pre-recession levels and our mix strategy is succeeding. Our plant capacity utilization is improving. Overall, we have benefitted from our ability to offer a strong value proposition with our premium award-winning products.

In 2010, we were also able to invest in our future growth as we had Capex near $1 billion, including about $400 million focused on profitable growth opportunities. Our investments support both capacity and capability improvements and are linked to our strategy of winning in our targeted market segments. Even with these significant investments, our cash flow was close to breakeven, thanks to our industry-leading working capital management, which reached new levels of efficiency in 2010. We are aggressively targeting further opportunities as our "cash is king" philosophy is alive and well.

"WE HAVE MOMENTUM."

Looking into 2011, we remain optimistic that we will see 2010's trends continue. We anticipate: emerging markets to remain strong, consumer and commercial markets to improve, car and truck production to increase, industry product supply to remain tight and no obvious relief in raw material price trends.

Our business plans reflect these perspectives, and I have confidence in our teams to successfully execute in this environment. We have a tremendous leadership team and continue to strengthen it at every opportunity, sharpening our alignment and our focus. Our success is directly correlated to having people on the team at all levels who make the right, courageous decisions every day.

As I look ahead to delivering on our plan in this environment, the near-term challenges that will occupy my time and attention include:

- Offsetting record high raw material costs with price/mix and material cost reduction and substitution programs — our track record here speaks for itself.
- Driving our unparalleled innovation and new product engine to continue to produce award-winning and category-leading new products and services that delight our customers and end-users.
- Improving manufacturing efficiency through changing how we work in our factories and by getting increased operating leverage out of our existing equipment — which by definition means lower cost.
- And building an advantaged supply chain that not only efficiently makes and delivers the right tires to our customers, but also lets us do so with a lower investment in inventory.

Needless to say I am encouraged about the improvements we can generate in each of these areas and recognize the challenges involved in achieving them. Execution will be essential ... and will be my focus.

I remain very optimistic about the transportation industry. Cars and wheels ... and consequently tires ... are going to be with us for a long, long time as there are no real alternatives to personal and commercial travel on the horizon.

We will continue to see existing drivers drive more, and are only beginning to experience the explosion of new vehicles in emerging markets such as China and India.

Into the future, the industry will see larger percentage growth in the smaller, emerging markets and smaller percentage increases in larger, more-mature markets. Both, however, result in the opportunity for Goodyear to see significant tire unit growth.



RICHARD J. KRAMER
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

That growth will be concentrated in increasingly complex tires requiring more innovative technologies to support such trends as:

- Improved rolling resistance
- Tire performance captured by tire labeling, and
- Continually evolving OEM requirements.

When I think about those trends, I believe that Goodyear, with our brands, our global presence, our innovation and unmatched speed-to-market, our advantaged supply chain, our global distribution network and the quality of our teams will be second to none.

On behalf of the entire Goodyear team, I'd like to express my appreciation to Bob Keegan, who retired as chairman and CEO in 2010. Bob's many contributions to the company, including developing the industry's best new product engine, building an outstanding business team, reviving the Goodyear brand and restoring the Goodyear spirit have established a strong foundation to build upon with confidence and optimism.

I am honored that Bob and the board have the confidence in me to oversee one of the most recognized and trusted brands in the world. At the same time, I am excited about the opportunities the global tire industry is presenting us. Goodyear is well positioned to take advantage of those opportunities.

I also want to thank everyone who makes our success possible: our associates, our dealers, our customers, our suppliers, our directors and our shareholders.

Respectfully submitted,



Richard J. Kramer
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

"I FEEL CONFIDENT ABOUT THE DIRECTION OF THE TIRE INDUSTRY, AND EVEN BETTER ABOUT OUR DIRECTION AS A COMPANY."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The Goodyear Tire & Rubber Company is one of the world's leading manufacturers of tires, with one of the most recognizable brand names in the world and operations in most regions of the world. We have a broad global footprint with 56 manufacturing facilities in 22 countries, including the United States. We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire ("EMEA"); Latin American Tire; and Asia Pacific Tire.

We faced an uncertain business environment in 2010 as the global economy continued its recovery from the recessionary economic conditions that existed in many parts of the world during 2008 and 2009, particularly in North America and Europe. We also faced a number of substantial challenges, such as rapidly rising raw material and energy costs, wage inflation in emerging markets, continued pressure from our unfunded pension obligations, and the devaluation of the currency and economic weakness in Venezuela. Global tire industry demand, while improving, continues to be below pre-recessionary levels in North America and remains hard to predict, especially for OE production.

For the year ended December 31, 2010, Goodyear net loss was $216 million, compared to a Goodyear net loss of $375 million in 2009. Our total segment operating income for 2010 was $917 million, compared to $372 million in 2009. The increase in segment operating income was due primarily to a significant decrease in under-absorbed fixed overhead costs, an increase in tire volume and strong price and product mix which more than offset raw material costs. See "Results of Operations — Segment Information" for additional information.

Net sales were $18.8 billion in 2010, compared to $16.3 billion in 2009. Net sales increased due to higher tire volume, primarily in North American Tire and EMEA, an increase in other tire-related businesses, primarily in North American Tire's third party sales of chemical products, and improved product mix.

We acted to address the uncertain economic environment and the challenges described above by implementing strategic initiatives aimed at permitting us to take advantage of improving economic conditions and to emerge stronger in the future. Under those strategic initiatives we planned to:

- Continue to focus on consumer-driven product development by launching a significant number of new and innovative products;
- Take a selective approach to the market, targeting profitable segments where we have competitive advantage;
- Focus on price and product mix improvements to address rising raw material costs;
- Achieve cost reductions of $1.0 billion over three years from 2010 to 2012;
- Reduce our high-cost capacity by 15 to 25 million units;
- Focus on cash flow to provide funding for investments in future growth;
- Create an advantaged supply chain focused on optimizing inventory levels and further improving customer service; and
- Improve our manufacturing efficiency, including recovering unabsorbed fixed costs incurred during the recession.

We met, and frequently exceeded, our financial and operating goals for 2010, including the following key achievements:

- Nearly 60 successful new product launches thereby increasing the percentage of our sales coming from recently launched products;

- Price and product mix improvements of $689 million, which helped to offset $685 million of raw material cost increases, exclusive of approximately $136 million of raw material cost savings included in our cost savings described below;
- Cost savings of $467 million, which included savings from continuous improvement initiatives, including savings under our USW agreement, increased low-cost country sourcing, and initiatives to reduce raw material costs and selling, administrative and general expense;
- Recovery of unabsorbed fixed costs of approximately $278 million compared to 2009;
- Continued progress on actions to reduce our high-cost manufacturing capacity, including the announced closure of our factory in Union City, Tennessee, which brings our announced manufacturing capacity reductions to approximately 21 million units and will achieve our goal of reducing high-cost capacity by 15 to 25 million units;
- Significant progress on manufacturing investments in Oklahoma, Chile and China;
- Further improvements in working capital through strong inventory management, improved vendor terms and good collections at year-end; and
- The successful completion of a $1.0 billion debt offering in August 2010 that addressed our 2011 debt maturities and further enhanced our liquidity position.

Pension and Benefit Plans

During 2010, our U.S. pension fund experienced market gains, which increased plan assets by $473 million and decreased net actuarial losses included in Accumulated Other Comprehensive Loss ("AOCL") by $193 million. As a result, annual U.S. net periodic pension cost will decrease to approximately $175 million to $200 million in 2011 from $219 million in 2010, due primarily to expected returns on higher plan assets.

Liquidity

At December 31, 2010, we had $2,005 million in Cash and cash equivalents as well as $2,475 million of unused availability under our various credit agreements, compared to $1,922 million and $2,567 million, respectively, at December 31, 2009. Cash and cash equivalents were favorably affected by the reduced net loss compared to 2009, improvements in trade working capital of $52 million and proceeds from the issuance of our $1.0 billion 8.25% senior notes due 2020. Partially offsetting these increases in Cash and cash equivalents were capital expenditures of $944 million and the redemption of $973 million of outstanding notes, including $713 million of notes due in 2011 and $260 million of notes due in 2015.

We believe that our liquidity position is adequate to fund our operating and investing needs in 2011 and to provide us with flexibility to respond to further changes in the business environment.

New Products

In 2010, we successfully launched our new Goodyear Assurance ComforTred Touring tire in North American Tire. We also announced the launch of 12 new and retread product lines in our commercial truck tire business with seven of those lines featuring Fuel Max and Duraseal Technology. At our North American Tire dealer conference in early 2011, we introduced several key products, most notably the Goodyear Assurance TripleTred All Season tire and our new Eagle F1 Asymmetric 2 tire. Additionally, we are adding key sizes of new consumer products launched in recent years.

In Europe, Middle East and Africa Tire, we introduced the Dunlop StreetResponse and the QuatroMaxx. We also introduced the UG Ice + targeting the Nordic and Russian markets. In addition, we launched our Goodyear Fuel Max Trailer tires.

In Latin American Tire, we successfully developed the Fuel Max Technology for consumer through the GPS Duraplus product line. We also introduced the Eagle Excellence with Aquamax Technology and the Viva product line. The new G665 Plus for city service applications was introduced in the commercial line.

In Asia Pacific Tire, we launched the Eagle EfficientGrip and Assurance Fuel Max tires and re-launched the Wrangler AT/SA with improved wear performance to meet the demand of the growing SUV segment.

Outlook

We expect 2011 to be a year of continued recovery. We will face challenges related primarily to raw material costs and the significant actions we are taking globally to improve our manufacturing footprint.

We expect the global tire industry to continue to grow in 2011, with volume expansion across all regions and major segments. In North America, consumer replacement is expected to grow between 1% and 3%, consumer OE between 5% and 10%, commercial replacement between 3% and 8% and commercial OE between 20% and 30%. We anticipate our North American consumer OE volumes will increase at less than the industry rate, given actions we have taken to be more selective in our OE fitments. In Europe, consumer replacement is expected to grow between 1% and 3%, consumer OE between 0% and 5%, commercial replacement between 5% and 10% and commercial OE between 30% and 40%. Overall, we expect our unit sales will increase by 3% to 5% in 2011 as we continue to grow in targeted segments.

We expect our raw material costs in the first quarter of 2011 to increase 25% to 30% when compared with the first quarter of 2010. Similar increases are expected for the second quarter of 2011 compared with the second quarter of 2010. We expect raw material costs to peak in the third quarter of 2011. In order to mitigate some of the impact of rapidly rising natural rubber prices, we are continuing to focus on price and product mix, to substitute synthetic rubber for natural rubber where possible and to work to identify additional substitution opportunities, to reduce the amount of natural rubber required in each tire, and to pursue alternative raw materials including innovative bio-based materials. However, during periods of rapidly rising raw material costs, we may not be able to fully offset those raw material cost increases through the use of these strategies, although we remain confident in our ability to do so over the longer term.

We expect unabsorbed fixed cost recovery and our cost savings program to contribute approximately $1.0 billion to our operating results in 2011 and 2012 compared to 2010. As a result of increased production and our planned manufacturing footprint reductions in Tennessee and France, we expect to recover approximately $175 million of unabsorbed fixed costs in 2011 and approximately $295 million in 2012. We also expect to reduce costs by more than $500 million in 2011 and 2012, with approximately half of the savings realized in each year. As a partial offset to these benefits, we expect to incur approximately $30 million to $40 million of additional costs related to start-up expenses for our new manufacturing facility in China in 2011.

See "Forward-Looking Information — Safe Harbor Statement" on page 33 for a discussion of our use of forward-looking statements.

RESULTS OF OPERATIONS — CONSOLIDATED

All per share amounts are diluted and refer to Goodyear net loss.

2010 Compared to 2009

For the year ended December 31, 2010, Goodyear net loss was $216 million, or $0.89 per share, compared to $375 million, or $1.55 per share, in 2009.

Net Sales

Net sales in 2010 of $18.8 billion increased $2.5 billion, or 15.5%, compared to 2009 due primarily to increased tire volume of $1,044 million, primarily in North American Tire and EMEA, $867 million due to favorable changes in price and product mix, and increased sales in other tire-related businesses of $582 million, primarily in North American Tire's third party sales of chemical products. Consumer and commercial net sales in 2010 were $10.3 billion and $3.5 billion, respectively. Consumer and commercial net sales in 2009 were $9.4 billion and $2.8 billion, respectively.

The following table presents our tire unit sales for the periods indicated:

(In millions of tires)	Year Ended December 31, 2010	2009	% Change
Replacement Units			
North American Tire (U.S. and Canada)	50.8	50.0	1.4%
International	82.2	78.0	5.3%
Total	133.0	128.0	3.9%
OE Units			
North American Tire (U.S. and Canada)	15.9	12.7	25.4%
International	31.9	26.3	21.3%
Total	47.8	39.0	22.5%
Goodyear worldwide tire units	180.8	167.0	8.2%

The increase in worldwide tire unit sales of 13.8 million units, or 8.2%, compared to 2009, included an increase of 8.8 million OE units, or 22.5%, due primarily to increases in the consumer markets in North American Tire and EMEA due to improved economic conditions resulting in higher demand for new vehicles, and an increase of 5.0 million units, or 3.9%, in replacement units, primarily in EMEA. EMEA replacement volume increased 2.8 million units, or 5.2%, primarily in consumer, and Latin American Tire replacement volume increased 0.9 million units, or 6.7%, due to improved economic conditions in Europe and Latin America. Consumer and commercial units in 2010 were 164.4 million and 14.0 million, respectively. Consumer and commercial units in 2009 were 152.9 million and 12.2 million, respectively.

Cost of Goods Sold

Cost of goods sold ("CGS") was $15.5 billion in 2010, increasing $1.8 billion, or 13.0%, compared to 2009. CGS in 2010 increased due primarily to higher tire volume of $850 million, mainly in North American Tire and EMEA, higher raw material costs of $549 million, higher costs in other tire-related businesses of $529 million, primarily in North American Tire's cost of chemical products, and product mix-related manufacturing cost increases of $178 million. CGS was favorably impacted by decreased conversion costs of $295 million, due primarily to lower under-absorbed fixed overhead costs of $278 million due to higher production volume. CGS benefited from savings from rationalization plans of $91 million. CGS in 2010 included charges for accelerated depreciation and asset write-offs of $15 million ($11 million after-tax or $0.05 per share), compared to $43 million in 2009 ($38 million after-tax or $0.16 per share). CGS in 2010 also included gains from supplier settlements of $12 million ($8 million after-tax or $0.03 per share), expense due to a supplier disruption of $4 million ($4 million after-tax or $0.02 per share), a one-time importation cost adjustment of $3 million ($3 million after-tax or $0.01 per share), and the impact of a strike in South Africa of $3 million ($3 million after-tax or $0.01 per share). CGS was 82.1% of sales in 2010 compared to 83.9% in 2009.

Selling, Administrative and General Expense

Selling, administrative and general expense ("SAG") was $2.6 billion in 2010, increasing $226 million, or 9.4%, compared to 2009. SAG increased due primarily to increased wages and benefits of $103 million, including $63 million of incentive compensation, higher advertising expenses of $47 million, and increased warehousing costs of $17 million. SAG benefited from savings from rationalization plans of $18 million and an insurance recovery of $8 million ($8 million after-tax or $0.03 per share). SAG in 2010 was 14.0% of sales, compared to 14.7% in 2009.

Rationalizations

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce selling, administrative and general expenses through associate headcount reductions. We recorded net rationalization charges of $240 million in 2010 ($225 million after-tax or $0.93 per share). Rationalization actions in 2010 consisted of the plan to close our tire manufacturing facility in Union City, Tennessee, the consolidation of several warehouses in North American Tire, an increase in costs related to the discontinuation of consumer tire production at one of our facilities in Amiens, France, and the closure of a tire manufacturing facility in Taiwan. Additional rationalization charges of approximately $50 million related to 2010 rationalization plans have not yet been recorded and are expected to be incurred and recorded during the next twelve months.

We recorded net rationalization charges of $227 million in 2009 ($182 million after-tax or $0.75 per share). Rationalization actions in 2009 consisted of initiatives in North American Tire to reduce manufacturing headcount at several facilities, including Union City, Tennessee; Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France and manufacturing headcount reductions at each of our two facilities in Brazil.

Upon completion of the 2010 plans, we estimate that annual operating costs will be reduced by approximately $97 million ($86 million CGS and $11 million SAG). The savings realized in 2010 for the 2010 plans totaled $9 million ($4 million CGS and $5 million SAG). In addition, savings realized in 2010 for the 2009 plans totaled $147 million ($121 million CGS and $26 million SAG).

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $316 million in 2010, increasing $5 million compared to 2009. The increase was due primarily to higher weighted average interest rates in 2010 partially offset by lower average debt levels.

Other Expense

Other Expense in 2010 was $186 million, increasing $146 million from $40 million in 2009. Net foreign currency exchange losses in 2010 were $159 million compared to $7 million in 2009. The 2010 period included a first quarter foreign exchange loss of $110 million ($99 million after-tax or $0.41 per share) resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar and a fourth quarter foreign exchange loss of $24 million ($20 million after-tax or $0.08 per share) in connection with the January 1, 2011 elimination of the two-tier exchange rate structure, which was announced by the Venezuelan government in December 2010. Foreign currency exchange also reflected net gains and losses resulting from the effect of exchange rate changes on various foreign currency transactions worldwide.

Effective January 1, 2010, Venezuela's economy was considered to be highly inflationary under U.S. generally accepted accounting principles since it experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements since January 1, 2010 were determined using official exchange rates.

On January 8, 2010, Venezuela established a two-tier exchange rate structure for essential and non-essential goods. For essential goods the official exchange rate was 2.6 bolivares fuertes to the U.S. dollar and for non-essential goods the official exchange rate was 4.3 bolivares fuertes to the U.S. dollar. As announced by the Venezuelan government in December 2010, on January 1, 2011, the two-tier exchange rate structure was eliminated and the exchange rate for essential goods cannot be used for our unsettled amounts at December 31, 2010. Effective January 1, 2011, the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar was established for substantially all goods.

The $110 million foreign currency exchange loss in the first quarter of 2010 primarily consisted of a $157 million remeasurement loss on bolivar-denominated net monetary assets and liabilities, including deferred taxes, at the time of the January 2010 devaluation. The loss was primarily related to cash deposits in Venezuela that were remeasured at the official exchange rate of 4.3 bolivares fuertes applicable to non-essential goods, and was partially offset by a $47 million subsidy receivable related to U.S. dollar-denominated payables that were expected to be settled at the official subsidy exchange rate of 2.6 bolivares fuertes applicable to essential goods. Since we expected these payables to be settled at the subsidy essential goods rate, we established a subsidy receivable to reflect the expected benefit to be received in the form of the difference between the essential and non-essential goods exchange rates. Throughout 2010, we periodically assessed our ability to realize the benefit of the subsidy receivable, and a substantial portion of purchases by our Venezuelan subsidiary had qualified and settled at the official exchange rate for essential goods.

As a result of the elimination of the official subsidy exchange rate for essential goods, we no longer expect our Venezuelan subsidiary to settle payables at that exchange rate. Accordingly, we recorded a foreign exchange loss of $24 million in the fourth quarter of 2010 related to the reversal of the subsidy receivable at December 31, 2010.

Financing fees in 2010 of $95 million included $56 million ($56 million after-tax or $0.23 per share) related to the redemption of $973 million of long term debt, of which $50 million were cash premiums paid on the redemption and $6 million were financing fees which were written off. Also included in financing fees were costs related to our debt exchange offer of $5 million ($5 million after-tax or $0.02 per share).

Net gains on asset sales were $73 million ($48 million after-tax or $0.20 per share) in 2010 compared to net losses on asset sales of $30 million ($30 million after-tax or $0.13 per share) in 2009. Net gains in 2010 related primarily to the sale of a closed manufacturing facility in Taiwan and land in Thailand and the recognition of a deferred gain from the sale of a warehouse in Guatemala in 2008. Net losses in 2009 were due primarily to the sale of certain of our properties in Akron, Ohio that comprise our current headquarters in connection with the development of a proposed new headquarters in Akron, Ohio.

The 2010 period also included a charge of $25 million ($18 million after-tax or $0.07 per share) related to a claim regarding the use of value-added tax credits in prior years.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other Expense.

Income Taxes

Tax expense in 2010 was $172 million on income before income taxes of $8 million primarily driven by a U.S. loss of $529 million with no tax benefit. For 2009 tax expense was $7 million on a loss before income taxes of $357 million. Our income tax expense or benefit is allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, for the years ending December 31, 2010 and 2009, a $9 million ($9 million after-minority or $0.04 per share) and $100 million ($100 million after-minority or $0.42 per share), respectively, non-cash tax benefit has been allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2010 also included net tax benefits of $33 million ($31 million after-minority or $0.13 per share) primarily related to a $16 million benefit on enacted tax law changes and $20 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions. Income tax expense in 2009 also included net tax benefits of $42 million ($42 million after-minority or $0.18 per share) primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

The difference between our effective tax rate and the U.S. statutory rate was due primarily to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed above.

Our losses in various taxing jurisdictions in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against certain of our net deferred tax assets. However, in certain foreign locations, it is reasonably possible that sufficient positive evidence required to release all, or a portion, of these valuation allowances within the next 12 months will exist, resulting in possible one-time tax benefits of up to $150 million ($135 million net of minority interest).

For further information, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $52 million in 2010, compared to $11 million in 2009. The increase was due primarily to increased earnings in our joint venture in Europe.

2009 Compared to 2008

For the year ended December 31, 2009, Goodyear net loss was $375 million, or $1.55 per share, compared to $77 million, or $0.32 per share, in 2008.

Net Sales

Net sales in 2009 of $16.3 billion decreased $3.2 billion, or 16%, compared to 2008 due primarily to lower tire volume of $1.4 billion, primarily in North American Tire and EMEA, reduced sales in other tire-related businesses of $924 million, primarily in North American Tire's third party sales of chemical products, and foreign currency translation of $699 million, primarily in EMEA. Net sales also decreased $124 million due to unfavorable changes in product mix net of pricing improvements, reflecting a lower mix of high-value-added commercial truck and off-the-road tires due to weakness in those markets.

The following table presents our tire unit sales for the periods indicated:

(In millions of tires)	Year Ended December 31,		
	2009	**2008**	**% Change**
Replacement Units			
North American Tire (U.S. and Canada)	50.0	51.4	(2.9)%
International	78.0	82.7	(5.7)%
Total	128.0	134.1	(4.6)%
OE Units			
North American Tire (U.S. and Canada)	12.7	19.7	(35.5)%
International	26.3	30.7	(14.1)%
Total	39.0	50.4	(22.5)%
Goodyear worldwide tire units	167.0	184.5	(9.5)%

The decrease in worldwide tire unit sales of 17.5 million units, or 9.5%, compared to 2008, included a decrease of 11.4 million OE units, or 22.5%, due primarily to decreases in the consumer markets in North American Tire and EMEA due to recessionary economic conditions resulting in lower demand for new vehicles, and a decrease of 6.1 million units, or 4.6%, in replacement units, primarily in North American Tire and EMEA. North American Tire consumer replacement volume decreased 1.1 million units, or 2.3%, and EMEA consumer replacement volume decreased 2.7 million units, or 5.1%. The decline in consumer replacement volume is due in part to recessionary economic conditions in the U.S. and Europe.

Cost of Goods Sold

CGS was $13.7 billion in 2009, decreasing $2.5 billion, or 15%, compared to 2008. CGS in 2009 decreased due primarily to lower tire volume of $1.2 billion, mainly in North American Tire and EMEA, lower costs in other tire-related businesses of $788 million, primarily in North American Tire's cost of chemical products, foreign currency translation of $616 million, primarily in EMEA, product mix-related manufacturing cost decreases of $331 million and lower raw material costs of $115 million. CGS also benefited from savings from rationalization plans of $105 million. CGS was unfavorably impacted by increased conversion costs of $655 million, due primarily to higher under-absorbed fixed overhead costs of $490 million due to lower production volume. CGS in 2009 included charges for accelerated depreciation and asset write-offs of $43 million ($38 million after-tax or $0.16 per share), compared to $28 million in 2008 ($28 million after-tax or $0.12 per share). CGS in 2009 also included a charge of

$5 million ($5 million after-tax or $0.02 per share) related to our new labor contract with the USW. CGS was 83.9% of sales in 2009 compared to 82.8% in 2008.

Selling, Administrative and General Expense

SAG was $2.4 billion in 2009, decreasing $196 million, or 8%, compared to 2008. SAG decreased due primarily to reduced foreign currency translation of $105 million, lower advertising expenses of $52 million, savings from rationalization plans of $42 million, reduced transportation and warehousing costs of $27 million, lower costs for consultants and contract labor of $22 million and other cost reduction actions. SAG reflected increased incentive compensation costs of $97 million of which approximately 50% was due to an increase in our stock price. SAG in 2009 was 14.7% of sales, compared to 13.3% in 2008.

Rationalizations

We recorded net rationalization charges of $227 million in 2009 ($182 million after-tax or $0.75 per share). Rationalization actions in 2009 consisted of initiatives in North American Tire to reduce manufacturing headcount at several facilities, including Union City, Tennessee; Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France and manufacturing headcount reductions at each of our two facilities in Brazil.

We recorded net rationalization charges of $184 million in 2008 ($167 million after-tax or $0.69 per share), which consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, the closure of the Tyler, Texas mix center, and our plan to exit 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $311 million in 2009, decreasing $9 million compared to 2008. The decrease was due primarily to lower weighted average interest rates in 2009, partially offset by higher average debt levels.

Other Expense

Other Expense was $40 million in 2009 compared to $59 million in 2008. Other Expense in 2009 decreased due primarily to lower expenses for financing fees and financial instruments, general and product liability — discontinued products, and foreign currency exchange. Other Expense in 2009 was adversely affected by net losses on asset sales and lower interest income. Other Expense in 2009 included a gain of $26 million ($13 million after-tax or $0.05 per share) from the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand, net losses on asset sales of $30 million ($30 million after-tax or $0.13 per share) due primarily to the sale of properties in Akron, Ohio, a loss on the liquidation of our subsidiary in Guatemala of $18 million ($18 million after-tax or $0.08 per share), and a charge for a legal reserve for a closed facility of $5 million ($4 million after-tax or $0.02 per share).

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other Expense.

Income Taxes

Tax expense in 2009 was $7 million on a loss before income taxes of $357 million. For 2008, we recorded tax expense of $209 million on income before income taxes of $186 million. Our income tax expense or benefit is allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, for 2009, a $100 million non-cash tax benefit ($100 million after-minority or $0.42 per share) has been allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2009 also included net tax benefits of $42 million ($42 million after-minority or $0.18 per share) primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

The difference between our effective tax rate and the U.S. statutory rate was due primarily to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed above.

For further information, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $11 million in 2009, compared to $54 million in 2008. The decrease was due primarily to decreased earnings in our joint venture in Europe.

RESULTS OF OPERATIONS — SEGMENT INFORMATION

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition and are segmented on a regional basis.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions. Segment operating income is computed as follows: Net Sales less CGS (excluding asset write-off and accelerated depreciation charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales and certain other items.

Total segment operating income was $917 million in 2010, $372 million in 2009 and $804 million in 2008. Total segment operating margin (segment operating income divided by segment sales) in 2010 was 4.9%, compared to 2.3% in 2009 and 4.1% in 2008.

Management believes that total segment operating income is useful because it represents the aggregate value of income created by our SBUs and excludes items not directly related to the SBUs for performance evaluation purposes. Total segment operating income is the sum of the individual SBUs' segment operating income. Refer to the Note to the Consolidated Financial Statements No. 17, Business Segments, for further information and for a reconciliation of total segment operating income to Income (Loss) before Income Taxes.

North American Tire

	Year Ended December 31,		
(In millions)	2010	2009	2008
Tire Units	66.7	62.7	71.1
Net Sales	$8,205	$6,977	$8,255
Operating Income (Loss)	18	(305)	(156)
Operating Margin	0.2%	(4.4)%	(1.9)%

2010 Compared to 2009

North American Tire unit sales in 2010 increased 4.0 million units, or 6.3%, from the 2009 period. The increase was primarily related to an increase in OE volume of 3.2 million units, or 25.4%, primarily in our consumer business, due to increased vehicle production. Replacement volume increased 0.8 million units, or 1.4%, due primarily to improved industry volumes driven by economic growth.

Net sales in 2010 increased $1.2 billion, or 17.6%, compared to 2009 due primarily to increased sales in other tire-related businesses of $610 million, primarily related to an increase in the price and volume of third party sales of chemical products. Higher tire volume of $304 million, improved price and product mix of $269 million and favorable foreign currency translation of $39 million also contributed to the growth in net sales.

Operating income in 2010 was $18 million, improving $323 million from a loss of $305 million in 2009. Price and product mix improved $260 million, which more than offset raw material price increases of $177 million. Operating income also benefited from lower conversion costs of $171 million, increased operating income in our other tire-related business of $47 million, primarily related to sales of chemical products, higher tire volume of $26 million and lower transportation costs of $20 million. The decrease in conversion costs was primarily driven by lower under-absorbed fixed overhead costs of $119 million due to higher production volume and savings from rationalization plans of $55 million. Lower employee benefit costs and productivity improvements were offset by inflation and higher profit sharing costs. SAG expense increased $15 million driven by increased advertising costs of $15 million and higher general and product liability expenses of $14 million partially offset by savings from rationalization plans of $8 million and lower bad debt expense of $6 million.

Operating income in 2010 excluded net rationalization charges of $184 million primarily related to the closure of our Union City, Tennessee manufacturing facility, net gains on asset sales of $2 million and charges for accelerated depreciation of $2 million. Operating loss in 2009 excluded net rationalization charges of $112 million, charges for accelerated depreciation and asset write-offs of $16 million, and net gains on asset sales of $4 million.

2009 Compared to 2008

North American Tire unit sales in 2009 decreased 8.4 million units, or 11.9%, from the 2008 period. The decrease was primarily related to a decline in OE volume of 7 million units, or 35.5%, primarily in our consumer business, due to reduced vehicle production. Replacement volume decreased 1.4 million units, or 2.9%, primarily in the consumer business, due to continuing recessionary economic conditions.

Net sales in 2009 decreased $1.3 billion, or 15.5%, compared to 2008 due primarily to decreased sales in other tire-related businesses of $729 million, primarily related to third party sales of chemical products, lower tire volume of $635 million and unfavorable foreign currency translation of $38 million. Net sales were favorably affected by improved price and product mix of $124 million.

Operating loss in 2009 increased $149 million, or 95.5%, compared to 2008 due primarily to higher conversion costs of $220 million, decreased sales volume of $77 million and lower operating income in chemical and other tire-related businesses of $82 million. Conversion costs increased due primarily to higher under-absorbed fixed overhead costs of $245 million as a result of reduced production volume, and increased pension expense as a result of lower 2008 returns on plan assets and higher amortization of net losses. Increased pension and defined contribution expense of $159 million more than offset savings resulting from the implementation of the Voluntary Employees' Beneficiary Association ("VEBA") of $89 million. Conversion costs were favorably impacted by savings from rationalization plans of $60 million and lower utility costs of $21 million. Operating income was favorably affected by lower raw material costs of $85 million, improved price and product mix of $78 million, reduced SAG of $38 million and lower transportation costs of $19 million. SAG decreased due primarily to reduced warehousing costs and savings from rationalization programs.

Operating loss in 2009 excluded net rationalization charges of $112 million, $16 million of charges for accelerated depreciation and asset write-offs, and net gains on asset sales of $4 million. Operating income in 2008 excluded net rationalization charges of $54 million, net gains on asset sales of $18 million and $3 million of charges for accelerated depreciation.

Europe, Middle East and Africa Tire

	Year Ended December 31,		
(In millions)	**2010**	**2009**	**2008**
Tire Units	72.0	66.0	73.6
Net Sales	$6,407	$5,801	$7,316
Operating Income	319	166	425
Operating Margin	5.0%	2.9%	5.8%

2010 Compared to 2009

Europe, Middle East and Africa Tire unit sales in 2010 increased 6.0 million units, or 9.0%, from the 2009 period. OE volume increased 3.2 million units, or 24.4%, primarily in our consumer business, due to increased vehicle production. Replacement volume increased 2.8 million units, or 5.2%, primarily in the consumer business, due to improved economic conditions and a strong winter season.

Net sales in 2010 increased $606 million, or 10.4%, compared to 2009, due primarily to higher volume of $454 million and improved price and product mix of $356 million. These increases were partially offset by unfavorable foreign currency translation of $193 million.

Operating income in 2010 increased $153 million, or 92.2%, compared to 2009, due primarily to lower conversion costs of $174 million and increased volume of $118 million. Conversion costs decreased due primarily to lower under-absorbed fixed overhead costs of $108 million due to higher production volume. Operating income was unfavorably affected by higher raw material costs of $182 million, which were partially offset by improved price and product mix of $131 million, higher SAG expenses of $73 million, and unfavorable foreign currency translation of $17 million. SAG expenses increased due to higher wages and benefits of $35 million and increased advertising expenses of $26 million. Conversion costs and SAG expenses included savings from rationalization plans of $12 million and $7 million, respectively.

Operating income in 2010 excluded net rationalization charges of $41 million and net gains on asset sales of $6 million and charges for accelerated depreciation and asset write-offs of $1 million. Operating income in 2009 excluded net rationalization charges of $82 million and net gains on asset sales of $1 million.

EMEA's results are highly dependent upon Germany, which accounted for approximately 35% and 33% of EMEA's net sales in 2010 and 2009, respectively. Accordingly, results of operations in Germany will have a significant impact on EMEA's future performance. In addition, excluding the estimated loss on the sale of approximately $50 million to $75 million, EMEA's operating income is expected to be favorably affected by approximately $20 million to $25 million on an annualized basis due to the anticipated sale of our EMEA farm tire business as a result of recent operating losses in that business. The transaction is subject to the exercise of a put option by us following completion of a social plan related to the previously announced discontinuation of consumer tire production at one of our facilities in Amiens, France and required consultation with various works councils.

2009 Compared to 2008

Europe, Middle East and Africa Tire unit sales in 2009 decreased 7.6 million units, or 10.3%, from the 2008 period. OE volume decreased 4.5 million units, or 25.4%, primarily in our consumer business, due to reduced vehicle production. Replacement volume decreased 3.1 million units, or 5.5%, primarily in the consumer business, due to recessionary economic conditions.

Net sales in 2009 decreased $1.5 billion, or 20.7%, compared to 2008, due primarily to lower volume of $665 million, foreign currency translation of $450 million and lower sales in other tire-related businesses of $150 million. Net sales also decreased by $250 million as a result of unfavorable changes in product mix, net of pricing improvements.

Operating income in 2009 decreased $259 million, or 60.9%, compared to 2008, due primarily to higher conversion costs of $258 million, decreased volume of $148 million, and decreased operating income in other tire-related businesses of $44 million. Conversion costs increased due primarily to higher under-absorbed fixed overhead costs of $195 million due to reduced production volume. Conversion costs included savings from rationalization plans of $19 million. Operating income was favorably affected by lower SAG expenses of $113 million, improved price and mix of $22 million, lower raw material costs of $16 million and favorable foreign currency translation of $16 million. SAG savings included lower advertising expenses of $45 million, savings from rationalization plans of $20 million, lower consulting and contract labor costs of $16 million and reduced travel-related expenses of $16 million.

Operating income in 2009 excluded net rationalization charges of $82 million and net gains on asset sales of $1 million. Operating income in 2008 excluded net rationalization charges of $41 million and net gains on asset sales of $20 million.

Latin American Tire

(In millions)	Year Ended December 31,		
	2010	2009	2008
Tire Units	20.7	19.1	20.0
Net Sales	$2,158	$1,814	$2,088
Operating Income	330	301	367
Operating Margin	15.3%	16.6%	17.6%

2010 Compared to 2009

Latin American Tire unit sales in 2010 increased 1.6 million units, or 8.5%, from the 2009 period. Replacement tire volume increased 0.9 million units, or 6.7%, reflecting increased volume in both consumer and commercial businesses. OE volume increased 0.7 million units, or 12.3%, due primarily to an increase in our consumer business.

Net sales in 2010 increased $344 million, or 19.0%, from the 2009 period, due primarily to improved price and product mix of $219 million and increased volume of $128 million. These increases were partially offset by unfavorable foreign currency translation of $30 million which included $192 million related to the devaluation of the Venezuelan bolivar fuerte.

Operating income in 2010 increased $29 million, or 9.6%, from the same period in 2009, due primarily to improved price and product mix of $188 million, which more than offset higher raw material costs of $84 million, and lower conversion costs of $24 million. These increases were partially offset by unfavorable foreign currency translation of $49 million, higher SAG costs of $26 million, and lower profitability on intersegment transfers of $24 million. Higher SAG expenses included higher wages and benefits of $13 million and higher warehousing expenses of $11 million. Conversion costs included lower under-absorbed fixed overhead costs of $41 million and savings from rationalization plans of $8 million.

Operating income in 2010 excluded a charge of $25 million related to a claim regarding the use of value-added tax credits in prior periods, net gains on asset sales of $7 million, and net rationalization charges of $5 million. In addition, a $134 million foreign currency exchange loss in Venezuela also is excluded from operating income in 2010. Operating income in 2009 excluded net rationalization charges of $20 million and net gains on asset sales of $2 million. In addition, operating income excluded charges of $18 million in 2009 resulting from the recognition of accumulated foreign currency translation losses in connection with the liquidation of our subsidiary in Guatemala.

Latin American Tire's results are highly dependent upon Brazil, which accounted for approximately 61% and 51% of Latin American Tire's net sales in 2010 and 2009, respectively. Accordingly, results of operations in Brazil will have a significant impact on Latin American Tire's future performance. In addition, Latin America Tire's operating income is expected to be adversely impacted by approximately $30 million to $35 million on an annualized basis due to the anticipated sale of our Latin American Tire farm tire business. The sale is expected to close in the first half of 2011.

Goodyear Venezuela contributed a significant portion of Latin American Tire's sales and operating income in 2010 and 2009. The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions adversely impacted Latin American Tire's operating results by approximately $85 million as compared to 2009. The elimination of the official exchange rate for essential goods is not expected to have a significant impact on Latin American Tire's sales and operating income in 2011 compared to 2010. For further information see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview" in this Annual Report.

2009 Compared to 2008

Latin American Tire unit sales in 2009 decreased 0.9 million units, or 4.5%, from the 2008 period. Replacement tire volume decreased 0.8 million units, or 5.9%, reflecting reduced volume in both consumer and commercial businesses. OE volume decreased 0.1 million units, or 1.3%, due primarily to a decrease in our commercial business.

Net sales in 2009 decreased $274 million, or 13.1%, from the 2008 period, due primarily to foreign currency translation of $123 million, decreased volume of $92 million, lower sales of other tire-related businesses of $33 million, and $26 million as a result of unfavorable changes in product mix, net of pricing improvements.

Operating income in 2009 decreased $66 million, or 18.0%, from the same period in 2008, due primarily to higher conversion costs of $43 million, lower volume of $28 million, lower profitability on intersegment transfers of $21 million, higher inventory reserves of $4 million and costs related to manufacturing start-up activities of $3 million. Conversion costs increased due primarily to higher under-absorbed fixed overhead costs of $43 million and other inflation of $10 million. Conversion costs also included savings from rationalization plans of $15 million. Operating income was favorably affected by improvements in price and product mix of $69 million, which more than offset higher raw material costs of $16 million. Operating income in 2008 included a gain of $12 million related to the favorable settlement of an excise tax case.

Operating income in 2009 excluded net rationalization charges of $20 million and net gains on asset sales of $2 million. Operating income in 2008 excluded net gains on asset sales of $5 million and net rationalization charges of $4 million. In addition, operating income excluded charges of $18 million and $16 million in 2009 and 2008, respectively, resulting from the recognition of accumulated foreign currency translation losses in connection with the liquidation of our subsidiaries in Guatemala and Jamaica.

Asia Pacific Tire

	Year Ended December 31,		
(In millions)	**2010**	**2009**	**2008**
Tire Units	21.4	19.2	19.8
Net Sales	$2,062	$1,709	$1,829
Operating Income	250	210	168
Operating Margin	12.1%	12.3%	9.2%

2010 Compared to 2009

Asia Pacific Tire unit sales in 2010 increased 2.2 million units, or 11.6%, from the 2009 period. OE volumes increased 1.6 million units, or 22.5%, primarily in the consumer business and replacement unit sales increased 0.6 million units, or 5.2%. The increase in units is due to continued growth in vehicle production in China and India.

Net sales in 2010 increased $353 million, or 20.7%, compared to the 2009 period, due primarily to foreign currency translation of $172 million, increased volume of $158 million and improved price and product mix of $23 million.

Operating income in 2010 increased $40 million, or 19.0%, compared to the 2009 period, due primarily to improved price and product mix of $110 million, which was offset by higher raw material costs of $106 million, increased volume of $32 million, favorable foreign currency translation of $21 million and decreased conversion costs of $19 million. Conversion costs included savings from rationalization plans of $16 million and lower under-absorbed fixed overhead costs of $10 million. Operating income was adversely affected by start-up expenses for our new manufacturing facility in Pulandian, China of approximately $10 million and higher SAG costs of $22 million, including increased wages and benefits of $9 million. Operating income in 2009 included a gain of $7 million from insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand in 2007.

Operating income in 2010 and 2009 excluded charges for accelerated depreciation and asset write-offs of $12 million and $26 million, respectively, and net rationalization charges of $11 million and $10 million, respectively. In addition, operating income excluded net gains on asset sales of $58 million and $5 million in 2010 and 2009, respectively, due primarily to the sale of a closed manufacturing facility in Taiwan and land in Thailand in 2010.

Asia Pacific Tire's results are highly dependent upon Australia, which accounted for approximately 43% and 45% of Asia Pacific Tire's net sales in 2010 and 2009, respectively. Accordingly, results of operations in Australia will have a significant impact on Asia Pacific Tire's future performance. In 2011, start-up expenses of our new manufacturing facility in Pulandian, China are expected to adversely impact Asia Pacific Tire's operating income by $30 million to $40 million compared to 2010.

2009 Compared to 2008

Asia Pacific Tire unit sales in 2009 decreased 0.6 million units, or 2.9%, from the 2008 period. Replacement unit sales decreased 0.8 million units, or 6.3%, while OE volumes increased 0.2 million units, or 3.4%, primarily in the consumer business. The net decrease in units is due to recessionary economic conditions, primarily in Australia, that were partially offset by increased growth in vehicle production in China.

Net sales in 2009 decreased $120 million, or 6.6%, compared to the 2008 period, due primarily to foreign currency translation of $88 million, lower volume of $48 million and decreased sales in other tire-related businesses of $12 million, primarily in the retail business. Net sales were favorably affected by improved price and product mix of $28 million.

Operating income in 2009 increased $42 million, or 25.0%, compared to the 2008 period, due primarily to improved price and mix of $38 million, lower raw material costs of $30 million and decreased conversion costs of $6 million. Conversion costs included savings from rationalization plans of $12 million, partially offset by $7 million of under-absorbed fixed overhead costs due to reduced production volume. Operating income in 2009 included a gain of $7 million from insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand in 2007. Operating income was adversely affected by lower volume of $13 million, decreased operating income in other tire-related businesses of $8 million, and increases in incentive compensation expense of $9 million and in the cost of imported finished tires of $6 million.

Operating income in 2009 and 2008 excluded charges for accelerated depreciation and asset write-offs of $26 million and $24 million, respectively, and net rationalization charges of $10 million and $83 million, respectively, primarily related to the closure of our manufacturing facilities in the Philippines and Australia. In addition, operating income excluded net gains on asset sales of $5 million and $10 million in 2009 and 2008, respectively.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. On an ongoing basis, management reviews its estimates, based on currently available information. Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods. Our critical accounting policies relate to:

- general and product liability and other litigation,
- workers' compensation,
- recoverability of goodwill,
- deferred tax asset valuation allowance and uncertain income tax positions, and
- pensions and other postretirement benefits.

General and Product Liability and Other Litigation. General and product liability and other recorded litigation liabilities are recorded based on management's assessment that a loss arising from these matters is probable. If the loss can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated within a range and no point within the range is more probable than another, we record the minimum amount in the range. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Loss ranges are based upon the specific facts of each claim or class of claims and are determined after review by counsel. Court rulings on our cases or similar cases may impact our assessment of the probability and our estimate of the loss, which may have an impact on our reported results of operations, financial position and liquidity. We record receivables for insurance recoveries related to our litigation claims when it is probable that we will receive reimbursement from the insurer. Specifically, we are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos 1) in certain rubber encapsulated products or aircraft braking systems manufactured by us in the past, or 2) in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in Federal and state courts.

A significant assumption in our estimated asbestos liability is the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future may result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase may be significant. We had recorded liabilities for both asserted and unasserted asbestos claims, inclusive of defense costs, totaling $126 million at December 31, 2010. The portion of the liability associated with unasserted asbestos claims and related defense costs was $63 million. At December 31, 2010, we estimate that it is reasonably possible that our gross liabilities, net of our estimate for probable insurance recoveries, could exceed our recorded amounts by approximately $10 million.

We maintain primary insurance coverage under coverage-in-place agreements as well as excess liability insurance with respect to asbestos liabilities. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery. This determination is based on consultation with our outside legal counsel and taking into consideration agreements in principle with certain of our insurance carriers, the financial viability and legal obligations of our insurance carriers and other relevant factors.

As of December 31, 2010, (i) we had recorded a receivable related to asbestos claims of $67 million, and (ii) we expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. The receivables recorded consist of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers. Of this amount, $8 million was included in Current Assets as part of Accounts receivable at December 31, 2010.

Workers' Compensation. We had recorded liabilities, on a discounted basis, of $291 million for anticipated costs related to U.S. workers' compensation claims at December 31, 2010. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. The liability is discounted using the risk-free rate of return.

For further information on general and product liability and other litigation, and workers' compensation, refer to the Note to the Consolidated Financial Statements No. 19, Commitments and Contingent Liabilities.

Recoverability of Goodwill. Goodwill is not amortized. Rather, goodwill is tested for impairment annually or more frequently if an indicator of impairment is present. Goodwill totaled $683 million at December 31, 2010.

We have determined our reporting units to be consistent with our operating segments comprised of four strategic business units: North American Tire, Europe, Middle East and Africa Tire, Latin American Tire, and Asia Pacific Tire. Goodwill is allocated to these reporting units based on the original purchase price allocation for acquisitions within the various reporting units. There have been no changes to our reporting units or in the manner in which goodwill was allocated in 2010.

Our annual impairment testing is conducted as of July 31st each year and for 2010 our analysis indicated no impairment of goodwill. For purposes of our annual testing in 2010, we determined the estimated fair values using a discounted cash flow approach. We believe this methodology is appropriate in the determination of fair value. We may also use different fair value techniques when we believe a discounted cash flow approach may not provide an appropriate determination of fair value.

The discounted cash flow model of the reporting units is based on the forecasted operating cash flow for the current year, projected operating cash flows for the next nine years (determined using forecasted amounts as well as an estimated growth rate) and a terminal value beyond ten years. Discounted cash flows consist of the operating cash flows for each business unit less an estimate for capital expenditures. The key assumptions incorporated in the discounted cash flow approach include growth rates, projected segment operating income, changes in working capital, our plan for capital expenditures, anticipated funding for pensions, and a discount rate equal to our assumed long term cost of capital. Corporate administrative expenses are allocations of corporate overhead that we make to each strategic business unit and are excluded from the discounted cash flow model. Cash flows may be adjusted to exclude certain non-recurring or unusual items. As segment operating income was the starting point for determining operating cash flow, which excludes non-recurring or unusual items, there were no other non-recurring or unusual items excluded from the calculations of operating cash flow in any of the periods included in our determination of fair value.

We consider significant decreases in forecasted cash flows in future periods to be an indication of a potential impairment. At the time of our annual impairment testing, fair value would have to decline in excess of 40% for North American Tire, over 45% for EMEA and over 20% for Asia Pacific Tire to reduce fair value below carrying value. The discount rate used would have to increase over two percentage points for North American Tire, over seven percentage points for EMEA and over two percentage points for Asia Pacific Tire or the assumed growth rate would have to be negative for each of the business units to indicate a potential impairment.

Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions. At December 31, 2010, we had a valuation allowance aggregating $3.1 billion against all of our net Federal and state and certain of our foreign net deferred tax assets.

We assess both negative and positive evidence when measuring the need for a valuation allowance. Evidence, such as operating results during the most recent three-year period, is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign locations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net Federal, state and certain of our foreign deferred tax assets. We intend to maintain a valuation allowance against our net deferred tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or that we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution. We report interest and penalties related to uncertain income tax positions as income taxes. For additional information regarding uncertain income tax positions, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

Pensions and Other Postretirement Benefits. Our recorded liabilities for pensions and other postretirement benefits are based on a number of assumptions, including:

- life expectancies,
- retirement rates,
- discount rates,

- long term rates of return on plan assets,
- future compensation levels,
- future health care costs, and
- maximum company-covered benefit costs.

Certain of these assumptions are determined with the assistance of independent actuaries. Assumptions about life expectancies, retirement rates, future compensation levels and future health care costs are based on past experience and anticipated future trends, including an assumption about inflation. The discount rate for our U.S. plans is based on a yield curve derived from a portfolio of corporate bonds from issuers rated Aa or higher as of December 31 and is reviewed annually. Our expected benefit payment cash flows are discounted based on spot rates developed from the yield curve. The long term rate of return on plan assets is based on the compound annualized return of our U.S. pension fund over a period of 15 years or more, estimates of future long term rates of return on assets similar to the target allocation of our pension fund and long term inflation. Actual U.S. pension fund asset allocations are reviewed on a monthly basis and the pension fund is rebalanced to target ranges on an as-needed basis. These assumptions are reviewed regularly and revised when appropriate. Changes in one or more of them may affect the amount of our recorded liabilities and net periodic costs for these benefits. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. If the actual experience differs from expectations, our financial position, results of operations and liquidity in future periods may be affected.

The weighted average discount rate used in estimating the total liability for our U.S. pension and other postretirement benefit plans was 5.20% and 4.62%, respectively, at December 31, 2010, compared to 5.75% and 5.45% for our U.S. pension and other postretirement benefit plans, respectively, at December 31, 2009. The decrease in the discount rate at December 31, 2010 was due primarily to lower interest rate yields on highly rated corporate bonds. Interest cost included in our U.S. net periodic pension cost was $296 million in 2010, compared to $314 million in 2009 and $312 million in 2008. Interest cost included in our worldwide net periodic other postretirement benefits cost was $33 million in 2010, compared to $32 million in 2009 and $84 million in 2008. Interest cost decreased in 2009 as a result of the reduction in other postretirement benefits liability due to the VEBA settlement.

The following table presents the sensitivity of our U.S. projected pension benefit obligation, accumulated other postretirement benefits obligation, shareholders' equity, and 2011 expense to the indicated increase/decrease in key assumptions:

		+ / − Change at December 31, 2010		
(Dollars in millions)	**Change**	**PBO/ABO**	**Equity**	**2011 Expense**
Pensions:				
Assumption:				
Discount rate	+/− 0.5%	$ 298	$ 298	$11
Actual 2010 return on assets	+/− 1.0%	N/A	33	5
Expected return on assets	+/− 1.0%	N/A	N/A	36
Other Postretirement Benefits:				
Assumption:				
Discount rate	+/− 0.5%	$ 12	$ 12	$—
Health care cost trends — total cost	+/− 1.0%	3	3	—

A significant portion of the net actuarial loss included in AOCL of $2,314 million in our U.S. pension plans as of December 31, 2010 is a result of 2008 plan asset losses and the overall decline in U.S. discount rates over time. For purposes of determining our 2010 U.S. net periodic pension expense, our funded status was such that we recognized $133 million of the net actuarial loss in 2010. We will recognize approximately $135 million of net actuarial losses in 2011. If our future experience is consistent with our assumptions as of December 31, 2010, actuarial loss recognition over the next few years will remain at an amount near that to be recognized in 2011 before it begins to gradually decline.

The actual rate of return on our U.S. pension fund was 14.4%, 25.6% and (31.7)% in 2010, 2009 and 2008, respectively, as compared to the expected rate of 8.5% for all three years. We use the fair value of our pension assets in the calculation of pension expense for all of our U.S. pension plans.

We experienced a decrease in our U.S. discount rate at the end of 2010 and a large portion of the net actuarial loss included in AOCL of $180 million in our worldwide other postretirement benefit plans as of December 31, 2010 is a result of the overall decline in U.S. discount rates over time. The net actuarial loss increased from 2009 due to the decrease in the discount rate at December 31, 2010. For purposes of determining 2010 worldwide net periodic other postretirement benefits cost, we recognized $9 million of the net actuarial losses in 2010. We will recognize approximately $12 million of net actuarial losses in 2011. If our future experience is consistent with our assumptions as of December 31, 2010, actuarial loss recognition over the next few years will remain at an amount near that to be recognized in 2011 before it begins to gradually decline.

The weighted average amortization period for our U.S. plans is approximately 14 years.

For further information on pensions and other postretirement benefits, refer to the Note to the Consolidated Financial Statements No. 14, Pension, Other Postretirement Benefits and Savings Plans.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our primary sources of liquidity are cash generated from our operating and financing activities. Our cash flows from operating activities are driven primarily by our operating results and changes in our working capital requirements and our cash flows from financing activities are dependent upon our ability to access credit or other capital.

We faced an uncertain business environment in 2010 as the global economy continued its recovery from the recessionary economic conditions that existed in many parts of the world during 2008 and 2009, particularly in North America and Europe. We also faced a number of substantial challenges, such as rapidly rising raw material and energy costs, wage inflation in emerging markets, continued pressure from our unfunded pension obligations, and the devaluation of the currency and economic weakness in Venezuela. Global tire industry demand, while improving, continues to be below pre-recessionary levels in North America and remains hard to predict, especially for OE production.

Given the uncertain economic environment, in 2010 we remained focused on cash flow in order to provide funding for investments in future growth, and took several actions to strengthen our liquidity, including:

- Further improvements in working capital through strong inventory management, improved vendor terms and good collections at year-end; and
- The successful completion of a $1.0 billion debt offering in August 2010 that addressed our 2011 debt maturities.

For further information on the other strategic initiatives we pursued in 2010, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview."

At December 31, 2010, we had $2,005 million in Cash and cash equivalents, compared to $1,922 million at December 31, 2009. Cash and cash equivalents were favorably affected by the reduced net loss compared to 2009, improvements in trade working capital of $52 million and proceeds from the issuance of our $1.0 billion 8.25% senior notes due 2020. Partially offsetting these increases in Cash and cash equivalents were capital expenditures of $944 million and the redemption of $973 million of outstanding notes, including $713 million of notes due in 2011 and $260 million of notes due in 2015.

At December 31, 2010 and 2009, we had $2,475 million and $2,567 million, respectively, of unused availability under our various credit agreements. The table below provides unused availability by our significant credit facilities as of December 31:

(In millions)	2010	2009
$1.5 billion first lien revolving credit facility due 2013	$1,001	$ 892
€505 million revolving credit facility due 2012	664	712
China financing agreements	394	530
Other U.S. and international debt	158	124
Notes payable and overdrafts	258	309
	$2,475	$2,567

At December 31, 2010, our unused availability included $394 million which can only be used to finance the relocation and expansion of our manufacturing facilities in China. These credit facilities, along with government grants, should provide funding for most of the cost related to the relocation and expansion of these manufacturing facilities. There were $153 million of borrowings outstanding under these credit facilities at December 31, 2010.

We have deposited our cash and cash equivalents and entered into various credit agreements and derivative contracts with financial institutions that we considered to be substantial and creditworthy at the time of such transactions. We seek to control our exposure to these financial institutions by diversifying our deposits, credit agreements and derivative contracts across multiple financial institutions, by setting deposit and counterparty credit limits based on long term credit ratings and other indicators of credit risk such as credit default swap spreads, and by monitoring the financial strength of these financial institutions on a regular basis. We also enter into master netting agreements with counterparties when possible. By controlling and monitoring exposure to financial institutions in this manner, we believe that we effectively manage the risk of loss due to nonperformance by a financial institution. However, we cannot provide assurance that we will not experience losses or delays in accessing our deposits or lines of credit due to the nonperformance of a financial institution. Our inability to access our cash deposits or make draws on our lines of credit, or the inability of a counterparty to fulfill its contractual obligations to us, could have a material adverse effect on our liquidity, financial position or results of operations in the period in which it occurs.

In 2011, we expect our operating needs to include global contributions to our funded pension plans of approximately $250 million to $300 million and our investing needs to include capital expenditures of approximately $1.1 billion to $1.2 billion. We also expect interest expense to range between $350 million and $375 million. The strategic initiatives described above are intended to permit us to operate the business in a way that allows us to address these needs with our existing cash and available credit if they cannot be funded by cash generated from operations. If market opportunities exist, we may choose to undertake additional financing actions in order to further enhance our liquidity position which could include obtaining new bank debt or capital markets transactions.

In March 2010, we completed an offer to exchange our outstanding 7.857% notes due 2011 for a new series of 8.75% notes due 2020. A total of $262 million in aggregate principal amount of the 7.857% notes due 2011 were validly tendered, and $282 million in aggregate principal amount of the 8.75% notes due 2020 were issued in the exchange.

In August 2010, we issued $1.0 billion aggregate principal amount of 8.25% senior notes due 2020. We used the net proceeds from the offerings of those notes, together with available cash, to redeem $973 million aggregate principal amount of outstanding notes on September 29, 2010, including $713 million of notes due in 2011 and $260 million of notes due in 2015. As a result of these transactions, we have paid off all of our material debt maturities due in 2011.

On June 25, 2010, the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 (the "Pension Relief Act") was signed into law. The Pension Relief Act provides funding relief for defined benefit pension plan sponsors by deferring near-term contributions. As allowed by the Pension Relief Act, we elected funding relief for the 2009 plan year and expect to elect funding relief for the 2011 plan year, which is expected to reduce our total U.S. pension contributions in 2011 to 2014 by approximately $275 million to $325 million. We currently estimate that we will be required to make contributions to our funded U.S. pension plans of approximately $200 million to $225 million in 2011. The reduction from funding relief will result in increased contributions in years after 2014.

SRI has certain minority exit rights that, if triggered and exercised, could require us to make a substantial payment to acquire SRI's interests in GDTE and GDTNA following the determination of the fair value of SRI's interests. As of the date of this filing, SRI has not provided us notice of any exit rights that have become exercisable.

Our ability to service debt and operational requirements is also dependent, in part, on the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, such as Venezuela, transfers of funds into or out of such countries by way of dividends, loans, advances or payments to third-party or affiliated suppliers are generally or periodically subject to certain requirements, such as obtaining approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments limit the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of satisfactorily meeting these requirements or limitations, we do not consider the net assets of our subsidiaries, including our Venezuelan subsidiary, that are subject to such requirements or limitations to be integral to our liquidity or our ability to service our debt and operational requirements. At December 31, 2010, approximately $627 million of net assets were subject to such restrictions.

Effective January 1, 2010, Venezuela's economy was considered to be highly inflationary under U.S. generally accepted accounting principles since it experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements since January 1, 2010 were determined using official exchange rates and are reported in Other Expense.

On January 8, 2010, Venezuela established a two-tier exchange rate structure for essential and non-essential goods. For essential goods the official exchange rate was 2.6 bolivares fuertes to the U.S. dollar and for non-essential goods the official exchange rate was 4.3 bolivares fuertes to the U.S. dollar. As announced by the Venezuelan government in December 2010, on January 1, 2011, the two-tier exchange rate structure was eliminated and the official exchange rate for essential goods cannot be used for our unsettled amounts at December 31, 2010. Effective January 1, 2011, the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar was established for substantially all goods.

The $110 million foreign currency exchange loss in the first quarter of 2010 primarily consisted of a $157 million remeasurement loss on bolivar-denominated net monetary assets and liabilities, including deferred taxes, at the time of the January 2010 devaluation. The loss was primarily related to cash deposits in Venezuela that were remeasured at the official exchange rate of 4.3 bolivares fuertes applicable to non-essential goods, and was partially offset by a $47 million subsidy receivable related to U.S. dollar-denominated payables that were expected to be settled at the official subsidy exchange rate of 2.6 bolivares fuertes applicable to essential goods. Since we expected these payables to be settled at the subsidy essential goods rate, we established a subsidy receivable to reflect the expected benefit to be received in the form of the difference between the essential and non-essential goods exchange rates. Throughout 2010, we periodically assessed our ability to realize the benefit of the subsidy receivable, and a substantial portion of purchases by our Venezuelan subsidiary had qualified and settled at the official exchange rate for essential goods.

As a result of the elimination of the official subsidy exchange rate for essential goods, we no longer expect our Venezuelan subsidiary to settle payables at that exchange rate. Accordingly, we recorded a foreign exchange loss of $24 million in the fourth quarter of 2010 related to the reversal of the subsidy receivable at December 31, 2010.

If in the future we convert bolivares fuertes at a rate other than the official exchange rate or the official exchange rate is revised, we may realize additional losses that would be recorded in the statement of operations. At December 31, 2010, we had bolivar fuerte denominated monetary assets of $210 million which consisted primarily of $188 million of cash, $18 million of deferred tax assets and $4 million of accounts receivable, and bolivar fuerte denominated monetary liabilities of $44 million which consisted primarily of $17 million of intercompany payables, $12 million of accounts payable — trade and $7 million of compensation and benefits. At December 31, 2009, we had bolivar fuerte denominated monetary assets of $389 million which consisted primarily of $370 million of cash, $11 million of deferred tax assets and $5 million of accounts receivable, and bolivar fuerte denominated monetary liabilities of $78 million which consisted primarily of $29 million of income taxes payable, $19 million of accounts payable — trade, and $11 million of compensation and benefits. All monetary assets and liabilities were remeasured at 4.3 bolivares fuertes to the U.S. dollar at December 31, 2010, and were translated at 2.15 bolivares fuertes to the U.S. dollar at December 31, 2009.

Goodyear Venezuela's sales were 1.2% and 2.4% of our net sales for the twelve months ended December 31, 2010 and 2009, respectively. Goodyear Venezuela's operating income was 6.4% and 38.4% of our segment operating income for the twelve months ended December 31, 2010 and 2009, respectively. The percentage for the twelve months ended December 31, 2009 was high due to the operating loss in 2009 in North American Tire. Goodyear Venezuela's sales are bolivar fuerte denominated and cost of goods sold are approximately 50% bolivar fuerte denominated and approximately 50% U.S. dollar denominated. A further 10% decrease in the bolivar fuerte against the U.S. dollar would decrease Goodyear Venezuela's sales and increase cost of goods sold by approximately $40 million and approximately $30 million, respectively, on an annual basis.

During 2010, Goodyear Venezuela settled $116 million and $20 million, respectively, of U.S. dollar-denominated intercompany payables and accounts payable — trade. For the twelve month period ended December 31, 2010, approximately 98% of those payables were settled at the essential goods rate of 2.6 bolivares fuertes to the U.S. dollar. At December 31, 2010, settlements of U.S. dollar-denominated liabilities pending before the currency exchange board were $107 million. At December 31, 2010, $19 million of the requested settlements were pending up to 180 days, $20 million were pending from 180 to 360 days and $68 million were pending over one year. Amounts pending from 180 to 360 days include dividends payable of $17 million and amounts pending over one year include imported tires of $27 million, intercompany charges for royalties of $15 million and dividends payable of $14 million. Currency exchange controls in Venezuela continue to limit our ability to remit funds from Venezuela.

Goodyear Venezuela contributed a significant portion of Latin American Tire's sales and operating income in 2010 and 2009. The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions and operational disruptions in Venezuela adversely impacted Latin American Tire's operating income by approximately $85 million as compared to 2009. Additionally, we recorded $134 million in charges related to the devaluation of the bolivar fuerte in 2010 in Other Expense. The operational challenges we face include high absenteeism, a lack of supplies and difficulties importing raw materials and finished goods. In response to the devaluation and conditions in Venezuela, we continue to evaluate the need to adjust prices for our products while remaining competitive and have taken steps to address our operational challenges, including securing necessary approvals for import licenses and increasing the local production of certain tires. Our pricing policies take into account factors such as fluctuations in raw material cost, production cost, market demand and adherence to government price controls. As a result, the elimination of the two-tier exchange rate structure is not expected to have a significant impact on Latin American Tire's sales and operating income in 2011 compared to 2010.

We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities in 2011 and to provide us with flexibility to respond to further changes in the business environment. If market opportunities exist, we may choose to undertake additional financing actions in order to further enhance our liquidity position which could include obtaining new bank debt or capital markets transactions. However, the challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations or our access to credit or other capital.

Cash Position

At December 31, 2010, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $415 million or 21% in Europe, Middle East and Africa, primarily Luxembourg, South Africa and Poland ($352 million or 18% at December 31, 2009),

- $393 million or 20% in Asia, primarily China, Australia and India ($217 million or 11% at December 31, 2009), and

- $368 million or 18% in Latin America, primarily Venezuela and Brazil ($533 million or 28% at December 31, 2009).

Operating Activities

Net cash provided by operations was $924 million in 2010, compared to $1,297 million in 2009 and net cash used of $739 million in 2008. Operating cash flows in 2010 were favorably impacted by the reduced net loss compared to 2009. Net cash provided by trade working capital was $52 million and $1,081 million in 2010 and 2009, respectively, and net cash used was $127 million in 2008. Operating cash flows in 2008 included $1,007 million of VEBA contributions.

Investing Activities

Net cash used in investing activities was $859 million in 2010, compared to $663 million in 2009 and $1,058 million in 2008. Capital expenditures were $944 million in 2010, compared to $746 million in 2009 and $1,049 million in 2008. Capital expenditures in 2010 increased from 2009 due primarily to the expansion of manufacturing capacity in China and Chile. Capital expenditures in 2009 and 2008 primarily related to projects targeted at increasing our capacity for high value-added tires, which were scaled back in 2009 due to the recessionary economic conditions. Investing cash flows included cash inflows of $26 million and $47 million in 2010 and 2009, respectively, and a net cash outflow of $76 million in 2008 related to The Reserve Primary Fund. Investing cash flows also reflect cash provided from the disposition of assets each year as a result of the realignment of operations under rationalization programs and the divestiture of non-core assets.

Financing Activities

Net cash provided by financing activities was $179 million in 2010, compared to cash used of $654 million in 2009 and cash provided of $264 million in 2008. Financing activities in 2010 included net proceeds from the issuance of our $1.0 billion 8.25% senior notes due 2020 offset by the redemption of $973 million of our 7.857% notes due 2011, 8.625% senior notes due 2011 and 9% senior notes due 2015. Also included in 2010 were borrowings of $150 million to support the relocation and expansion of our manufacturing facilities in China. Financing cash flows in 2009 included the net proceeds from the issuance of our $1.0 billion 10.5% senior notes due 2016, the $700 million net repayment of amounts incurred under our first lien revolving credit facility, and the repayment at maturity of our $500 million senior floating rate notes due 2009. Consolidated debt at December 31, 2010 was $4,745 million, compared to $4,520 million at December 31, 2009.

Financing cash flows in 2008 included outflows of $84 million for the acquisition of approximately 6% of the outstanding shares of our tire manufacturing subsidiary in Poland and the acquisition of the remaining 25% ownership in our tire manufacturing and distribution subsidiary in China.

Credit Sources

In aggregate, we had total credit arrangements of $7,689 million available at December 31, 2010, of which $2,475 million were unused, compared to $7,579 million available at December 31, 2009, of which $2,567 million were unused. At December 31, 2010, we had long term credit arrangements totaling $7,193 million, of which $2,217 million were unused, compared to $7,046 million and $2,258 million, respectively, at December 31, 2009. At December 31, 2010, we had short term committed and uncommitted credit arrangements totaling $496 million, of which $258 million were unused, compared to $533 million and $309 million, respectively, at December 31, 2009. The continued availability of the short term uncommitted arrangements is at the discretion of the relevant lender and may be terminated at any time.

Outstanding Notes

At December 31, 2010, we had $2,371 million of outstanding notes, compared to $2,345 million at December 31, 2009.

On March 5, 2010, we completed an offer to exchange our outstanding 7.857% notes due 2011 ("2011 Notes") for a new series of 8.75% notes due 2020 ("2020 Notes"). A total of $262 million in aggregate principal amount of the 2011 Notes were validly tendered, and $282 million in aggregate principal amount of the 2020 Notes were issued in the exchange.

On August 13, 2010, we issued $900 million aggregate principal amount of 8.25% senior notes due 2020. These notes were sold at 99.163% of the principal amount at an effective yield of 8.375% and will mature on August 15, 2020. On August 25, 2010, we issued $100 million aggregate principal amount of additional notes, which were sold at 100.750% of the principal amount at an effective yield of 8.119%. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below.

On September 29, 2010, we redeemed all of our outstanding 2011 Notes, 8.625% senior notes due 2011, and 9% senior notes due 2015. The aggregate redemption price for these redemptions was $1,023 million, including a prepayment premium of $50 million.

Certain of our notes were issued pursuant to indentures that contain varying covenants and other terms. In general, the terms of our indentures, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, under certain of our indentures, if the notes are assigned an investment grade rating by Moody's and Standard & Poor's ("S&P") and no default has occurred or is continuing, certain covenants will be suspended.

For additional information on our outstanding notes, refer to the Note to Consolidated Financial Statements, No. 12, Financing Arrangements and Derivative Financial Instruments.

€505 Million Amended and Restated Senior Secured European and German Revolving Credit Facilities due 2012

Our amended and restated €505 million revolving credit facilities consist of a €155 million German revolving credit facility, which is only available to one of the German subsidiaries (the "German borrower") of GDTE, and a €350 million European revolving credit facility, which is available to the same German borrower and to GDTE and certain of its other subsidiaries and contains a €50 million letter of credit sublimit. Goodyear and its subsidiaries that guarantee our U.S. facilities provide unsecured guarantees to support the German and European revolving credit facilities and GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of its subsidiaries under the related guarantees are secured by first priority security interests in a variety of collateral.

As of December 31, 2010 and December 31, 2009, there were no borrowings under the German or the European revolving credit facilities. Letters of credit issued under the European revolving credit facility totaled $12 million (€9 million) as of December 31, 2010 and $14 million (€10 million) as of December 31, 2009.

$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013

Our $1.5 billion first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under this facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in various collateral. Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company (the "Parent Company") and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors that are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2010, our borrowing base, and therefore our availability, under this facility was $25 million below the facility's stated amount of $1.5 billion.

At December 31, 2010 and 2009, we had no borrowings outstanding and $474 million and $494 million, respectively, of letters of credit issued under the revolving credit facility.

$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014

Our amended and restated second lien term loan facility may be increased by up to $300 million at our request, subject to the consent of the lenders making additional term loans. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. At December 31, 2010 and December 31, 2009, this facility was fully drawn.

Each of our first lien revolving credit facility and our European and German revolving credit facilities have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. Each of the facilities described above have customary defaults, including cross-defaults to material indebtedness of Goodyear and our subsidiaries. For a description of the collateral securing the above facilities as well as the covenants applicable to them, please refer to "Covenant Compliance" below and the Note to the Consolidated Financial Statements No. 12, Financing Arrangements and Derivative Financial Instruments.

International Accounts Receivable Securitization Facilities (On-Balance Sheet)

GDTE and certain of its subsidiaries are parties to a pan-European accounts receivable securitization facility that provides up to €450 million of funding and expires in 2015. Utilization under this facility is based on current available receivable balances. The facility is subject to customary annual renewal of back-up liquidity commitments.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.0 to 1.0. This financial covenant is substantially similar to the covenant included in the European credit facilities.

As of December 31, 2010 and 2009, the amount available and fully utilized under this program totaled $319 million (€238 million) and $437 million (€304 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have an accounts receivable securitization program totaling $72 million and $68 million at December 31, 2010 and 2009, respectively. The receivables sold under this program also serve as collateral for the related facility. We retain the risk of loss related to these receivables in the event of non-payment. These amounts are included in Notes payable and overdrafts.

Accounts Receivable Factoring Facilities (Off-Balance Sheet)

Various subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2010 and 2009. For these programs, we have concluded that there is no risk of loss to us from non-payment of the sold receivables. At December 31, 2010 and 2009, the gross amount of receivables sold was $126 million and $113 million, respectively.

Other Foreign Credit Facilities

Our Chinese subsidiary has two financing agreements in China. At December 31, 2010, these non-revolving credit facilities had total unused availability of up to 2.6 billion renminbi ($394 million) and can only be used to finance the relocation and expansion of our manufacturing facilities in China. The facilities contain covenants relating to our Chinese subsidiary and have customary representations and warranties and defaults relating to our Chinese subsidiary's ability to perform its obligations under the facilities. One of the facilities (with 1.7 billion renminbi of unused availability at December 31, 2010) matures in 2016 and principal amortization begins in 2013. At December 31, 2010, there were $99 million of borrowings outstanding under this facility. The other facility (with 900 million renminbi of unused availability at December 31, 2010) matures in 2018 and principal amortization begins in 2015. At December 31, 2010, there were $54 million of borrowings outstanding under this facility. There were no amounts outstanding under either of the facilities at December 31, 2009.

Covenant Compliance

Our amended and restated first lien revolving and second lien credit facilities and some of the indentures governing our notes contain certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets, incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

We have additional financial covenants in our first lien revolving and second lien credit facilities that are currently not applicable. We only become subject to these financial covenants when certain events occur. These financial covenants and related events are as follows:

- We become subject to the financial covenant contained in our first lien revolving credit facility when the aggregate amount of our Parent Company and Guarantor subsidiaries cash and cash equivalents ("Available Cash") plus our availability under our first lien revolving credit facility is less than $150 million. If this were to occur, our ratio of EBITDA to Consolidated Interest Expense may not be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. As of December 31, 2010, our availability under this facility of $1,001 million, plus our Available Cash of $830 million, totaled $1.8 billion, which is in excess of $150 million.
- We become subject to a covenant contained in our second lien credit facility upon certain asset sales. The covenant provides that, before we use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien credit facility unless our ratio of Consolidated Net Secured Indebtedness to EBITDA (Pro Forma Senior Secured Leverage Ratio) for any period of four consecutive fiscal quarters is equal to or less than 3.0 to 1.0.

In addition, our €505 million senior secured European and German revolving credit facilities contain non-financial covenants similar to the non-financial covenants in our first lien revolving and second lien credit facilities that are described above and a financial covenant applicable only to GDTE and its subsidiaries. This financial covenant provides that we are not permitted to allow GDTE's ratio of Consolidated Net J.V. Indebtedness to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness is determined net of the sum of cash and cash equivalents in excess of $100 million held by GDTE and its subsidiaries, and through March 31, 2011, cash and cash equivalents in excess of $150 million held by the Parent Company and its U.S. subsidiaries and availability under our first lien revolving credit facility if the ratio of EBITDA to Consolidated Interest Expense described above is not applicable and the conditions to borrowing under the first lien revolving credit facility are met. Consolidated Net J.V. Indebtedness also excludes loans from other consolidated Goodyear entities. This financial covenant is also included in our pan-European accounts receivable securitization facility. As of December 31, 2010, we were in compliance with this financial covenant.

Our amended and restated credit facilities also state that we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or the restricted payment, our ratio of EBITDA to Consolidated Interest Expense for the prior four fiscal quarters would exceed 2.0

to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. Our credit facilities and indentures also permit the incurrence of additional debt through other provisions in those agreements without regard to our ability to satisfy the ratio-based incurrence test described above. We believe that these other provisions provide us with sufficient flexibility to incur additional debt necessary to meet our operating, investing, and financing needs without regard to our ability to satisfy the ratio-based incurrence test.

There are no known future changes to, or new covenants in, any of our existing debt obligations other than as described above. Covenants could change based upon a refinancing or amendment of an existing facility, or additional covenants may be added in connection with the incurrence of new debt.

As of December 31, 2010, we were in compliance with the currently applicable material covenants imposed by our principal credit facilities and indentures.

The terms "Available Cash," "EBITDA," "Consolidated Interest Expense," "Consolidated Net Secured Indebtedness," "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the respective credit facilities.

Potential Future Financings

In addition to our previous financing activities, we may seek to undertake additional financing actions which could include restructuring bank debt or capital markets transactions, possibly including the issuance of additional debt or equity. Given the challenges that we face and the uncertainties of the market conditions, access to the capital markets cannot be assured.

Our future liquidity requirements may make it necessary for us to incur additional debt. However, a substantial portion of our assets are already subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. In addition, no assurance can be given as to our ability to raise additional unsecured debt.

Dividends

Under our primary credit facilities we are permitted to pay dividends on our common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied.

Asset Dispositions

The restrictions on asset sales imposed by our material indebtedness have not affected our strategy of divesting non-core businesses, and those divestitures have not affected our ability to comply with those restrictions.

COMMITMENTS AND CONTINGENT LIABILITIES

Contractual Obligations

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2010:

	Payment Due by Period as of December 31, 2010						
(In millions)	Total	2011	2012	2013	2014	2015	Beyond 2015
Debt Obligations(1)	$ 4,727	$ 423	$ 97	$ 103	$1,207	$ 324	$2,573
Capital Lease Obligations(2)	18	3	4	10	1	—	—
Interest Payments(3)	2,068	313	286	274	254	241	700
Operating Leases(4)	1,322	309	249	193	144	108	319
Pension Benefits(5)	2,277	325	588	563	463	338	NA
Other Postretirement Benefits(6)	471	59	55	51	49	47	210
Workers' Compensation(7)	390	71	52	38	29	23	177
Binding Commitments(8)	3,326	2,719	379	150	21	16	41
Uncertain Income Tax Positions(9)	36	19	2	11	—	1	3
	$14,635	$4,241	$1,712	$1,393	$2,168	$1,098	$4,023

(1) Debt obligations include Notes payable and overdrafts.

(2) The minimum lease payments for capital lease obligations are $22 million.

(3) These amounts represent future interest payments related to our existing debt obligations and capital leases based on fixed and variable interest rates specified in the associated debt and lease agreements. Payments related to variable rate debt are based on the six-month LIBOR rate at December 31, 2010 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt.

(4) Operating lease obligations have not been reduced by minimum sublease rentals of $45 million, $37 million, $27 million, $19 million, $11 million and $15 million in each of the periods above, respectively, for a total of $154 million. Payments, net of minimum sublease rentals, total $1,168 million. The present value of the net operating lease payments is $903 million. The operating leases relate to, among other things, real estate, vehicles, data processing equipment and miscellaneous other assets. No asset is leased from any related party.

(5) The obligation related to pension benefits is actuarially determined and is reflective of obligations as of December 31, 2010. Although subject to change, the amounts set forth in the table for 2011, 2012 and 2013 represent the midpoint of the range of our estimated minimum funding requirements for U.S. defined benefit pension plans under current ERISA law, including the expected election of funding relief for the 2011 plan year as allowed by the Pension Relief Act; and the midpoint of the range of our expected contributions to our funded non-U.S. pension plans, plus expected cash funding of direct participant payments to our U.S. and non-U.S. pension plans. For years after 2013, the amounts shown in the table represent the midpoint of the range of our estimated minimum funding requirements for our U.S. defined benefit pension plans, plus expected cash funding of direct participant payments to our U.S. and non-U.S. pension plans, and do not include estimates for contributions to our funded non-U.S. pension plans.

The expected contributions for our U.S. plans are based upon a number of assumptions, including:

- Projected Target Liability interest rate of 6.20% for 2011, 5.38% for 2012, 5.32% for 2013, 5.50% for 2014 and 5.65% for 2015, and
- plan asset returns of 8.5% for 2011 and beyond.

Future contributions are also affected by other factors such as:

- future interest rate levels,
- the amount and timing of asset returns, and
- how contributions in excess of the minimum requirements could impact the amounts and timing of future contributions.

(6) The payments presented above are expected payments for the next 10 years. The payments for other postretirement benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. Under the relevant summary plan descriptions or plan documents we have the right to modify or terminate the plans. The obligation related to other postretirement benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

(7) The payments for workers' compensation obligations are based upon recent historical payment patterns on claims. The present value of anticipated claims payments for workers' compensation is $291 million.

(8) Binding commitments are for raw materials, capital expenditures, utilities, and various other types of contracts. The obligations to purchase raw materials include supply contracts at both fixed and variable prices. Those with variable prices are based on index rates for those commodities at December 31, 2010.

(9) These amounts primarily represent expected payments with interest for uncertain tax positions as of December 31, 2010. We have reflected them in the period in which we believe they will be ultimately settled based upon our experience with these matters.

Additional other long term liabilities include items such as general and product liabilities, environmental liabilities and miscellaneous other long term liabilities. These other liabilities are not contractual obligations by nature. We cannot, with any degree of reliability, determine the years in which these liabilities might ultimately be settled. Accordingly, these other long term liabilities are not included in the above table.

In addition, the following contingent contractual obligations, the amounts of which cannot be estimated, are not included in the table above:

- The terms and conditions of our global alliance with SRI, as set forth in the global alliance agreements between SRI and us, provide for certain minority exit rights available to SRI upon the occurrence of certain events enumerated in the global alliance agreements, including certain bankruptcy events, changes in our control or breaches of the global alliance agreements. SRI's exit rights, in the event of the occurrence of a triggering event and the subsequent exercise of SRI's exit rights, could require us to make a substantial payment to acquire SRI's minority interests in GDTE and GDTNA following the determination of the fair value of SRI's interests.

- Pursuant to certain long term agreements, we will purchase varying amounts of certain raw materials and finished goods at agreed upon base prices that may be subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that may be subject to periodic adjustments for changes in our or our suppliers production levels.

We do not engage in the trading of commodity contracts or any related derivative contracts. We generally purchase raw materials and energy through short term, intermediate and long term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices. We may, however, from time to time, enter into contracts to hedge our energy costs.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has:

- made guarantees,
- retained or held a contingent interest in transferred assets,
- undertaken an obligation under certain derivative instruments, or

- undertaken any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have entered into certain arrangements under which we have provided guarantees that are off-balance sheet arrangements. Those guarantees totaled approximately $26 million at December 31, 2010 and expire at various times through 2023. For further information about our guarantees, refer to the Note to the Consolidated Financial Statements No. 19, Commitments and Contingent Liabilities.

FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information in this Annual Report (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- if we do not achieve projected savings from various cost reduction initiatives or successfully implement other strategic initiatives our operating results, financial condition and liquidity may be materially adversely affected;
- higher raw material and energy costs may materially adversely affect our operating results and financial condition;
- our pension plans are significantly underfunded and further increases in the underfunded status of the plans could significantly increase the amount of our required contributions and pension expense;
- we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;
- deteriorating economic conditions in any of our major markets, or an inability to access capital markets or third-party financing when necessary, may materially adversely affect our operating results, financial condition and liquidity;
- the challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations;
- work stoppages, financial difficulties or supply disruptions at our major OE customers, dealers or suppliers could harm our business;
- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;
- if we experience a labor strike, work stoppage or other similar event our financial position, results of operations and liquidity could be materially adversely affected;
- our long term ability to meet current obligations and to repay maturing indebtedness is dependent on our ability to access capital markets in the future and to improve our operating results;
- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;
- any failure to be in compliance with any material provision or covenant of our secured credit facilities could have a material adverse effect on our liquidity and our results of operations;
- our international operations have certain risks that may materially adversely affect our operating results;
- we have foreign currency translation and transaction risks that may materially adversely affect our operating results;
- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales;
- we may incur significant costs in connection with product liability and other tort claims;
- our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;
- we may be required to provide letters of credit or post cash collateral if we are subject to a significant adverse judgment or if we are unable to obtain surety bonds, which may have a material adverse effect on our liquidity;
- we are subject to extensive government regulations that may materially adversely affect our operating results;
- the terms and conditions of our global alliance with SRI provide for certain exit rights available to SRI upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI's minority interests in GDTE and GDTNA following the determination of the fair value of those interests;
- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and
- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading purposes.

Commodity Price Risk

The raw materials costs to which our operations are principally exposed include the cost of natural rubber, synthetic rubber, carbon black, fabrics, steel cord and other petrochemical-based commodities. Approximately two-thirds of our raw materials are oil-based derivatives, whose cost may be affected by fluctuations in the price of oil. We currently do not hedge commodity prices. We do, however, use various strategies to partially offset cost increases for raw materials, including centralizing purchases of raw materials through our global procurement organization in an effort to leverage our purchasing power, expanding our capabilities to substitute lower-cost raw materials and reducing the amount of natural rubber required in each tire.

Interest Rate Risk

We continuously monitor our fixed and floating rate debt mix. Within defined limitations, we manage the mix using refinancing. At December 31, 2010, 41% of our debt was at variable interest rates averaging 3.72% compared to 44% at an average rate of 3.13% at December 31, 2009.

The following table presents information about long term fixed rate debt, excluding capital leases, at December 31:

(In millions)	2010	2009
Carrying amount — liability	$2,691	$2,442
Fair value — liability	2,791	2,532
Pro forma fair value — liability	2,893	2,601

The pro forma information assumes a 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption. The sensitivity of our fixed rate debt to changes in interest rates was determined using current market pricing models.

Foreign Currency Exchange Risk

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and royalty agreements, and forecasted purchases and sales. Contracts hedging short-term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency derivative information at December 31:

(In millions)	2010	2009
Fair value — asset (liability)	$9	$22
Pro forma decrease in fair value	(113)	(106)
Contract maturities	1/11 - 10/19	1/10 - 10/19

The pro forma decrease in fair value assumes a 10% adverse change in underlying foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of positions outstanding at that date under that assumption. The sensitivity of our foreign currency positions to changes in exchange rates was determined using current market pricing models.

Fair values are recognized on the Consolidated Balance Sheets at December 31 as follows:

(In millions)	2010	2009
Asset (liability):		
Accounts receivable	$25	$27
Other Assets	1	1
Other current liabilities	(17)	(6)

For further information on foreign currency contracts, refer to the Note to the Consolidated Financial Statements No. 12, Financing Arrangements and Derivative Financial Instruments.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of our management of counterparty risk.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2010	2009	2008
Net Sales	$18,832	$16,301	$19,488
Cost of Goods Sold	15,452	13,676	16,139
Selling, Administrative and General Expense	2,630	2,404	2,600
Rationalizations (Note 2)	240	227	184
Interest Expense (Note 16)	316	311	320
Other Expense (Note 3)	186	40	59
Income (Loss) before Income Taxes	8	(357)	186
United States and Foreign Taxes (Note 15)	172	7	209
Net Loss	(164)	(364)	(23)
Less: Minority Shareholders' Net Income	52	11	54
Goodyear Net Loss	$ (216)	$ (375)	$ (77)
Goodyear Net Loss — Per Share			
Basic	$ (0.89)	$ (1.55)	$ (0.32)
Weighted Average Shares Outstanding (Note 4)	242	241	241
Diluted	$ (0.89)	$ (1.55)	$ (0.32)
Weighted Average Shares Outstanding (Note 4)	242	241	241

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions)	December 31, 2010	2009
Assets		
Current Assets:		
Cash and Cash Equivalents (Note 1)	$ 2,005	$ 1,922
Accounts Receivable (Note 5)	2,736	2,540
Inventories (Note 6)	2,977	2,443
Prepaid Expenses and Other Current Assets (Note 8)	327	320
Total Current Assets	8,045	7,225
Goodwill (Note 7)	683	706
Intangible Assets (Note 7)	161	164
Deferred Income Taxes (Note 15)	58	43
Other Assets (Note 8)	518	429
Property, Plant and Equipment (Note 9)	6,165	5,843
Total Assets	$15,630	$14,410
Liabilities		
Current Liabilities:		
Accounts Payable-Trade	$ 3,107	$ 2,278
Compensation and Benefits (Notes 13 and 14)	756	635
Other Current Liabilities	1,018	844
Notes Payable and Overdrafts (Note 12)	238	224
Long Term Debt and Capital Leases due Within One Year (Note 12)	188	114
Total Current Liabilities	5,307	4,095
Long Term Debt and Capital Leases (Note 12)	4,319	4,182
Compensation and Benefits (Notes 13 and 14)	3,415	3,526
Deferred and Other Noncurrent Income Taxes (Note 15)	242	235
Other Long Term Liabilities	842	793
Total Liabilities	14,125	12,831
Commitments and Contingent Liabilities (Note 19)	—	—
Minority Shareholders' Equity (Note 1)	584	593
Shareholders' Equity		
Goodyear Shareholders' Equity		
Preferred Stock, no par value:		
Authorized, 50 shares, unissued	—	—
Common Stock, no par value:		
Authorized, 450 shares, Outstanding shares — 243 (242 in 2009)	243	242
Capital Surplus	2,805	2,783
Retained Earnings	866	1,082
Accumulated Other Comprehensive Loss (Note 18)	(3,270)	(3,372)
Goodyear Shareholders' Equity	644	735
Minority Shareholders' Equity — Nonredeemable	277	251
Total Shareholders' Equity	921	986
Total Liabilities and Shareholders' Equity	$15,630	$14,410

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2007								
(after deducting 10,438,287 treasury shares)	240,122,374	$240	$2,722	$1,540	$(1,652)	$ 2,850	$300	$ 3,150
Comprehensive income (loss):								
Net (loss) income				(77)		(77)	25	(52)
Foreign currency translation (net of tax of $0)					(488)	(488)	(25)	(513)
Reclassification adjustment for amounts recognized in income (net of tax of $0)					(15)	(15)	—	(15)
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $8)					99	99	—	99
Increase in net actuarial losses (net of tax benefit of $11)					(1,452)	(1,452)	—	(1,452)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $0)					67	67	—	67
Other (net of tax of $0)					(5)	(5)		(5)
Other comprehensive income (loss)						(1,794)	(25)	(1,819)
Total comprehensive income (loss)						(1,871)	—	(1,871)
Issuance of shares for conversion of debt	328,954	—	4			4	—	4
Transactions between Goodyear and minority shareholders							(69)	(69)
Stock-based compensation			34			34	—	34
Common stock issued from treasury (Note 13)	838,593	1	4			5	—	5
Balance at December 31, 2008								
(after deducting 9,599,694 treasury shares)	241,289,921	$241	$2,764	$1,463	$(3,446)	$ 1,022	$231	$ 1,253

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

(Dollars in millions)	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
	Shares	Amount						
Balance at December 31, 2008								
(after deducting 9,599,694 treasury shares)	241,289,921	$241	$2,764	$1,463	$(3,446)	$1,022	$231	$1,253
Comprehensive income (loss):								
Net (loss) income				(375)		(375)	28	(347)
Foreign currency translation (net of tax of $22)					217	217	7	224
Reclassification adjustment for amounts recognized in income (net of tax of $0)					(17)	(17)	—	(17)
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $57)					121	121	—	121
Increase in net actuarial losses (net of tax benefit of $19)					(277)	(277)	—	(277)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $1)					43	43	—	43
Prior service cost from plan amendments (net of tax of $7)					(16)	(16)		(16)
Other (net of tax benefit of $2)					3	3		3
Other comprehensive income (loss)						74	7	81
Total comprehensive income (loss)						(301)	35	(266)
Transactions between Goodyear and minority shareholders							(15)	(15)
Stock-based compensation			18			18	—	18
Common stock issued from treasury (Note 13)	912,498	1	1			2	—	2
Other			—	(6)		(6)	—	(6)
Balance at December 31, 2009								
(after deducting 8,687,196 treasury shares)	242,202,419	$242	$2,783	$1,082	$(3,372)	$ 735	$251	$ 986

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2009								
(after deducting 8,687,196 treasury shares)	242,202,419	$242	$2,783	$1,082	$(3,372)	$ 735	$251	$ 986
Comprehensive income (loss):								
Net (loss) income				(216)		(216)	34	(182)
Foreign currency translation (net of tax of $1)					55	55	5	60
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $6)					162	162		162
Increase in net actuarial losses (net of tax benefit of $21)					(178)	(178)		(178)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $4)					60	60		60
Prior service cost from plan amendments (net of tax of $0)					(1)	(1)		(1)
Other (net of tax of $0)					4	4	—	4
Other comprehensive income (loss)						102	5	107
Total comprehensive income (loss)						**(114)**	**39**	**(75)**
Transactions between Goodyear and minority shareholders							(13)	(13)
Stock-based compensation			16			16	—	16
Common stock issued from treasury (Note 13)	736,530	1	6			7		7
Balance at December 31, 2010								
(after deducting 7,950,743 treasury shares)	242,938,949	$243	$2,805	$ 866	$(3,270)	$ 644	$277	$ 921

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

The following table presents changes in Minority Equity presented outside of Shareholders' Equity:

(In millions)	2010	2009	2008
Balance at beginning of year	$593	$619	$703
Comprehensive income (loss):			
Net income (loss)	18	(17)	29
Foreign currency translation (net of tax of $0 in all periods)	(44)	27	(73)
Prior service cost from defined benefit plan amendment (net of tax of $0 in all periods)	—	(1)	—
Amortization of prior service cost and unrecognized gains and losses included in net benefit cost (net of tax of $0 in 2010, $0 in 2009 and $3 in 2008)	5	7	7
Decrease (increase) in net actuarial losses (net of tax benefit of $2 in 2010, $0 in 2009 and $0 in 2008)	11	(59)	10
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $0 in all periods)	—	11	(11)
Total comprehensive income (loss)	(10)	(32)	(38)
Transactions between Goodyear and minority shareholders	—	—	(46)
Other	1	6	—
Balance at end of year	$584	$593	$619

Consolidated comprehensive income (loss) was ($85) million, ($298) million, and ($1,909) million in 2010, 2009, and 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2010	2009	2008
Cash Flows from Operating Activities:			
Net Loss	$ (164)	$ (364)	$ (23)
Adjustments to reconcile net loss to cash flows from operating activities:			
Depreciation and amortization	652	636	660
Amortization and write-off of debt issuance costs	27	20	26
Net rationalization charges (Note 2)	240	227	184
Net (gains) losses on asset sales (Note 3)	(73)	30	(53)
VEBA funding	—	—	(1,007)
Pension contributions and direct payments	(405)	(430)	(364)
Rationalization payments	(57)	(200)	(84)
Venezuela currency devaluation (Note 3)	134	—	—
Customer prepayments and government grants	6	14	105
Changes in operating assets and liabilities, net of asset acquisitions and dispositions:			
Accounts receivable	(181)	139	294
Inventories	(536)	1,265	(700)
Accounts payable — trade	769	(323)	279
Compensation and benefits	428	287	(31)
Other current liabilities	103	24	(58)
Other assets and liabilities	(19)	(28)	33
Total Cash Flows from Operating Activities	924	1,297	(739)
Cash Flows from Investing Activities:			
Capital expenditures	(944)	(746)	(1,049)
Asset dispositions (Note 3)	70	43	58
Investment in The Reserve Primary Fund	—	—	(360)
Return of investment in The Reserve Primary Fund (Note 8)	26	47	284
Other transactions	(11)	(7)	9
Total Cash Flows from Investing Activities	(859)	(663)	(1,058)
Cash Flows from Financing Activities:			
Short term debt and overdrafts incurred	85	85	97
Short term debt and overdrafts paid	(68)	(186)	(31)
Long term debt incurred	1,750	2,026	1,780
Long term debt paid	(1,555)	(2,544)	(1,459)
Common stock issued (Note 13)	1	2	5
Transactions with minority interests in subsidiaries	(13)	(15)	(139)
Debt related costs and other transactions	(21)	(22)	11
Total Cash Flows from Financing Activities	179	(654)	264
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(161)	48	(36)
Net Change in Cash and Cash Equivalents	83	28	(1,569)
Cash and Cash Equivalents at Beginning of the Year	1,922	1,894	3,463
Cash and Cash Equivalents at End of the Year	$ 2,005	$ 1,922	$ 1,894

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation

Effective January 1, 2010, we adopted a new standard pertaining to the consolidation of variable interest entities that required us to determine whether a variable interest gives the Company a controlling financial interest in a variable interest entity. This standard also requires an ongoing reassessment of the primary beneficiary of the variable interest entity and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. The adoption of this standard did not have a material impact on our consolidated financial statements.

Effective January 1, 2010 we also adopted a new standard pertaining to accounting for transfers of financial assets that removed the concept of a qualifying special-purpose entity from accounting for transfers and servicing of financial assets and extinguishment of liabilities. This standard also clarified the requirements for transfers of financial assets that are eligible for sale accounting. The adoption of this standard did not have a material impact on our consolidated financial statements.

We are a party to shareholder agreements concerning certain of our less-than-wholly-owned consolidated subsidiaries. Under the terms of certain of these agreements, the minority shareholders have the right to require us to purchase their ownership interests in the respective subsidiaries if there is a change in control of the Company or a bankruptcy of the Company. Accordingly, we have reported the minority equity in those subsidiaries outside of shareholders' equity.

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which we are the primary beneficiary. Investments in companies in which we do not own a majority interest and we have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to:

- recoverability of intangibles and other long-lived assets,
- deferred tax asset valuation allowances and uncertain income tax positions,
- workers' compensation,
- general and product liabilities and other litigation,
- pension and other postretirement benefits, and
- various other operating allowances and accruals, based on currently available information.

Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

Revenue Recognition and Accounts Receivable Valuation

Revenues are recognized when finished products are shipped to unaffiliated customers, both title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectability is reasonably assured. A provision for sales returns, discounts and allowances is recorded at the time of sale. Appropriate provisions are made for uncollectible accounts based on historical loss experience, portfolio duration, economic conditions and credit risk. The adequacy of the allowances are assessed quarterly.

Shipping and Handling Costs

Costs incurred for transportation of products to customers are recorded as a component of Cost of Goods Sold ("CGS").

Research and Development Costs

Research and development costs include, among other things, materials, equipment, compensation and contract services. These costs are expensed as incurred and included as a component of CGS. Research and development expenditures were $342 million, $337 million, and $366 million in 2010, 2009, and 2008, respectively.

Warranty

Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. Refer to Note 19.

Environmental Cleanup Matters

We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. We determine our liability on a site by site basis and record a liability at the time when it is probable and can be reasonably estimated. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Our estimated liability is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note 19.

Legal Costs

We record a liability for estimated legal and defense costs related to pending general and product liability claims, environmental matters and workers' compensation claims. Refer to Note 19.

Advertising Costs

Costs incurred for producing and communicating advertising are generally expensed when incurred as a component of Selling, Administrative and General Expense ("SAG"). Costs incurred under our cooperative advertising program with dealers and franchisees are generally recorded as reductions of sales as related revenues are recognized. Advertising costs, including costs for our cooperative advertising programs with dealers and franchisees, were $396 million, $294 million, and $373 million in 2010, 2009, and 2008, respectively.

Rationalizations

We record costs for rationalization actions implemented to reduce excess and high-cost manufacturing capacity, and to reduce associate headcount. Associate-related costs include severance, supplemental unemployment compensation and benefits, medical benefits, pension curtailments, postretirement benefits, and other termination benefits. Other costs generally include non-cancelable lease costs, contract terminations, and moving and relocation costs. Rationalization charges related to accelerated depreciation and asset impairments are recorded in CGS or SAG. Refer to Note 2.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under applicable tax laws. The effect on deferred tax assets or liabilities of a change in the tax law or tax rate is recognized in the period the change is enacted. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain income tax positions based on our estimate of whether it is more likely than not that additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes. Refer to Note 15.

Cash and Cash Equivalents / Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. Substantially all of our cash and short-term investment securities are held with investment-grade rated counterparties. At December 31, 2010, our cash investments with any single counterparty did not exceed $260 million.

Cash flows associated with derivative financial instruments designated as hedges of identifiable transactions or events are classified in the same category as the cash flows from the related hedged items. Cash flows associated with derivative financial instruments not designated as hedges are classified as operating activities. Book overdrafts are recorded within Accounts payable-trade and totaled $84 million and $78 million at December 31, 2010 and 2009, respectively. Bank overdrafts are recorded within Notes payable and overdrafts. Cash flows associated with book and bank overdrafts are classified as financing activities. Investing activities excluded $144 million of accrued capital expenditures in 2010.

Restricted Net Assets

In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make cash distributions. At December 31, 2010, approximately $627 million of net assets were subject to such restrictions.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or the average cost method. Costs include direct material, direct labor and applicable manufacturing and engineering overhead. We allocate fixed manufacturing overheads based on normal production capacity and recognize abnormal manufacturing costs as period costs. We determine a provision for excess and obsolete inventory based on management's review of inventories on hand compared to estimated future usage and sales. Refer to Note 6.

Goodwill and Other Intangible Assets

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment each year as of July 31. In addition, impairment testing is conducted when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test for goodwill uses a discounted cash flow approach. Goodwill and intangible assets with indefinite useful lives would be written down to fair value if considered impaired. Intangible assets with finite useful lives are amortized to their estimated residual values over such finite lives, and reviewed for impairment whenever events or circumstances warrant such a review. Costs of acquisition, renewal and extension of intangible assets are capitalized. There are no significant renewal or extension provisions associated with our intangible assets. Refer to Note 7.

Investments

Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Loss ("AOCL"), net of tax. We regularly review our investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. Refer to Notes 8 and 18.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Additions and improvements that substantially extend the useful life of property, plant and equipment, and interest costs incurred during the construction period of major projects are capitalized. Repair and maintenance costs are expensed as incurred. Property, plant and equipment are depreciated to their estimated residual values over their estimated useful lives, and reviewed for impairment whenever events or circumstances warrant such a review. Refer to Notes 9 and 16.

Foreign Currency Translation

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Transaction gains and losses are recorded in the Consolidated Statement of Operations. Translation adjustments are recorded as AOCL. Income taxes are generally not provided for foreign currency translation adjustments.

Derivative Financial Instruments and Hedging Activities

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheets as both current and long term Accounts Receivable or Other Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded net of tax in AOCL. Ineffectiveness in hedging relationships is recorded in Other Expense in the current period.

Interest Rate Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in the current period in Other Expense.

Foreign Currency Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income in the same period and on the same line that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges, excluding premiums, are recorded in Other Expense in the current period. Gains and losses on contracts with no hedging designation are recorded in Other Expense in the current period. We do not include premiums paid on forward currency contracts in our assessment of hedge effectiveness. Premiums on contracts designated as hedges are recognized in Other Expense over the life of the contract.

Net Investment Hedging — Nonderivative instruments denominated in foreign currencies are used from time to time to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in AOCL as Foreign Currency Translation Adjustments. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

Termination of Contracts — Gains and losses (including deferred gains and losses in AOCL) are recognized in Other Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, gains and losses are amortized to Interest Expense or to Other Expense over the remaining life of that position. Gains and losses on contracts that we temporarily continue to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in income in Other Expense.

Refer to Note 12.

Stock-Based Compensation

We measure compensation cost arising from the grant of share-based awards to employees at fair value and recognize such cost in income over the period during which the service is provided, usually the vesting period. We recognize compensation expense using the straight-line approach. We estimate the fair value of stock options using the Black-Scholes valuation model. Assumptions used to estimate compensation expense are determined as follows:

- Expected term is determined using a weighted average of the contractual term and vesting period of the award under the simplified method, as historical data was not sufficient to provide a reasonable estimate;
- Expected volatility is measured using the weighted average of historical daily changes in the market price of our common stock over the expected term of the award and implied volatility calculated for our exchange traded options with an expiration date greater than one year;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards; and
- Forfeitures are based substantially on the history of cancellations of similar awards granted in prior years.

Refer to Note 13.

Earnings Per Share of Common Stock

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share primarily reflects the dilutive impact of outstanding stock options. All earnings per share amounts in these notes to the consolidated financial statements are diluted, unless otherwise noted. Refer to Note 4.

Fair Value Measurements

Valuation Hierarchy

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

- Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows.

Investments

Where quoted prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, fair values are estimated using quoted prices of securities with similar characteristics or inputs other than quoted prices that are observable for the security, and would be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities would be classified within Level 3 of the valuation hierarchy.

Derivative Financial Instruments

Exchange-traded derivative financial instruments that are valued using quoted prices would be classified within Level 1 of the valuation hierarchy. Derivative financial instruments valued using internally-developed models that use as their basis readily observable market parameters are classified within Level 2 of the valuation hierarchy. Derivative financial instruments that are valued based upon models with significant unobservable market parameters, and that are normally traded less actively, would be classified within Level 3 of the valuation hierarchy.

Refer to Notes 11 and 14.

Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2010 presentation.

Note 2. Costs Associated with Rationalization Programs

In order to maintain our global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce associate headcount. The net rationalization charges included in Income (Loss) before Income Taxes are as follows:

(In millions)	2010	2009	2008
New charges	$261	$246	$192
Reversals	(21)	(19)	(8)
	$240	$227	$184

The following table presents the roll-forward of the liability balance between periods:

(In millions)	Associate-related Costs	Other Than Associate-related Costs	Total
Balance at December 31, 2007	$ 56	$ 6	$ 62
2008 charges	152	40	192
Incurred	(87)	(23)	(110)
Reversed to the Statement of Operations	(3)	(5)	(8)
Balance at December 31, 2008	118	18	136
2009 charges	217	29	246
Incurred	(199)	(19)	(218)
Reversed to the Statement of Operations	(16)	(3)	(19)
Balance at December 31, 2009	$ 120	$ 25	$ 145
2010 charges	237	24	261
Incurred	(129)	(26)	(155)
Reversed to the Statement of Operations	(16)	(5)	(21)
Balance at December 31, 2010	$ 212	$ 18	$ 230

North American Tire plans to close its tire manufacturing facility in Union City, Tennessee to reduce high-cost manufacturing capacity and initiated plans to consolidate several warehouses to further improve its supply chain. EMEA increased the cost related to the discontinuation of consumer tire production at one of our facilities in Amiens, France. Asia Pacific Tire initiated and substantially completed the closure of a tire manufacturing facility in Taipei, Taiwan.

During 2010, net rationalization charges of $240 million were recorded. New charges of $261 million were comprised of $195 million for plans initiated in 2010, consisting of $191 million for associate severance and pension costs and $4 million for other exit and non-cancelable lease costs, and $66 million for plans initiated primarily in 2009, consisting of $46 million for associate severance costs and $20 million for other exit and non-cancelable lease costs. These amounts include $177 million related to future cash outflows and $84 million for other non-cash exit costs, including $83 million for pension settlements, curtailments and termination benefits. The net charges in 2010 also included the reversal of $21 million of reserves for actions no longer needed for their originally-intended purposes. Approximately 2,200 associates will be released under 2010 plans of which 400 were released in 2010. We expect to record additional charges in 2011 totaling approximately $50 million related to the 2010 plans, primarily in connection with the closure of our Union City, Tennessee facility.

The accrual balance of $230 million at December 31, 2010 consists of $212 million for associate severance costs that are expected to be substantially utilized within the next twelve months and $18 million primarily for long term non-cancelable lease costs.

Asset write-offs and accelerated depreciation charges of $15 million were recorded in cost of goods sold ("CGS") in 2010 and were related primarily to the closure of our Taiwan facility. We expect to record in 2011 approximately $60 million of accelerated depreciation and asset write-offs related to the closure of our Union City, Tennessee facility.

In 2009, North American Tire initiated manufacturing headcount reductions at several facilities, including Union City, Tennessee; Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France. Latin American Tire initiated manufacturing headcount reductions at each of its two facilities in Brazil.

During 2009, net rationalization charges of $227 million were recorded. New charges of $246 million were comprised of $208 million for plans initiated in 2009 and $38 million for plans initiated in 2008 and prior years. New charges for the 2009 plans consist of $194 million of associate-related costs and $14 million primarily for other exit costs and non-cancelable lease costs. These amounts include $202 million related to future cash outflows and $6 million for pension settlements and curtailments. Approximately 4,100 associates will be released under 2009 plans, of which 3,400 were released by December 31, 2010.

The $38 million of new charges for 2008 and prior year plans consist of $23 million of associate-related costs and $15 million primarily for other exit costs and non-cancelable lease costs. These amounts include $27 million related to future cash outflows and $11 million for other non-cash exit costs, including $8 million for pension settlements and curtailments. The net charges in 2009 also included the reversal of $19 million of charges for actions no longer needed for their originally-intended purposes.

Asset write-offs and accelerated depreciation charges of $43 million were recorded in CGS in 2009 and related primarily to the closure of our Las Pinas, Philippines and Somerton, Australia tire manufacturing facilities and the discontinuation of a line of tires at one of our plants in North America.

Rationalization actions in 2008 consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, closure of the Tyler, Texas mix center, and our plan to exit 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

During 2008, net rationalization charges of $184 million were recorded. New charges of $192 million were comprised of $142 million for plans initiated in 2008, consisting of $118 million for associate severance costs and $24 million for other exit and non-cancelable lease costs, and $50 million for plans initiated in 2007 and prior years, consisting of $34 million for associate severance costs and $16 million for other exit and non-cancelable lease costs. The net charges in 2008 also included the reversal of $8 million of charges for actions no longer needed for their originally intended purposes. Approximately 3,100 associates were to be released under 2008 plans, all of which have been released by December 31, 2010.

Asset write-offs and accelerated depreciation charges of $28 million were recorded in CGS in 2008, related primarily to the closure of the Somerton, Australia tire manufacturing facility and the Tyler, Texas mix center.

Note 3. Other Expense

(In millions) Expense(Income)	2010	2009	2008
Net foreign currency exchange losses	$159	$ 7	$ 57
Financing fees and financial instruments	95	39	97
Net (gains) losses on asset sales	(73)	30	(53)
Royalty income	(30)	(28)	(32)
Interest income	(11)	(17)	(68)
General and product liability — discontinued products	11	9	30
Subsidiary liquidation loss	—	18	16
Miscellaneous	35	(18)	12
	$186	$ 40	$ 59

Net foreign currency exchange losses in 2010 were $159 million, compared to $7 million and $57 million of losses in 2009 and 2008, respectively. Losses in 2010 included a first quarter loss of $110 million resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar and the establishment of a two-tier exchange rate structure, and a fourth quarter foreign currency exchange loss of $24 million in connection with the January 1, 2011 elimination of the two-tier exchange rate structure. Foreign currency exchange also reflected net gains and losses resulting from the effect of exchange rate changes on various foreign currency transactions worldwide.

Effective January 1, 2010, Venezuela's economy was considered to be highly inflationary under U.S. generally accepted accounting principles since it experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements since January 1, 2010 were determined using official exchange rates.

On January 8, 2010, Venezuela established a two-tier exchange rate structure for essential and non-essential goods. For essential goods the official exchange rate was 2.6 bolivares fuertes to the U.S. dollar and for non-essential goods the official exchange rate was 4.3 bolivares fuertes to the U.S. dollar. As announced by the Venezuelan government in December 2010, on January 1, 2011, the two-tier exchange rate structure was eliminated and the exchange rate for essential goods cannot be used for our unsettled amounts at December 31, 2010. Effective January 1, 2011, the official exchange rate of 4.3 bolivares fuertes to the U.S. dollar was established for substantially all goods.

The $110 million foreign currency exchange loss in the first quarter of 2010 primarily consisted of a $157 million remeasurement loss on bolivar-denominated net monetary assets and liabilities, including deferred taxes, at the time of the January 2010 devaluation. The loss was primarily related to cash deposits in Venezuela that were remeasured at the official exchange rate of 4.3 bolivares fuertes applicable to non-essential goods, and was partially offset by $47 million subsidy receivable related to U.S. dollar-denominated payables that were expected to be settled at the official subsidy exchange rate of 2.6 bolivares fuertes applicable to essential goods. Since we expected these payables to be settled at the subsidy essential goods rate, we established a subsidy receivable to reflect the expected benefit to be received in the form of the difference between the essential and non-essential goods exchange rates. Throughout 2010, we periodically assessed our ability to realize the benefit of the subsidy receivable, and a substantial portion of purchases by our Venezuelan subsidiary had qualified and settled at the official exchange rate for essential goods.

As a result of the elimination of the official subsidy exchange rate for essential goods, we no longer expect our Venezuelan subsidiary to settle payables at that exchange rate. Accordingly, we recorded a foreign exchange loss of $24 million in the fourth quarter of 2010 related to the reversal of the subsidy receivable at December 31, 2010.

Net foreign currency exchange losses decreased in 2009 compared to 2008, due primarily to the weakening of various currencies against the U.S. dollar in 2008.

Financing fees and financial instruments expense was $95 million in 2010, compared to $39 million in 2009 and $97 million in 2008. Increased financing fees in 2010 primarily related to the redemption of $973 million of long term debt. The increase included a $50 million cash premium paid on the redemption and $6 million of financing fees which were written off. Charges in 2008 included $43 million related to the redemption of $650 million of long term debt, $10 million related to an interest rate basis swap and a $5 million valuation allowance on our investment in The Reserve Primary Fund. These expenses also include the amortization of deferred financing fees, commitment fees and charges incurred as a result of financing transactions.

Net gains on asset sales were $73 million in 2010 and included gains of $58 million in Asia Pacific Tire, primarily on the sale of a closed manufacturing facility in Taiwan and land in Thailand; gains of $7 million in Latin American Tire, including the recognition of a gain from the sale of a warehouse in 2008 that was deferred due to our continuing involvement in that operation; gains of $6 million in EMEA, due primarily to the sale of land; and gains of $2 million in North American Tire on the sales of other assets.

Net losses on asset sales in 2009 were $30 million and were due primarily to the sale of certain of our properties in Akron, Ohio that comprise our current headquarters to Industrial Realty Group ("IRG") in connection with the development of a proposed new headquarters in Akron, Ohio. Prior to the sale, the facilities remained classified as held and used. Due to significant uncertainties related to the completion of the transaction resulting from prevailing conditions in the credit markets and the ability of IRG to obtain financing, we concluded the sale was not probable and, accordingly, did not write down the facilities to their net realizable value. The headquarters properties were corporate facilities that did not have identifiable cash flows that were largely independent of other assets and liabilities and, accordingly, were tested for impairment at the total company level. No impairment was indicated as a result of that testing.

Net gains on asset sales in 2008 were $53 million and included a gain of $20 million on the sale of property in EMEA, a gain of $10 million on the sale of property, buildings and equipment in Asia Pacific Tire, a gain of $11 million on the sale of property in North American Tire, a gain of $5 million on the sale of property and buildings in Latin American Tire, and net gains of $7 million on the sales of other assets in North American Tire.

Royalty income is derived primarily from licensing arrangements related to divested businesses. Interest income consisted primarily of amounts earned on cash deposits. The decline in interest income from 2008 is due primarily to lower interest rates. General and product liability — discontinued products includes charges for claims against us related primarily to asbestos personal injury claims, net of probable insurance recoveries. We recorded $17 million, $24 million and $28 million of expense related to asbestos claims in 2010, 2009 and 2008, respectively. In addition, we recorded $5 million, $10 million and $1 million of income related to probable insurance recoveries in those respective years. We also recorded a gain of $4 million in 2009 on a related insurance settlement.

In 2009, we liquidated our subsidiary in Guatemala and in 2008, our subsidiary in Jamaica. We recognized losses of $18 million and $16 million, respectively, due primarily to accumulated foreign currency translation losses. In addition, in 2009, we recognized $26 million of insurance proceeds in income related to the settlement of a claim as a result of a fire in 2007 in our Thailand facility, which is included in Miscellaneous. In 2010, we recognized a charge of $25 million related to a claim regarding the use of value-added tax credits in prior years, which is included in Miscellaneous.

Note 4. Per Share of Common Stock

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share are calculated to reflect the potential dilution that could occur if securities or other contracts were exercised or converted into common stock.

The following table presents the number of incremental weighted average shares outstanding used in computing diluted per share amounts:

	2010	2009	2008
Weighted average shares outstanding — basic	242,226,226	241,474,810	240,692,524
Stock options and other dilutive securities	—	—	—
Weighted average shares outstanding — diluted	242,226,226	241,474,810	240,692,524

Weighted average shares outstanding — diluted for 2010, 2009 and 2008 exclude the effects of approximately 4 million, 4 million and 6 million potential common shares, respectively, related to options with exercise prices less than the average market price of our common stock (i.e., "in-the-money" options), as their inclusion would have been anti-dilutive due to the Goodyear net loss in those years.

Additionally, weighted average shares outstanding — diluted exclude approximately 10 million, 11 million, and 9 million potential common shares related to options with exercise prices greater than the average market price of our common stock (i.e., "underwater" options), for 2010, 2009 and 2008, respectively.

Note 5. Accounts Receivable

(In millions)	2010	2009
Accounts receivable	$2,842	$2,650
Allowance for doubtful accounts	(106)	(110)
	$2,736	$2,540

Note 6. Inventories

(In millions)	2010	2009
Raw materials	$ 706	$ 483
Work in process	168	138
Finished products	2,103	1,822
	$2,977	$2,443

Note 7. Goodwill and Intangible Assets

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2010:

(In millions)	Balance at December 31, 2009	Divestitures	Translation	Balance at December 31, 2010
North American Tire	$ 94	$—	$ —	$ 94
Europe, Middle East and Africa Tire	539	(1)	(29)	509
Asia Pacific Tire	73	—	7	80
	$706	$ (1)	$(22)	$683

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2009:

(In millions)	Balance at December 31, 2008	Divestitures	Translation	Balance at December 31, 2009
North American Tire	$ 94	$—	$—	$ 94
Europe, Middle East and Africa Tire	522	(1)	18	539
Asia Pacific Tire	67	—	6	73
	$683	$ (1)	$24	$706

No impairment charges were recorded in 2010, 2009 or 2008.

The following table presents information about intangible assets:

	2010			2009		
(In millions)	Gross Carrying Amount(1)	Accumulated Amortization(1)	Net Carrying Amount	Gross Carrying Amount(1)	Accumulated Amortization(1)	Net Carrying Amount
Intangible assets with indefinite lives	$128	$ (6)	$122	$129	$ (7)	$122
Trademarks and patents	25	(12)	13	19	(5)	14
Other intangible assets	32	(6)	26	35	(7)	28
	$185	$(24)	$161	$183	$(19)	$164

(1) Includes impact of foreign currency translation.

Intangible assets primarily comprise the right to use certain brand names and trademarks on a non-competitive basis related to our global alliance with Sumitomo Rubber Industries, Ltd.

Amortization expense for intangible assets totaled $4 million, $3 million and $3 million in 2010, 2009 and 2008, respectively. We estimate that annual amortization expense related to intangible assets will be approximately

$4 million during each of the next five years and the weighted average remaining amortization period is approximately 22 years.

Our annual impairment analysis for 2010 and 2009 indicated no impairment of goodwill or intangible assets with indefinite lives. In addition, there were no events or circumstances that indicated the impairment test should be re-performed for goodwill or for intangible assets with indefinite lives for any segment at December 31, 2010.

Note 8. Other Assets and Investments

We owned 3,421,306 shares of Sumitomo Rubber Industries, Ltd. ("SRI") at December 31, 2010 and 2009 (the "Sumitomo Investment"). The fair value of the Sumitomo Investment was $36 million and $30 million at December 31, 2010 and 2009, respectively, and was included in Other Assets. We have classified the Sumitomo Investment as available-for-sale. At December 31, 2010, AOCL included gross unrealized holding gains on the Sumitomo Investment of $19 million ($21 million after-tax), compared to $13 million ($15 million after-tax) at December 31, 2009.

Dividends received from our consolidated subsidiaries were $126 million, $129 million and $209 million in 2010, 2009 and 2008, respectively. Dividends received from our affiliates accounted for using the equity method were $4 million in 2010, and $3 million in 2009 and 2008.

During 2008, we had a net cash outflow of $76 million related to funds invested in The Reserve Primary Fund due to the temporary delay in accessing our cash. During 2010 and 2009, we received redemptions of $26 million and $47 million, respectively.

On December 13, 2010, we entered into agreements with Titan Tire Corporation, a subsidiary of Titan International Inc., to sell our European and Latin American farm tire businesses, including a licensing agreement that will allow Titan to manufacture and sell Goodyear-brand farm tires in Europe, Latin America and North America, for approximately $130 million, subject to post-closing conditions and adjustments. The Latin American portion of the transaction is expected to close in the first half of 2011. The European portion of the transaction is subject to the exercise of a put option by us following completion of a social plan related to the previously announced discontinuation of consumer tire production at one of our facilities in Amiens, France and required consultation with various works councils.

The assets and liabilities of the Latin American farm tire business have been classified as held-for-sale at December 31, 2010. The carrying amount of the net assets at December 31, 2010 totaled $33 million. The carrying amount of the major assets and liabilities at December 31, 2010 totaled $44 million of property, plant and equipment, $16 million of inventories, $14 million of deferred income, $10 million of compensation and benefit liabilities, and $5 million of deferred income taxes. Due to uncertainty surrounding the timing of the completion of the Amiens North social plan, the EMEA business was classified as held-and-used at December 31, 2010. The long-lived assets of the EMEA business did not have identifiable cash flows that were largely independent of other assets and liabilities and, accordingly, were tested for impairment at the reporting unit level. No impairment was indicated as a result of that testing. Additionally, the remaining useful life and estimated residual value of the long-lived assets were reviewed and no modifications were indicated as a result of that review.

Note 9. Property, Plant and Equipment

	2010			2009		
(In millions)	Owned	Capital Leases	Total	Owned	Capital Leases	Total
Property, plant and equipment, at cost:						
Land	$ 402	$ 1	$ 403	$ 412	$ 1	$ 413
Buildings	1,821	36	1,857	1,822	38	1,860
Machinery and equipment	11,555	47	11,602	11,292	46	11,338
Construction in progress	947	—	947	692	—	692
	14,725	84	14,809	14,218	85	14,303
Accumulated depreciation	(8,760)	(47)	(8,807)	(8,584)	(42)	(8,626)
	5,965	37	6,002	5,634	43	5,677
Spare parts	163	—	163	166	—	166
	$ 6,128	$ 37	$ 6,165	$ 5,800	$ 43	$ 5,843

The range of useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings and improvements, 5 to 45 years; machinery and equipment, 3 to 30 years.

Note 10. Leased Assets

Net rental expense comprised the following:

(In millions)	2010	2009	2008
Gross rental expense	$400	$382	$383
Sublease rental income	(66)	(67)	(68)
	$334	$315	$315

We enter into leases primarily for our wholesale and retail distribution facilities, vehicles, and data processing equipment under varying terms and conditions. Many of the leases require us to pay taxes assessed against leased property and the cost of insurance and maintenance. A portion of our U.S. retail distribution network is sublet to independent dealers.

While substantially all subleases and some operating leases are cancelable for periods beyond 2011, management expects that in the normal course of its business nearly all of its independent dealer distribution network will be actively operated. As leases and subleases for existing locations expire, we would normally expect to evaluate such leases and either renew the leases or substitute another more favorable retail location.

The following table presents minimum future lease payments:

(In millions)	2011	2012	2013	2014	2015	2016 and Beyond	Total
Capital Leases							
Minimum lease payments	$ 5	$ 5	$ 11	$ 1	$ —	$ —	$ 22
Imputed interest	(2)	(1)	(1)	—	—	—	(4)
Present value	$ 3	$ 4	$ 10	$ 1	$ —	$ —	$ 18
Operating Leases							
Minimum lease payments	$309	$249	$193	$144	$108	$319	$1,322
Minimum sublease rentals	(45)	(37)	(27)	(19)	(11)	(15)	(154)
	$264	$212	$166	$125	$ 97	$304	$1,168
Imputed interest							(265)
Present value							$ 903

Note 11. Fair Value Measurements

The following table presents information about assets and liabilities recorded at fair value at December 31, 2010 and 2009, on the Consolidated Balance Sheet:

(In millions)	Total Carrying Value in the Consolidated Balance Sheet		Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
December 31,	2010	2009	2010	2009	2010	2009	2010	2009
Assets:								
Investments	$38	$32	$38	$32	$—	$—	$—	$—
Derivative Financial Instruments	26	28	—	—	25	27	1	1
Total Assets at Fair Value	$64	$60	$38	$32	$25	$27	$ 1	$ 1
Liabilities:								
Derivative Financial Instruments	$17	$ 6	$—	$—	$17	$ 6	$—	$—
Total Liabilities at Fair Value	$17	$ 6	$—	$—	$17	$ 6	$—	$—

Derivative financial instrument valuations classified as Level 3 included embedded currency derivatives in long-dated operating leases. The valuation of the embedded currency derivatives is based on an extrapolation of forward rates to the assumed expiration of the leases. Realized and unrealized gains and losses related to the embedded currency derivatives are included in Other Expense.

The following table presents changes in fair value for instruments classified as Level 3:

(In millions)	2010	2009
Asset (liability)		
Balance at beginning of period	$ 1	$ (9)
Net realized gains	—	10
Net unrealized losses	—	—
Balance at end of period	$ 1	$ 1

The following table presents supplemental fair value information about long term fixed rate and variable rate debt, excluding capital leases, at December 31. The fair value was estimated using quoted market prices or discounted future cash flows.

(In millions)	2010	2009
Fixed Rate Debt:		
Carrying amount — liability	$2,691	$2,442
Fair value — liability	2,791	2,532
Variable Rate Debt:		
Carrying amount — liability	$1,798	$1,836
Fair value — liability	1,770	1,752

Note 12. Financing Arrangements and Derivative Financial Instruments

At December 31, 2010, we had total credit arrangements of $7,689 million, of which $2,475 million were unused. At that date, 41% of our debt was at variable interest rates averaging 3.72%.

Notes Payable and Overdrafts, Long Term Debt and Capital Leases due Within One Year and Short Term Financing Arrangements

At December 31, 2010, we had short term committed and uncommitted credit arrangements totaling $496 million, of which $258 million were unused. These arrangements are available primarily to certain of our international subsidiaries through various banks at quoted market interest rates. There are no commitment fees associated with these arrangements.

The following table presents amounts due within one year at December 31:

(In millions)	2010	2009
Notes payable and overdrafts	$ 238	$ 224
Weighted average interest rate	4.56%	4.84%
Long term debt and capital leases due within one year:		
Other U.S. and international debt (including capital leases)	$ 188	$ 114
Weighted average interest rate	8.77%	4.78%
Total obligations due within one year	$ 426	$ 338

Long Term Debt and Capital Leases and Financing Arrangements

At December 31, 2010, we had long term credit arrangements totaling $7,193 million, of which $2,217 million were unused.

The following table presents long term debt and capital leases, net of unamortized discounts, and interest rates at December 31:

(In millions)	2010	Interest Rate	2009	Interest Rate
Notes:				
7.857% due 2011	$ —		$ 650	
8.625% due 2011	—		325	
9% due 2015	—		260	
10.5% due 2016	966		961	
8.25% due 2020	993		—	
8.75% due 2020	263		—	
7% due 2028	149		149	
Credit Facilities:				
€505 million revolving credit facility due 2012	—	—	—	—
$1.5 billion first lien revolving credit facility due 2013	—	—	—	—
$1.2 billion second lien term loan facility due 2014	1,200	1.96%	1,200	2.34%
Pan-European accounts receivable facility due 2015	319	3.73%	437	3.58%
Chinese credit facilities	153	5.45%	—	—
Other U.S. and international debt(1)	446	9.04%	296	5.87%
	4,489		4,278	
Capital lease obligations	18		18	
	4,507		4,296	
Less portion due within one year	(188)		(114)	
	$4,319		$4,182	

(1) Interest rates are weighted average interest rates.

NOTES

Redemption of Notes

On September 29, 2010, we redeemed all of our outstanding 7.857% notes due 2011, 8.625% senior notes due 2011, and 9% senior notes due 2015. The aggregate redemption price for these redemptions was $1,023 million, including a prepayment premium of $50 million.

$1.0 Billion 10.5% Senior Notes due 2016

At December 31, 2010, $1.0 billion aggregate principal amount of our 10.5% senior notes due 2016 were outstanding. These notes were sold in the second quarter of 2009 at 95.846% of the principal amount at an effective yield of 11.375% and will mature on May 15, 2016. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below.

We have the option to redeem these notes, in whole or in part, at any time on or after May 15, 2012 at a redemption price of 107.875%, 105.25%, 102.625% and 100% during the 12-month periods commencing on May 15, 2012, 2013, 2014 and 2015, respectively, plus accrued and unpaid interest to the redemption date. Prior to May 15, 2012, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. In addition, prior to

May 15, 2012, we may redeem up to 35% of these notes from the net cash proceeds of certain equity offerings at a redemption price equal to 110.5% of the principal amount plus accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an investment grade rating by Moody's and Standard & Poor's ("S&P") and no default has occurred or is continuing, certain covenants will be suspended.

$1.0 Billion 8.25% Senior Notes due 2020

On August 13, 2010, we issued $900 million aggregate principal amount of 8.25% senior notes due 2020. These notes were sold at 99.163% of the principal amount at an effective yield of 8.375% and will mature on August 15, 2020. On August 25, 2010, we issued $100 million aggregate principal amount of additional notes, which were sold at 100.750% of the principal amount at an effective yield of 8.119%. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below.

We have the option to redeem these notes, in whole or in part, at any time on or after August 15, 2015 at a redemption price of 104.125%, 102.750%, 101.375% and 100% during the 12-month periods commencing on August 15, 2015, 2016, 2017 and 2018, respectively, plus accrued and unpaid interest to the redemption date. Prior to August 15, 2015, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. In addition, prior to August 15, 2013, we may redeem up to 35% of these notes from the net cash proceeds of certain equity offerings at a redemption price equal to 108.25% of the principal amount plus accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 10.5% Senior Notes due 2016, described above.

$282 Million 8.75% Notes due 2020

On March 5, 2010, we completed an offer to exchange our outstanding 7.857% notes due 2011 ("2011 Notes") for a new series of 8.75% notes due 2020 ("2020 Notes"). A total of $262 million in principal amount of the 2011 Notes were validly tendered, and $282 million in aggregate principal amount of the 2020 Notes were issued in the exchange. We will accrete the difference in the carrying amount of the 2011 Notes and the principal amount of the 2020 Notes as additional interest expense over the life of the 2020 Notes using the effective interest rate method. The direct costs of the exchange offer incurred with third parties were expensed.

At December 31, 2010, $282 million in aggregate principal amount of the 2020 Notes were outstanding. The 2020 Notes are unsecured senior obligations, are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities described below, and will mature on August 15, 2020.

We have the option to redeem the 2020 Notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount of the 2020 Notes or the sum of the present values of the remaining scheduled payments on the 2020 Notes, discounted using a defined treasury rate plus 50 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for the 2020 Notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

$150 Million 7% Notes due 2028

At December 31, 2010, $150 million aggregate principal amount of our 7% notes due 2028 were outstanding. These notes are unsecured senior obligations and will mature on March 15, 2028.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount thereof or the sum of the present values of the remaining scheduled payments thereon, discounted using a defined treasury rate plus 15 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

CREDIT FACILITIES

€505 Million Amended and Restated Senior Secured European and German Revolving Credit Facilities due 2012

Our amended and restated €505 million revolving credit facilities consist of a €155 million German revolving credit facility, which is only available to one of the German subsidiaries (the "German borrower") of Goodyear Dunlop Tires Europe B.V. ("GDTE"), and a €350 million European revolving credit facility, which is available to the same German borrower and to GDTE and certain of its other subsidiaries and contains a €50 million letter of credit sublimit. Goodyear and its subsidiaries that guarantee our U.S. facilities provide unsecured guarantees to support the German and European revolving credit facilities and GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of its subsidiaries under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- the capital stock of the principal subsidiaries of GDTE; and
- substantially all of the tangible and intangible assets of GDTE and GDTE's subsidiaries in the United Kingdom, Luxembourg, France and Germany, including certain accounts receivable, inventory, real property, equipment, contract rights and cash and cash accounts, but excluding certain accounts receivable and cash accounts in subsidiaries that are or may become parties to securitization programs.

The facilities, which mature on April 30, 2012, contain covenants similar to those in our first lien credit facility described below, with additional limitations applicable to GDTE and its subsidiaries. In addition, under the facilities we are not permitted to allow GDTE's ratio of Consolidated Net J.V. Indebtedness to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness is determined, through March 31, 2011, net of the sum of (1) cash and cash equivalents in excess of $100 million held by GDTE and its subsidiaries, (2) cash and cash equivalents in excess of $150 million held by the Parent Company and its U.S. subsidiaries and (3) availability under our first lien revolving credit facility if the ratio of EBITDA to Consolidated Interest Expense described below under "$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013" is not applicable and the conditions to borrowing under the first lien revolving credit facility are met. Consolidated Net J.V. Indebtedness also excludes loans from other consolidated Goodyear entities. "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the facilities. Under the revolving credit facilities, we pay an annual commitment fee of 62.5 basis points on the undrawn portion of the commitments and loans bear interest at LIBOR plus 200 basis points for loans denominated in U.S. dollars or pounds sterling and EURIBOR plus 200 basis points for loans denominated in euros.

The above facilities have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. The facilities also have customary defaults, including cross-defaults to material indebtedness of Goodyear and our subsidiaries.

As of December 31, 2010 and December 31, 2009, there were no borrowings under the German or the European revolving credit facilities. Letters of credit issued under the European revolving credit facility totaled $12 million (€9 million) as of December 31, 2010 and $14 million (€10 million) as of December 31, 2009.

$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013

Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- U.S. and Canadian accounts receivable and inventory;
- certain of our U.S. manufacturing facilities;
- equity interests in our U.S. subsidiaries and up to 65% of the equity interests in our foreign subsidiaries, excluding GDTE and its subsidiaries; and
- substantially all other tangible and intangible assets, including equipment, contract rights and intellectual property.

Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company (the "Parent Company") and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors that are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2010, our borrowing base, and therefore our availability, under this facility was $25 million below the facility's stated amount of $1.5 billion.

The facility, which matures on April 30, 2013, contains certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets (excluding the sale of properties located in Akron, Ohio), incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. In addition, in the event that the availability under the facility plus the aggregate amount of our Available Cash is less than $150 million, we will not be permitted to allow our ratio of EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. "Available Cash", "EBITDA" and "Consolidated Interest Expense" have the meanings given them in the facility.

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. The facility also has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

If Available Cash plus the availability under the facility is greater than $400 million, amounts drawn under the facility will bear interest either (i) at a rate of 125 basis points over LIBOR or (ii) 25 basis points over an alternative base rate (the higher of the prime rate or the federal funds rate plus 50 basis points), and undrawn amounts under the facility will be subject to an annual commitment fee of 37.5 basis points. If Available Cash plus the availability under the facility is equal to or less than $400 million, then amounts drawn under the facility will bear interest either (i) at a rate of 150 basis points over LIBOR or (ii) 50 basis points over an alternative base rate, and undrawn amounts under the facility will be subject to an annual commitment fee of 25 basis points.

At December 31, 2010, we had no borrowings and $474 million of letters of credit issued under the revolving credit facility. At December 31, 2009, we had no borrowings and $494 million of letters of credit issued under the revolving credit facility.

$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014

Our amended and restated second lien term loan facility may be increased by up to $300 million at our request, subject to the consent of the lenders making such additional term loans. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. The second lien term loan facility, which matures on April 30, 2014, contains covenants, representations, warranties and defaults similar to those in the $1.5 billion first lien credit facility. However, if our Pro Forma Senior Secured Leverage Ratio (the ratio of Consolidated Net Secured Indebtedness to EBITDA) for any period of four consecutive fiscal quarters is greater than 3.0 to 1.0, before we may use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien term loan facility. "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net Secured Indebtedness" and "EBITDA" have the meanings given them in the facility.

Loans under this facility bear interest, at our option, at LIBOR plus 150 basis points or an alternative base rate plus 50 basis points. If our corporate ratings by Moody's and Standard & Poor's were to decline to less than Ba3 and BB-, respectively (in each case with at least a stable outlook), then loans under this facility will bear interest, at our option, at LIBOR plus 175 basis points or an alternative base rate plus 75 basis points.

At December 31, 2010 and 2009 this facility was fully drawn.

International Accounts Receivable Securitization Facilities (On-Balance Sheet)

GDTE and certain of its subsidiaries are parties to a pan-European accounts receivable securitization facility that provides up to €450 million of funding and expires in 2015. Utilization under this facility is based on current available receivable balances. The facility is subject to customary annual renewal of back-up liquidity commitments.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.00 to 1.00. This financial covenant is substantially similar to the covenant included in the European credit facilities.

As of December 31, 2010 and 2009, the amount available and fully utilized under this program totaled $319 million (€238 million) and $437 million (€304 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have an accounts receivable securitization program totaling $72 million and $68 million at December 31, 2010 and 2009, respectively. The receivables sold under this program also serve as collateral for the related facility. We retain the risk of loss related to these receivables in the event of non-payment. These amounts are included in Notes payable and overdrafts.

Other Foreign Credit Facilities

Our Chinese subsidiary has two financing agreements in China. At December 31, 2010, these non-revolving credit facilities had total unused availability of 2.6 billion renminbi ($394 million) and can only be used to finance the relocation and expansion of our manufacturing facilities in China. The facilities contain covenants relating to our Chinese subsidiary and have customary representations and warranties and defaults relating to our Chinese subsidiary's ability to perform its obligations under the facilities. One of the facilities (with 1.7 billion renminbi of unused availability at December 31, 2010) matures in 2016 and principal amortization begins in 2013. At December 31, 2010, there were $99 million of borrowings outstanding under this facility. The other facility (with 900 million renminbi of unused availability at December 31, 2010) matures in 2018 and principal amortization begins in 2015. At December 31, 2010, there were $54 million of borrowings outstanding under this facility. There were no amounts outstanding under either of these facilities at December 31, 2009.

Debt Maturities

The annual aggregate maturities of our debt and capital leases for the five years subsequent to December 31, 2010 are presented below. Maturities of debt credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

(In millions)	2011	2012	2013	2014	2015
U.S.	$ 3	$ 1	$ 3	$1,200	$ —
International	185	100	110	8	324
	$188	$101	$113	$1,208	$324

Derivative Financial Instruments

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading purposes.

Foreign Currency Contracts

We will enter into foreign currency contracts in order to manage the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans, royalty agreements and forecasted purchases and sales. Contracts hedging short term trade receivables and payables normally have no hedging designation.

The following table presents fair values for foreign currency contracts not designated as hedging instruments at December 31:

(In millions)	2010	2009
Fair Values — asset (liability):		
Accounts receivable	$ 25	$27
Other assets	1	1
Other current liabilities	(15)	(6)

At December 31, 2010 and December 31, 2009, these outstanding foreign currency derivatives had notional amounts of $1,324 million and $1,252 million, respectively, and primarily related to intercompany loans. Other Expense included net transaction gains of $47 million and losses of $144 million in 2010 and 2009, respectively, on foreign currency derivatives. These amounts were substantially offset in Other Expense by the effect of changing exchange rates on the underlying currency exposures.

The counterparties to our interest rate and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. We control our credit exposure by diversifying across multiple counterparties and by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads. We also enter into master netting agreements with counterparties when possible. Based on our analysis, we consider the risk of counterparty nonperformance associated with these contracts to be remote. However, the inability of a counterparty to fulfill its obligations when due could have a material adverse effect on our consolidated financial position, results of operations or liquidity in the period in which it occurs.

Note 13. Stock Compensation Plans

Our 1997 Performance Incentive Plan, 2002 Performance Plan and 2005 Performance Plan (collectively the "Plans") permitted grants of performance share units, stock options, stock appreciation rights ("SARs"), and restricted stock to employees. The Plans expired on December 31, 2001, April 15, 2005 and April 26, 2008, respectively, except for grants then outstanding. Our 2008 Performance Plan, which was adopted on April 8, 2008 and is due to expire on April 8, 2018, permits the grant of performance share units, stock options, SARs, restricted stock, restricted stock units, other stock-based grants and awards and cash-based grants and awards to employees and directors. A maximum of 8,000,000 shares of our common stock may be issued for grants made under the 2008 Performance Plan. Any shares of common stock that are subject to awards of stock options or SARs will be counted as one share for each share granted for purposes of the aggregate share limit and any shares of common stock that are subject to any other awards will be counted as 1.61 shares for each share granted for purposes of the aggregate share limit.

On December 4, 2000, we adopted The Goodyear Tire & Rubber Company Stock Option Plan for Hourly Bargaining Unit Employees and the Hourly and Salaried Employee Stock Option Plan, which permitted the granting of options to certain employees. These plans expired on December 31, 2001 and December 31, 2002, respectively, except for options then outstanding. The options granted under these plans were fully vested prior to January 1, 2006.

Shares issued under our stock-based compensation plans are usually issued from shares of our common stock held in treasury.

Stock Options

Grants of stock options and SARs (collectively referred to as "options") under the Plans and the 2008 Performance Plan generally have a graded vesting period of four years whereby one-fourth of the awards vest on each of the first four anniversaries of the grant date, an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date or, with respect to the 2008 Performance Plan, the closing market price on that date) and a contractual term of ten years. The exercise of tandem SARs cancels an equivalent number of stock options and conversely, the exercise of stock options cancels an equivalent number of tandem SARs. Option grants are cancelled on termination of employment unless termination is due to retirement, death or disability under certain circumstances, in which case, all outstanding options vest fully and remain outstanding for a term set forth in the related grant agreement.

Under the Plans, the exercise of certain stock options through a share swap, whereby the employee exercising the stock options tenders shares of our common stock then owned by such employee towards the exercise price plus taxes, if any, due from such employee, results in an immediate grant of new options (hereinafter referred to as "reload" options) equal to the number of shares so tendered, plus any shares tendered to satisfy the employee's income tax obligations on the transaction. Each such grant of reload options vests on the first anniversary of its respective grant date, has an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date) and a contractual term equal to the remaining contractual term of the original option. The subsequent exercise of such reload options through a share swap does not result in the grant of any additional reload options. The 2008 Performance Plan does not permit the grant of reload options.

The following table summarizes the activity related to options during 2010:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1	14,623,922	$15.94		
Options granted	1,852,467	12.53		
Options exercised	(167,762)	5.99		$ 1
Options expired	(1,630,444)	17.91		
Options cancelled	(501,358)	23.61		
Outstanding at December 31	14,176,825	15.11	5.6	26
Vested and expected to vest at December 31	13,703,891	15.21	5.5	24
Exercisable at December 31	9,877,425	16.39	4.3	14
Available for grant at December 31	9,461,817			

In addition, the aggregate intrinsic value of options exercised in 2009 and 2008 was $3 million and $10 million, respectively.

Significant option groups outstanding at December 31, 2010 and related weighted average exercise price and remaining contractual term information follows:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Term (Years)
2/23/10	1,535,796	—	$12.74	9.2
2/26/09	2,557,510	1,071,502	4.81	8.2
2/21/08	1,219,673	797,742	26.74	7.2
2/27/07	1,325,130	1,114,487	24.71	6.2
12/06/05	881,601	881,601	17.15	4.9
12/09/04	1,655,486	1,655,486	12.54	3.9
12/02/03	895,541	895,541	6.81	2.9
12/03/02	471,554	471,554	7.94	1.9
12/03/01	1,237,032	1,237,032	22.05	.9
All other	2,397,502	1,752,480	(1)	(1)
	14,176,825	9,877,425		

(1) Options in the "All other" category had exercise prices ranging from $5.52 to $36.25. The weighted average exercise price for options outstanding and exercisable in that category was $18.34 and $19.90, respectively, while the remaining weighted average contractual term was 4.7 years and 3.2 years, respectively.

Weighted average grant date fair values of stock options and the assumptions used in estimating those fair values are as follows:

	2010	2009	2008
Weighted average grant date fair value	$6.45	$4.08	$12.57
Black-Scholes model assumptions(1):			
Expected term (years)	6.25	5.99	6.03
Interest rate	2.58%	2.39%	3.21%
Volatility	50.5	79.6	47.0
Dividend yield	—	—	—

(1) We review the assumptions used in our Black-Scholes model in conjunction with estimating the grant date fair value of the annual grants of stock-based awards by our Board of Directors.

Performance Share Units

Performance share units granted under the 2005 and 2008 Performance Plans are earned over a three-year period beginning January 1 of the year of grant. Total units earned may vary between 0% and 200% of the units granted for grants made before 2009 and between 0% and 150% of the units granted for grants made in 2009 and after, in each case based on the attainment of performance targets during the related three-year period and continued service. The performance targets are established by the Board of Directors. For grants made in 2008 under the 2005 and 2008 Performance Plans, half of the units earned will be settled through the payment of cash and are liability classified and the balance will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified. For grants made in 2009 and 2010 under the 2008 Performance Plan, all of the units earned will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified. Eligible employees may elect to defer receiving the payout of all or a portion of their units earned until termination of employment. For grants made in 2008 under the 2005 Performance Plan, each deferred unit equates to one share of our common stock and is payable, at the election of the employee, in cash, shares of our common stock or any combination thereof at the expiration of the deferral period. For grants made in 2008 under the 2008 Performance Plan, each deferred unit equates to one share of our common stock and is payable, 50% in cash and 50% in shares of our common stock at the expiration of the deferral period. For grants made in 2009 and 2010 under the 2008 Performance Plan, each deferred unit equates to one share of our common stock and is payable 100% in shares of our common stock at the expiration of the deferral period.

The following table summarizes the activity related to performance share units during 2010:

	Number of Shares
Unvested at January 1	1,081,850
Granted	161,007
Vested	(867,722)
Forfeited	(72,895)
Unvested at December 31	302,240

The weighted average fair value per share was $12.58 and $5.33 for performance share units granted in 2010 and 2009, respectively. The weighted average fair value per share was $5.84 for the equity based portion of performance share units granted in 2008. The weighted average fair value per share was $11.90 at December 31, 2010 for the variable portion of performance share units granted in 2008.

Other Information

Stock-based compensation expense, cash payments made to settle SARs and performance share units, and cash received from the exercise of stock options follows:

(In millions)	2010	2009	2008
Stock-based compensation expense (income) recognized	$26	$29	$(15)
Tax impact	—	(2)	4
After-tax stock-based compensation expense (income)	$26	$27	$(11)
Cash payments to settle SARs and performance share units	$—	$—	$ 1
Cash received from stock option exercises	1	2	5

As of December 31, 2010, unearned compensation cost related to the unvested portion of all stock-based awards was approximately $25 million and is expected to be recognized over the remaining vesting period of the respective grants, through December 31, 2014.

Note 14. Pension, Other Postretirement Benefits and Savings Plans

We provide employees with defined benefit pension or defined contribution savings plans. Our principal U.S. hourly pension plans provide benefits based on length of service. Effective August 29, 2009, the U.S. hourly pension plans were closed to newly hired employees covered by the United Steelworkers ("USW") master labor contract. The principal U.S. salaried pension plans provide benefits based on final five-year average earnings formulas. Salaried employees who made voluntary contributions to these plans receive higher benefits. Effective December 31, 2008, we froze our U.S. salaried pension plans and implemented improvements to our defined contribution savings plan for these employees.

In addition, we provide certain U.S. employees and employees at certain non-U.S. subsidiaries with health care benefits or life insurance benefits upon retirement. Substantial portions of the health care benefits for U.S. salaried retirees are not insured and are funded from operations.

During the fourth quarter of 2010, we recognized curtailment and termination benefit charges for pensions of $76 million in connection with our plan to close our tire manufacturing facility in Union City, Tennessee. Also in the fourth quarter of 2010 we recognized a settlement charge of $15 million related to the purchase of annuities from existing plan assets to settle obligations of certain Canadian pension plans.

Effective August 22, 2008, health care benefits for current and future U.S. retirees who were represented by the USW became the responsibility of an independent Voluntary Employees' Beneficiary Association ("VEBA"). We made a one-time cash contribution of $980 million to the VEBA on August 27, 2008 and a one-time cash contribution of $27 million to a VEBA for USW retirees of our former Engineered Products business ("EPD VEBA") on December 4, 2008. As a result of these actions, we remeasured the benefit obligation of the affected plans.

Responsibility for providing retiree healthcare for current and future U.S. USW retirees has been transferred permanently to the VEBA and the EPD VEBA and we recorded a $9 million charge for settlement of the related obligations in 2008, which included $8 million of transaction costs incurred related to the VEBA settlement. The funding of the VEBAs and subsequent settlement accounting reduced the other postretirement benefits liability by $1,099 million, of which $107 million was previously recognized in AOCL. Net other postretirement benefits cost recognized in the year ended December 31, 2008 for these plans was $67 million.

Total benefits cost and amounts recognized in other comprehensive loss (income) follows:

	Pension Plans						Other Postretirement Benefits		
	U.S.			Non-U.S.					
(In millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Benefits cost:									
Service cost	$ 39	$ 34	$ 60	$ 25	$ 26	$ 32	$ 5	$ 6	$ 11
Interest cost	296	314	312	145	142	162	33	32	84
Expected return on plan assets	(280)	(235)	(371)	(126)	(115)	(139)	(1)	(1)	(5)
Amortization of prior service cost (credit)	31	33	36	2	2	2	(37)	(38)	(19)
Amortization of net losses	133	154	38	35	32	49	9	5	7
Net periodic cost	219	300	75	81	87	106	9	4	78
Curtailments/settlements	33	—	4	15	17	3	8	—	9
Termination benefits	43	—	1	—	1	—	—	—	—
Total benefits cost	$ 295	$ 300	$ 80	$ 96	$ 105	$ 109	$ 17	$ 4	$ 87
Recognized in other comprehensive (income) loss before tax and minority:									
Prior service cost from plan amendments	$ —	$ 21	$ —	$ 1	$ 2	$ —	$—	$ 1	$ —
Increase (decrease) in net actuarial losses	143	(85)	1,656	(12)	367	(145)	59	35	(80)
Amortization of prior service (cost) credit in net periodic cost	(31)	(33)	(36)	(2)	(1)	(2)	37	38	19
Amortization of net losses in net periodic cost	(133)	(154)	(38)	(35)	(30)	(53)	(9)	(5)	(7)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements	(40)	—	(4)	(16)	(55)	(2)	(8)	—	(50)
Total recognized in other comprehensive (income) loss before tax and minority	(61)	(251)	1,578	(64)	283	(202)	79	69	(118)
Total recognized in total benefits cost and other comprehensive (income) loss before tax and minority	$ 234	$ 49	$1,658	$ 32	$ 388	$ (93)	$ 96	$ 73	$ (31)

Total benefits (credit) cost for our other postretirement benefits was $(1) million, $(10) million and $70 million for our U.S. plans in 2010, 2009 and 2008, respectively, and $18 million, $14 million and $17 million for our non-U.S. plans in 2010, 2009 and 2008, respectively. Total benefits cost for our other postretirement benefits includes a settlement charge of $7 million in 2010 for participant data for our U.S. plans related to prior periods.

We use the fair value of our pension assets in the calculation of pension expense for substantially all of our pension plans.

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from AOCL into benefits cost in 2011 are $23 million and $135 million, respectively, for our U.S. plans and $2 million and $37 million, respectively, for our non-U.S. plans.

The estimated prior service credit and net actuarial loss for the other postretirement benefit plans that will be amortized from AOCL into benefits cost in 2011 are a benefit of $37 million and expense of $12 million, respectively.

The Medicare Prescription Drug Improvement and Modernization Act provides plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement health care plans. Our other postretirement benefits cost is presented net of this subsidy.

The change in benefit obligation and plan assets for 2010 and 2009 and the amounts recognized in our Consolidated Balance Sheets at December 31, 2010 and 2009 are as follows:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2010	2009	2010	2009	2010	2009
Change in benefit obligation:						
Beginning balance	$(5,343)	$(5,016)	$(2,715)	$(2,162)	$(557)	$(514)
Newly adopted plans	(2)	—	—	(8)	—	—
Service cost — benefits earned	(39)	(34)	(25)	(26)	(5)	(6)
Interest cost	(296)	(314)	(145)	(142)	(33)	(32)
Plan amendments	—	(21)	(2)	(2)	—	(1)
Actuarial (loss) gain	(336)	(379)	(42)	(370)	(49)	(35)
Participant contributions	—	—	(3)	(3)	(28)	(28)
Curtailments/settlements	8	2	35	105	(8)	—
Termination benefits	(43)	—	—	—	—	—
Foreign currency translation	—	—	41	(245)	(14)	(33)
Benefit payments	410	419	160	138	90	92
Ending balance	$(5,641)	$(5,343)	$(2,696)	$(2,715)	$(604)	$(557)
Change in plan assets:						
Beginning balance	$ 3,412	$ 2,887	$ 1,931	$ 1,543	$ 6	$ 4
Newly adopted plans	2	—	—	—	—	—
Actual return on plan assets	473	699	176	197	—	1
Company contributions to plan assets	219	230	142	141	2	2
Cash funding of direct participant payments	19	17	25	42	61	62
Participant contributions	—	—	3	3	28	28
Settlements	(1)	(2)	(33)	(61)	—	—
Foreign currency translation	—	—	(10)	204	—	1
Benefit payments	(410)	(419)	(160)	(138)	(90)	(92)
Ending balance	$ 3,714	$ 3,412	$ 2,074	$ 1,931	$ 7	$ 6
Funded status at end of year	$(1,927)	$(1,931)	$ (622)	$ (784)	$(597)	$(551)

Other postretirement benefits funded status was $(353) million and $(342) million for our U.S. plans at December 31, 2010 and 2009, respectively, and $(244) million and $(209) million for our non-U.S. plans at December 31, 2010 and 2009, respectively.

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2010	2009	2010	2009	2010	2009
Noncurrent assets	$ —	$ —	$ 35	$ 39	$ —	$ —
Current liabilities	(35)	(15)	(20)	(21)	(57)	(55)
Noncurrent liabilities	(1,892)	(1,916)	(637)	(802)	(540)	(496)
Net amount recognized	$(1,927)	$(1,931)	$(622)	$(784)	$(597)	$(551)

Amounts recognized in AOCL, net of tax, consist of:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2010	2009	2010	2009	2010	2009
Prior service cost (credit)	$ 124	$ 188	$ 11	$ 10	$(241)	$(279)
Net actuarial loss	2,314	2,311	840	905	180	139
Gross amount recognized	2,438	2,499	851	915	(61)	(140)
Deferred income taxes	(125)	(132)	(93)	(75)	(2)	—
Minority shareholders' equity	(48)	(48)	(128)	(145)	3	4
Net amount recognized	$2,265	$2,319	$ 630	$ 695	$ (60)	$(136)

The following table presents significant weighted average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Postretirement Benefits	
	2010	2009	2010	2009
Discount rate:				
— U.S.	5.20%	5.75%	4.62%	5.45%
— Non-U.S.	5.54	5.68	6.52	6.79
Rate of compensation increase:				
— U.S.	N/A	N/A	N/A	N/A
— Non-U.S.	3.43	3.94	3.99	4.21

The following table presents significant weighted average assumptions used to determine benefits cost for the years ended December 31:

	Pension Plans			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate:						
— U.S.	5.75%	6.50%	6.25%	5.45%	6.50%	6.08%
— Non-U.S.	5.68	6.31	5.84	6.79	7.71	6.55
Expected long term return on plan assets:						
— U.S.	8.50	8.50	8.50	N/A	N/A	6.75
— Non-U.S.	6.60	6.46	7.03	10.00	11.50	12.00
Rate of compensation increase:						
— U.S.	N/A	N/A	4.04	N/A	N/A	N/A
— Non-U.S.	3.94	3.71	3.81	4.21	4.20	4.26

For 2010, an assumed weighted average discount rate of 5.75% was used for the U.S. pension plans. This rate was developed from a portfolio of bonds from issuers rated AA- or higher by S&P as of December 31, 2009, with cash flows similar to the timing of our expected benefit payment cash flows. For our non-U.S. locations, a weighted average discount rate of 5.68% was used. This rate was developed based on the nature of the liabilities and local environments, using available bond indices, yield curves, and long term inflation.

For 2010, an expected long term rate of return of 8.50% was used for the U.S. pension plans. In developing this rate, we evaluated the compound annualized returns of our U.S. pension fund over a period of 15 years or more through December 31, 2009. In addition, we evaluated input from our pension fund consultant on asset class return expectations and long term inflation. For our non-U.S. locations, a weighted average assumed long term rate of return of 6.60% was used. Input from local pension fund consultants concerning asset class return expectations and long term inflation form the basis of this assumption.

The following table presents estimated future benefit payments from the plans as of December 31, 2010. Benefit payments for other postretirement benefits are presented net of retiree contributions:

	Pension Plans		Other Postretirement Benefits	
(In millions)	U.S.	Non-U.S.	Without Medicare Part D Subsidy	Medicare Part D Subsidy Receipts
2011	$ 445	$174	$ 63	$ (4)
2012	415	159	59	(4)
2013	411	163	55	(4)
2014	410	169	52	(3)
2015	410	175	50	(3)
2016-2020	2,018	944	223	(13)

The following table presents selected information on our pension plans:

	U.S.		Non-U.S.	
(In millions)	2010	2009	2010	2009
All plans:				
Accumulated benefit obligation	$5,629	$5,336	$2,624	$2,644
Plans not fully-funded:				
Projected benefit obligation	$5,641	$5,343	$2,191	$2,495
Accumulated benefit obligation	5,629	5,336	2,138	2,440
Fair value of plan assets	3,714	3,412	1,537	1,677

Certain non-U.S. subsidiaries maintain unfunded pension plans consistent with local practices and requirements. At December 31, 2010, these plans accounted for $271 million of our accumulated pension benefit obligation, $294 million of our projected pension benefit obligation, and $53 million of our AOCL adjustment. At December 31, 2009, these plans accounted for $266 million of our accumulated pension benefit obligation, $288 million of our projected pension benefit obligation, and $32 million of our AOCL adjustment.

We expect to contribute approximately $250 million to $300 million to our funded U.S. and non-U.S. pension plans in 2011.

Assumed health care cost trend rates at December 31 follow:

	2010	2009
Health care cost trend rate assumed for the next year	8.2%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0	5.0
Year that the rate reaches the ultimate trend rate	2017	2014

A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated other postretirement benefits obligation at December 31, 2010 and the aggregate service and interest cost for the year then ended as follows:

(In millions)	1% Increase	1% Decrease
Accumulated other postretirement benefits obligation	$34	$(28)
Aggregate service and interest cost	3	(3)

Our pension plan weighted average investment allocation at December 31, by asset category, follows:

	U.S.		Non-U.S.	
	2010	2009	2010	2009
Cash and short term securities	2%	4%	4%	4%
Equity securities	66	64	32	34
Debt securities	31	31	52	61
Alternatives	1	1	12	1
Total	100%	100%	100%	100%

Our pension investment policy recognizes the long term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with levels of liquidity and investment risk that are prudent and reasonable. All assets are managed externally according to target asset allocation guidelines we have established. Manager guidelines prohibit the use of any type of investment derivative without our prior approval. Portfolio risk is controlled by having managers comply with guidelines, establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. We periodically undertake asset and liability modeling studies to determine the appropriateness of the investments.

The portfolio of our U.S. pension plans includes holdings of U.S., non-U.S., and private equities, global high quality and high yield fixed income securities, and short term interest bearing deposits. The target asset allocation of the U.S. pension fund is 70% equities and 30% fixed income. Actual U.S. pension fund asset allocations are reviewed on a periodic basis and the pension fund is rebalanced to target ranges on an as needed basis.

The portfolios of our non-U.S. pension plans include holdings of U.S. and non-U.S. equities, global high quality and high yield fixed income securities, hedge funds, currency derivatives, insurance contracts, and short term interest bearing deposits. The weighted average target asset allocation of the non-U.S. pension funds is approximately 30% equities, 60% fixed income, and 10% alternative investments.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

The fair values of our pension plan assets at December 31, 2010, by asset category are as follows:

(In millions)	U.S. Total	U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	U.S. Significant Other Observable Inputs (Level 2)	U.S. Significant Other Unobservable Inputs (Level 3)	Non-U.S. Total	Non-U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	Non-U.S. Significant Other Observable Inputs (Level 2)	Non-U.S. Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 61	$ 60	$ 1	$ —	$ 80	$ 49	$ 31	$ —
Equity Securities								
Common and Preferred Stock:								
U.S. Companies	84	84	—	—	54	54	—	—
Non-U.S. Companies	738	729	9	—	142	142	—	—
Commingled Funds	1,324	—	1,324	—	339	23	316	—
Mutual Funds	14	—	14	—	126	14	112	—
Partnership Interests	268	—	130	138	—	—	—	—
Debt Securities								
Corporate Bonds	350	—	350	—	14	13	1	—
Government Bonds	366	—	366	—	73	48	25	—
Asset Backed Securities	47	—	46	1	—	—	—	—
Commingled Funds	398	—	398	—	603	1	602	—
Mutual Funds	—	—	—	—	391	49	342	—
Alternatives								
Commingled Funds	—	—	—	—	122	—	4	118
Real Estate	21	21	—	—	106	—	6	100
Other Investments	2	—	—	2	23	—	—	23
Total Investments	3,673	$894	$2,638	$141	2,073	$393	$1,439	$241
Other	41				1			
Total Plan Assets	$3,714				$2,074			

The fair values of our pension plan assets at December 31, 2009, by asset category are as follows:

	U.S.				Non-U.S.			
(In millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 144	$ 127	$ 17	$ —	$ 70	$ 65	$ 5	$—
Equity Securities								
Common and Preferred Stock:								
U.S. Companies	644	644	—	—	1	1	—	—
Non-U.S. Companies	689	682	7	—	131	131	—	—
Commingled Funds	583	—	583	—	351	21	330	—
Mutual Funds	13	—	13	—	170	17	153	—
Partnership Interests	216	—	110	106	—	—	—	—
Debt Securities								
Corporate Bonds	345	—	340	5	18	14	4	—
Government Bonds	368	—	367	1	84	47	37	—
Asset Backed Securities	27	—	26	1	—	—	—	—
Commingled Funds	310	—	309	1	736	—	736	—
Mutual Funds	—	—	—	—	340	47	293	—
Alternatives								
Real Estate	18	18	—	—	5	—	5	—
Other Investments	—	—	—	—	24	—	2	22
Total Investments	3,357	$1,471	$1,772	$114	1,930	$343	$1,565	$22
Other	55				1			
Total Plan Assets	$3,412				$1,931			

At December 31, 2010 and 2009, the Plans did not directly hold any of our Common Stock.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

- *Cash and Short Term Securities:* Cash and cash equivalents consist of U.S. and foreign currencies. Foreign currencies are reported in U.S. dollars based on currency exchange rates readily available in active markets.

- *Equity Securities:* Common and preferred stock are valued at the closing price reported on the active market on which the individual securities are traded. Commingled funds are valued at the net asset value of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the net asset value of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or pricing vendor or fund family if an active market is not available. Partnership interests are priced based on valuations using the partnership's available financial statements coinciding with our year end.

- *Debt Securities:* Corporate and government bonds are valued at the closing price reported on the active market on which the individual securities are traded, or based on institutional bid evaluations using proprietary models, if an active market is not available. Commingled funds are valued at the net asset value of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the net asset value of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or pricing vendor or fund family if an active market is not available.

- *Alternatives:* Commingled funds are invested in hedge funds and currency derivatives, which are valued at net asset value as determined by the fund manager based on the most recent financial information available, which typically represents significant unobservable data. Real estate held in real estate investment trusts are valued at the closing price reported on the active market on which the individual securities are traded. Participation in real estate funds are valued at net asset value as determined by the fund manager based on the most recent financial information available, which typically represents significant unobservable data. Other investments include derivative financial instruments, which are primarily valued using independent pricing sources which utilize industry standard derivative valuation models and directed insurance contracts, which are valued as reported by the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended December 31, 2010:

	U.S.				Non-U.S.		
(In millions)	Partnership Interests	Corporate Bonds	Asset Backed Securities	Other	Commingled Funds	Real Estate	Other
Balance, beginning of year	$106	$ 5	$ 1	$ 2	$ —	$ —	$22
Newly adopted plans	—	—	—	2	—	—	—
Realized gains	4	—	—	—	—	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	2	—	—	—	(3)	(1)	—
Purchases, sales, issuances and settlements (net)	26	—	1	(1)	120	100	2
Transfers out of Level 3	—	(5)	(1)	(1)	—	—	—
Foreign currency translation	—	—	—	—	1	1	(1)
Balance, end of year	$138	$—	$ 1	$ 2	$118	$100	$23

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended December 31, 2009:

	U.S.				Non-U.S.
(In millions)	Partnership Interests	Corporate Bonds	Asset Backed Securities	Other	Other
Balance, beginning of year	$104	$ 22	$ 5	$ 2	$22
Realized gains (losses)	2	(3)	—	—	—
Unrealized (losses) gains relating to instruments still held at the reporting date	(15)	2	—	—	(1)
Purchases, sales, issuances and settlements (net)	15	(11)	(3)	—	—
Transfers out of Level 3	—	(5)	(1)	—	—
Foreign currency translation	—	—	—	—	1
Balance, end of year	$106	$ 5	$ 1	$ 2	$22

Other postretirement benefits plan assets at December 31, 2010 and 2009, which relate to a non-U.S. plan, are invested primarily in mutual funds and are considered a Level 1 investment.

Savings Plans

Substantially all employees in the U.S. and employees of certain non-U.S. locations are eligible to participate in a defined contribution savings plan. Expenses recognized for contributions to these plans were $93 million, $84 million and $37 million for 2010, 2009 and 2008, respectively.

Note 15. Income Taxes

The components of Income (Loss) before Income Taxes follow:

(In millions)	2010	2009	2008
U.S.	$(529)	$(631)	$(409)
Foreign	537	274	595
	$ 8	$(357)	$ 186

A reconciliation of income taxes at the U.S. statutory rate to income taxes provided on Income (Loss):

(In millions)	2010	2009	2008
U.S. Federal income tax expense (benefit) at the statutory rate of 35%	$ 3	$(125)	$ 65
Adjustment for foreign income taxed at different rates	4	(1)	(28)
U.S. loss with no tax benefit	178	123	146
Net foreign operating losses with no tax due to valuation allowances	18	51	24
(Release) establishment of valuation allowances	(1)	(22)	1
(Resolution) establishment of uncertain tax positions	(15)	(18)	2
Deferred tax impact of enacted tax rate and law changes	(16)	(2)	(2)
Other	1	1	1
United States and Foreign Taxes	$172	$ 7	$209

The components of the provision (benefit) for taxes on Income (Loss), by taxing jurisdiction, follow:

(In millions)	2010	2009	2008
Current:			
Federal	$(15)	$ (8)	$ (7)
Foreign	180	144	212
State	1	(3)	2
	166	133	207
Deferred:			
Federal	(7)	(96)	2
Foreign	12	(31)	—
State	1	1	—
	6	(126)	2
United States and Foreign Taxes	$172	$ 7	$209

In 2010, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $9 million non-cash tax benefit was allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2010 also included net tax benefits of $33 million primarily related to a $16 million benefit for enacted tax law changes and $20 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions.

In 2009, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $100 million non-cash tax benefit was allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2009 also included net tax benefits of $42 million, primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

For 2008, total discrete tax items in income tax expense were insignificant.

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31 follow:

(In millions)	2010	2009
Postretirement benefits and pensions	$ 1,044	$ 1,088
Tax loss carryforwards and credits	1,151	1,126
Capitalized expenditures	501	455
Accrued expenses deductible as paid	496	440
Alternative minimum tax credit carryforwards[1]	100	120
Vacation and sick pay	42	40
Rationalizations and other provisions	72	50
Other	95	79
	3,501	3,398
Valuation allowance	(3,113)	(3,056)
Total deferred tax assets	388	342
Tax on undistributed subsidiary earnings	(17)	(16)
Property basis differences	(383)	(352)
Total net deferred tax liabilities	$ (12)	$ (26)

[1] Primarily unlimited carryforward period.

At December 31, 2010, we had $372 million of tax assets for net operating loss, capital loss and tax credit carryforwards related to certain international subsidiaries that are primarily from countries with unlimited carryforward periods. A valuation allowance totaling $542 million has been recorded against these and other deferred tax assets where recovery of the asset or carryforward is uncertain. In addition, we had $708 million of Federal and $107 million of state tax assets for net operating loss and tax credit carryforwards. The state carryforwards are subject to expiration from 2011 to 2031. The Federal carryforwards consist of $454 million of Federal tax net operating losses that expire in 2028 and 2030, $231 million of foreign tax credits which are subject to expiration in 2016 and 2018, and $23 million of tax assets related to research and development credits that are subject to expiration from 2027 to 2030. The amount of tax credit and loss carryforwards reflected in the table above has been reduced by $36 million related to unrealized stock option deductions. A full valuation allowance has also been recorded against these deferred tax assets as recovery is uncertain.

At December 31, 2010, we had unrecognized tax benefits of $87 million that if recognized, would have a favorable impact on our tax expense of $81 million. We had accrued interest of $13 million as of December 31, 2010. If not favorably settled, $23 million of the unrecognized tax benefits and $13 million of the accrued interest would require the use of our cash.

During 2010, our European entities have settled various tax years, resulting in a $48 million reduction of our unrecognized tax benefits. It is reasonably possible that the total amount of unrecognized tax benefits will change during the next 12 months. However, we do not expect those changes to have a significant impact on our financial position or results of operations.

Reconciliation of Unrecognized Tax Benefits

(In millions)	2010	2009	2008
Balance at January 1	$112	$143	$174
Increases related to prior year tax positions	32	15	12
Decreases related to prior year tax positions	(3)	(14)	(7)
Increases related to current year tax positions	—	4	4
Settlements	(51)	(47)	(15)
Lapse of statute of limitations	(4)	(2)	(2)
Foreign currency impact	1	13	(23)
Balance at December 31	$ 87	$112	$143

Generally, years beginning after 2004 are still open to examination by foreign taxing authorities and in Germany we are open to examination from 2006 onward. In the United States, we are open to examination from 2010 onward.

We have undistributed earnings of international subsidiaries of approximately $2.9 billion, a significant portion of which has already been subject to Federal income taxation. No provision for Federal income tax or foreign withholding tax on any of these undistributed earnings is required because either such earnings were already subject to Federal income taxation or the amount has been or will be reinvested in property, plant and equipment and working capital. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

Net cash payments for income taxes were $167 million, $97 million and $278 million in 2010, 2009 and 2008, respectively.

Note 16. Interest Expense

Interest expense includes interest and amortization of debt discounts, less amounts capitalized as follows:

(In millions)	2010	2009	2008
Interest expense before capitalization	$342	$325	$343
Capitalized interest	(26)	(14)	(23)
	$316	$311	$320

Cash payments for interest, net of amounts capitalized were $301 million, $290 million and $362 million in 2010, 2009 and 2008, respectively.

Note 17. Business Segments

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition. We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire; Latin American Tire; and Asia Pacific Tire. Segment information is reported on the basis used for reporting to our Chairman of the Board, Chief Executive Officer and President. Each of the four regional business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the business segments also provide related products and services, which include retreads, automotive repair services and merchandise purchased for resale. Each segment also exports tires to other segments.

North American Tire manufactures and sells tires for automobiles, trucks, motorcycles, buses, earthmoving and mining equipment, commercial and military aviation, and industrial equipment in the United States and Canada. North American Tire also provides related products and services including retread tires, tread rubber, automotive maintenance and repair services, as well as sells chemical and natural rubber products to our other business segments and to unaffiliated customers.

Europe, Middle East and Africa Tire manufactures and sells tires for automobiles, trucks, motorcycles, farm implements, and construction equipment throughout Europe, the Middle East and Africa. EMEA also sells new and retreaded aviation tires, retreading and related services for commercial truck and OTR tires, and automotive maintenance and repair services.

Latin American Tire manufactures and sells tires for automobiles, trucks, and farm, aviation and construction equipment throughout Central and South America and in Mexico. Latin American Tire also provides related products and services including retreaded tires and tread rubber for truck tires.

Asia Pacific Tire manufactures and sells tires for automobiles, trucks, farm, construction and mining equipment, and the aviation industry throughout the Asia Pacific region. Asia Pacific Tire also provides related products and services including retreaded truck and aviation tires, tread rubber, and automotive maintenance and repair services.

The following table presents segment sales and operating income, and the reconciliation of segment operating income to Income (Loss) before Income Taxes:

(In millions)	2010	2009	2008
Sales			
North American Tire	$ 8,205	$ 6,977	$ 8,255
Europe, Middle East and Africa Tire	6,407	5,801	7,316
Latin American Tire	2,158	1,814	2,088
Asia Pacific Tire	2,062	1,709	1,829
Net Sales	$18,832	$16,301	$19,488
Segment Operating Income (Loss)			
North American Tire	$ 18	$ (305)	$ (156)
Europe, Middle East and Africa Tire	319	166	425
Latin American Tire	330	301	367
Asia Pacific Tire	250	210	168
Total Segment Operating Income	917	372	804
Rationalizations	(240)	(227)	(184)
Interest expense	(316)	(311)	(320)
Other expense	(186)	(40)	(59)
Asset write-offs and accelerated depreciation	(15)	(43)	(28)
Corporate incentive compensation plans	(71)	(41)	4
Intercompany profit elimination	(14)	(13)	23
Other	(67)	(54)	(54)
Income (Loss) before Income Taxes	$ 8	$ (357)	$ 186

The following table presents segment assets at December 31:

(In millions)	2010	2009
Assets		
North American Tire	$ 5,243	$ 4,836
Europe, Middle East and Africa Tire	5,266	5,144
Latin American Tire	1,809	1,672
Asia Pacific Tire	2,150	1,548
Total Segment Assets	14,468	13,200
Corporate	1,162	1,210
	$15,630	$14,410

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net sales less CGS (excluding asset write-offs and accelerated depreciation charges) and SAG expenses (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales and certain other items. Segment assets include those assets under the management of the SBU.

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted of property, plant and equipment. Besides Germany, management did not consider the net sales or long-lived assets of any other individual countries outside the United States to be significant to the consolidated financial statements.

(In millions)	2010	2009	2008
Net Sales			
United States	$ 7,104	$ 5,953	$ 6,662
Germany	2,229	1,927	2,343
Other international	9,499	8,421	10,483
	$18,832	$16,301	$19,488
Long-Lived Assets			
United States	$ 2,411	$ 2,305	$ 2,392
Germany	676	771	726
Other international	3,078	2,767	2,516
	$ 6,165	$ 5,843	$ 5,634

At December 31, 2010, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $415 million or 21% in Europe, Middle East and Africa, primarily Luxembourg, South Africa and Poland ($352 million or 18% at December 31, 2009),
- $393 million or 20% in Asia, primarily China, Australia and India ($217 million or 11% at December 31, 2009), and
- $368 million or 18% in Latin America, primarily Venezuela and Brazil ($533 million or 28% at December 31, 2009).

Rationalizations, as described in Note 2, Costs Associated with Rationalization Programs, net (gains) losses on asset sales, as described in Note 3, Other Expense, and Asset write-offs and accelerated depreciation were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

(In millions)	2010	2009	2008
Rationalizations			
North American Tire	$184	$112	$ 54
Europe, Middle East and Africa Tire	41	82	41
Latin American Tire	5	20	4
Asia Pacific Tire	11	10	83
Total Segment Rationalizations	241	224	182
Corporate	(1)	3	2
	$240	$227	$184

(In millions)			
Net (Gains) Losses on Asset Sales			
North American Tire	$ (2)	$ (4)	$(18)
Europe, Middle East and Africa Tire	(6)	(1)	(20)
Latin American Tire	(7)	(2)	(5)
Asia Pacific Tire	(58)	(5)	(10)
Total Segment Net (Gains) Losses on Asset Sales	(73)	(12)	(53)
Corporate	—	42	—
	$(73)	$ 30	$(53)

(In millions)			
Asset Write-offs and Accelerated Depreciation			
North American Tire	$ 2	$16	$ 3
Europe, Middle East and Africa Tire	1	1	1
Latin American Tire	—	—	—
Asia Pacific Tire	12	26	24
Total Segment Asset Write-offs and Accelerated Depreciation	$15	$43	$28

The following table presents segment capital expenditures, depreciation and amortization:

(In millions)	2010	2009	2008
Capital Expenditures			
North American Tire	$319	$306	$ 449
Europe, Middle East and Africa Tire	183	212	315
Latin American Tire	135	76	150
Asia Pacific Tire	281	134	106
Total Segment Capital Expenditures	918	728	1,020
Corporate	26	18	29
	$944	$746	$1,049

(In millions)			
Depreciation and Amortization			
North American Tire	$295	$284	$280
Europe, Middle East and Africa Tire	209	210	213
Latin American Tire	57	49	49
Asia Pacific Tire	63	56	63
Total Segment Depreciation and Amortization	624	599	605
Corporate	28	37	55
	$652	$636	$660

The following table presents our segment equity in the net income of investees accounted for by the equity method:

(In millions)	2010	2009	2008
Equity in (Income)			
North American Tire	$ (4)	$ (5)	$ (5)
Europe, Middle East and Africa Tire	—	—	(2)
Latin American Tire	—	—	—
Asia Pacific Tire	(7)	(4)	(3)
Total Segment Equity in (Income)	$(11)	$ (9)	$(10)

Note 18. Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss follow:

(In millions)	2010	2009
Foreign currency translation adjustment	$ (454)	$ (509)
Unrecognized net actuarial losses and prior service costs	(2,835)	(2,878)
Other	19	15
Total Accumulated Other Comprehensive Loss	$(3,270)	$(3,372)

Note 19. Commitments and Contingent Liabilities

At December 31, 2010, we had binding commitments for raw materials, capital expenditures, utilities, and various other types of contracts. Total commitments on contracts that extend beyond 2011 are expected to total approximately $1.3 billion. We also have off-balance sheet financial guarantees written and other commitments totaling approximately $26 million. In addition, we have other contractual commitments, the amounts of which cannot be estimated, pursuant to certain long term agreements under which we will purchase varying amounts of certain raw materials and finished goods at agreed upon base prices that may be subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that may be subject to periodic adjustments for changes in our or our suppliers' production levels.

Environmental Matters

We have recorded liabilities totaling $44 million and $43 million at December 31, 2010 and 2009, respectively, for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by us. Of these amounts, $12 million and $9 million were included in Other current liabilities at December 31, 2010 and 2009, respectively. The costs include legal and consulting fees, site studies, the design and implementation of remediation plans, post-remediation monitoring and related activities, and will be paid over several years. The amount of our ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. We have limited potential insurance coverage for future environmental claims.

Workers' Compensation

We had recorded liabilities, on a discounted basis, totaling $291 million and $301 million for anticipated costs related to workers' compensation at December 31, 2010 and December 31, 2009, respectively. Of these amounts, $71 million and $75 million was included in Current Liabilities as part of Compensation and Benefits at December 31, 2010 and December 31, 2009, respectively. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. At December 31, 2010 and 2009, the liability was discounted using a risk-free rate of return.

General and Product Liability and Other Litigation

We had recorded liabilities totaling $328 million and $300 million, including related legal fees expected to be incurred, for potential product liability and other tort claims presently asserted against us at December 31, 2010 and December 31, 2009, respectively. Of these amounts, $91 million and $73 million were included in Other current liabilities at December 31, 2010 and 2009, respectively. The increase in general and product liability reserves was due primarily to an unexpected, unfavorable judgment involving one claim in which an appellate court affirmed a trial court order that prohibited us from presenting evidence with respect to our liability for that claim. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. The amount of our ultimate liability in respect of these matters may differ from these estimates.

Asbestos. We are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to certain asbestos products manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts. To date, we have disposed of approximately 90,700 claims by defending and obtaining the dismissal thereof or by entering into a settlement. The sum of our accrued asbestos-related liability and gross payments to date, including legal costs, totaled approximately $365 million through December 31, 2010 and $349 million through December 31, 2009.

Because claims are often filed and disposed of by dismissal or settlement in large numbers, the amount and timing of settlements and the number of open claims during a particular period can fluctuate significantly. The passage of tort reform laws and creation of deferred dockets for non-malignancy claims in several states has contributed to a decline in the number of claims filed in recent years. In 2008, a decision by the Ohio Supreme Court to retroactively apply an Ohio state law resulted in the dismissal of approximately 20,000 cases. A summary of approximate asbestos claims activity in recent years follows:

(Dollars in millions)	2010	2009	2008
Pending claims, beginning of year	90,200	99,000	117,400
New claims filed during the year	1,700	1,600	4,600
Claims settled/dismissed during the year	(8,200)	(10,400)	(23,000)
Pending claims, end of year	83,700	90,200	99,000
Payments(1)	$ 26	$ 20	$ 23

(1) Represents amount spent by us and our insurers on asbestos litigation defense and claim resolution.

We periodically, and at least annually, review our existing reserves for pending claims, including a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries.

We had recorded gross liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $126 million and $136 million at December 31, 2010 and 2009, respectively. The recorded liability represents our estimated liability over the next ten years, which represents the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or a change in circumstances arising in the future could result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase could be significant. The portion of the liability associated with unasserted asbestos claims and related defense costs was $63 million at December 31, 2010 and $70 million at December 31, 2009. At December 31, 2010, our liability with respect to asserted claims and related defense costs was $63 million, compared to $66 million at December 31, 2009. At December 31, 2010, we estimate that it is reasonably possible that our gross liabilities, net of our estimate for probable insurance recoveries, could exceed our recorded amounts by approximately $10 million.

We maintain primary insurance coverage under coverage-in-place agreements, and also have excess liability insurance with respect to asbestos liabilities. After consultation with our outside legal counsel and giving consideration to agreements in principle with certain of our insurance carriers, the financial viability and legal obligations of our insurance carriers and other relevant factors, we determine an amount we expect is probable of recovery from such carriers. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery.

We recorded a receivable related to asbestos claims of $67 million and $69 million at December 31, 2010 and 2009, respectively. We expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. Of these amounts, $8 million and $11 million were included in Current Assets as part of Accounts receivable at December 31, 2010 and December 31, 2009, respectively. The recorded receivable consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers.

We believe that, at December 31, 2010, we had approximately $170 million in aggregate limits of excess level policies potentially applicable to indemnity payments for asbestos products claims, in addition to limits of available primary insurance policies. Some of these excess policies provide for payment of defense costs in addition to indemnity limits. A portion of the availability of the excess level policies is included in the $67 million insurance receivable recorded at December 31, 2010. We also had approximately $14 million in aggregate limits for products claims, as well as coverage for premise claims on a per occurrence basis, and defense costs available with our primary insurance carriers through coverage-in-place agreements at December 31, 2010.

We believe that our reserve for asbestos claims, and the receivable for recoveries from insurance carriers recorded in respect of these claims, reflects reasonable and probable estimates of these amounts, subject to the exclusion of claims for which it is not feasible to make reasonable estimates. The estimate of the assets and liabilities related to pending and expected future asbestos claims and insurance recoveries is subject to numerous uncertainties, including, but not limited to, changes in:

- the litigation environment,
- Federal and state law governing the compensation of asbestos claimants,
- recoverability of receivables due to potential insolvency of carriers,
- our approach to defending and resolving claims, and
- the level of payments made to claimants from other sources, including other defendants and 524(g) trusts.

As a result, with respect to both asserted and unasserted claims, it is reasonably possible that we may incur a material amount of cost in excess of the current reserve, however, such amount cannot be reasonably estimated. Coverage under insurance policies is subject to varying characteristics of asbestos claims including, but not limited to, the type of claim (premise vs. product exposure), alleged date of first exposure to our products or premises and disease alleged. Depending upon the nature of these characteristics, as well as the resolution of certain legal issues, some portion of the insurance may not be accessible by us.

Other Actions. We are currently a party to various claims and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or in future periods.

Income Tax Matters

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or that we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution.

Guarantees

We will from time to time issue guarantees to financial institutions or other entities, on behalf of certain of our affiliates, lessors or customers. Normally there is no separate premium received by us as consideration for the issuance of guarantees. We also generally do not require collateral in connection with the issuance of these guarantees. If our performance under these guarantees is triggered by non-payment or another specified event, we would be obligated to make payment to the financial institution or the other entity, and would typically have recourse to the assets of the affiliate, lessor or customer. The guarantees expire at various times through 2023. We are unable to estimate the extent to which the assets of our affiliates, lessors or customers would be adequate to recover any payments made by us under the related guarantees.

Indemnifications

At December 31, 2010, we were a party to various agreements under which we had assumed obligations to indemnify the counterparties from certain potential claims and losses. These agreements typically involve standard commercial activities undertaken by us in the normal course of business; the sale of assets by us; the formation of joint venture businesses to which we had contributed assets in exchange for ownership interests; and other financial transactions. Indemnifications provided by us pursuant to these agreements relate to various matters including, among other things, environmental, tax and shareholder matters; intellectual property rights; government regulations and employment-related matters; and dealer, supplier and other commercial matters.

Certain indemnifications expire from time to time, and certain other indemnifications are not subject to an expiration date. In addition, our potential liability under certain indemnifications is subject to maximum caps, while other indemnifications are not subject to caps. Although we have been subject to indemnification claims in the past, we cannot reasonably estimate the number, type and size of indemnification claims that may arise in the future. Due to these and other uncertainties associated with the indemnifications, our maximum exposure to loss under these agreements cannot be estimated.

We have determined that there are no indemnifications or guarantees other than liabilities for which amounts are already recorded or reserved in our consolidated financial statements under which it is probable that we have incurred a liability.

Warranty

We had recorded $17 million and $18 million for potential claims under warranties offered by us at December 31, 2010 and 2009, respectively, the majority of which is recorded in Other current liabilities at December 31, 2010 and 2009.

Note 20. Investments in Unconsolidated Affiliates

The following tables present summarized financial information for financial position and results of operations of our investments accounted for under the equity method:

(In millions)	December 31, 2010	December 31, 2009
Financial Position:		
Current assets	$532	$428
Noncurrent assets	68	62
Current liabilities	394	335
Noncurrent liabilities	16	20
Noncontrolling interests	33	32

	Year Ended December 31,		
	2010	2009	2008
Results of Operations:			
Net sales	$1,547	$1,217	$1,481
Gross profit	508	414	402
Net income	70	33	5
Net income (loss) attributable to investee	63	27	(3)

Our equity in the earnings of unconsolidated affiliates was $11 million, $9 million and $10 million in 2010, 2009 and 2008, respectively.

Note 21. Consolidating Financial Information

Certain of our subsidiaries have guaranteed our obligations under the $1.0 billion outstanding principal amount of 10.5% senior notes due 2016, the $1.0 billion outstanding principal amount of 8.25% senior notes due 2020, and the $282 million outstanding principal amount of 8.75% notes due 2020 (collectively, the "notes"). The following presents the condensed consolidating financial information separately for:

(i) The Parent Company, the issuer of the guaranteed obligations;

(ii) Guarantor subsidiaries, on a combined basis, as specified in the indentures related to Goodyear's obligations under the notes;

(iii) Non-guarantor subsidiaries, on a combined basis;

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries, and (c) record consolidating entries; and

(v) The Goodyear Tire & Rubber Company and Subsidiaries on a consolidated basis.

Each guarantor subsidiary is 100% owned by the Parent Company at the date of each balance sheet presented. The notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use by the Parent Company and guarantor subsidiaries of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation. Intercompany cash advances and loans made primarily for the purpose of short-term operating needs are included in cash flows from operating activities. Intercompany transactions reported as investing or financing activities include the sale of the capital stock of various subsidiaries and other capital transactions between members of the consolidated group.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Certain non-guarantor subsidiaries of the Parent Company are restricted from remitting funds to it by means of dividends, advances or loans due to required foreign government and/or currency exchange board approvals or restrictions in credit agreements or other debt instruments of those subsidiaries.

Consolidating Balance Sheet

December 31, 2010

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and Cash Equivalents	$ 792	$ 38	$ 1,175	$ —	$ 2,005
Accounts Receivable	875	219	1,642	—	2,736
Accounts Receivable From Affiliates	—	434	197	(631)	—
Inventories	1,259	185	1,610	(77)	2,977
Prepaid Expenses and Other Current Assets	58	5	257	7	327
Total Current Assets	2,984	881	4,881	(701)	8,045
Goodwill	—	24	476	183	683
Intangible Assets	109	1	51	—	161
Deferred Income Taxes	—	1	58	(1)	58
Other Assets	241	48	229	—	518
Investments in Subsidiaries	3,879	313	4,324	(8,516)	—
Property, Plant and Equipment	2,177	172	3,787	29	6,165
Total Assets	$ 9,390	$1,440	$13,806	$(9,006)	$15,630
Liabilities					
Current Liabilities:					
Accounts Payable-Trade	$ 814	$ 140	$ 2,153	$ —	$ 3,107
Accounts Payable to Affiliates	631	—	—	(631)	—
Compensation and Benefits	411	34	311	—	756
Other Current Liabilities	369	33	618	(2)	1,018
Notes Payable and Overdrafts	—	—	238	—	238
Long Term Debt and Capital Leases due Within One Year	1	—	187	—	188
Total Current Liabilities	2,226	207	3,507	(633)	5,307
Long Term Debt and Capital Leases	3,573	—	746	—	4,319
Compensation and Benefits	2,296	209	910	—	3,415
Deferred and Other Noncurrent Income Taxes	31	3	202	6	242
Other Long Term Liabilities	620	32	190	—	842
Total Liabilities	8,746	451	5,555	(627)	14,125
Commitments and Contingent Liabilities	—	—	—	—	—
Minority Shareholders' Equity	—	—	374	210	584
Shareholders' Equity					
Goodyear Shareholders' Equity					
Preferred Stock	—	—	—	—	—
Common Stock	243	333	5,021	(5,354)	243
Capital Surplus	2,805	35	1,025	(1,060)	2,805
Retained Earnings	866	1,098	2,698	(3,796)	866
Accumulated Other Comprehensive Loss	(3,270)	(477)	(1,144)	1,621	(3,270)
Goodyear Shareholders' Equity	644	989	7,600	(8,589)	644
Minority Shareholders' Equity — Nonredeemable	—	—	277	—	277
Total Shareholders' Equity	644	989	7,877	(8,589)	921
Total Liabilities and Shareholders' Equity	$ 9,390	$1,440	$13,806	$(9,006)	$15,630

Consolidating Balance Sheet

December 31, 2009

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and Cash Equivalents	$ 802	$ 17	$ 1,103	$ —	$ 1,922
Accounts Receivable	791	215	1,534	—	2,540
Accounts Receivable From Affiliates	—	779	—	(779)	—
Inventories	978	203	1,312	(50)	2,443
Prepaid Expenses and Other Current Assets	86	7	219	8	320
Total Current Assets	2,657	1,221	4,168	(821)	7,225
Goodwill	—	25	490	191	706
Intangible Assets	110	1	54	(1)	164
Deferred Income Taxes	—	2	42	(1)	43
Other Assets	215	44	170	—	429
Investments in Subsidiaries	4,030	271	4,056	(8,357)	—
Property, Plant and Equipment	2,078	179	3,569	17	5,843
Total Assets	$ 9,090	$1,743	$12,549	$(8,972)	$14,410
Liabilities					
Current Liabilities:					
Accounts Payable-Trade	$ 637	$ 85	$ 1,556	$ —	$ 2,278
Accounts Payable to Affiliates	605	—	174	(779)	—
Compensation and Benefits	338	31	266	—	635
Other Current Liabilities	318	26	500	—	844
Notes Payable and Overdrafts	—	—	224	—	224
Long Term Debt and Capital Leases due Within One Year	1	—	113	—	114
Total Current Liabilities	1,899	142	2,833	(779)	4,095
Long Term Debt and Capital Leases	3,547	—	635	—	4,182
Compensation and Benefits	2,276	241	1,009	—	3,526
Deferred and Other Noncurrent Income Taxes	29	4	198	4	235
Other Long Term Liabilities	604	40	149	—	793
Total Liabilities	8,355	427	4,824	(775)	12,831
Commitments and Contingent Liabilities	—	—	—	—	—
Minority Shareholders' Equity	—	—	368	225	593
Shareholders' Equity					
Goodyear Shareholders' Equity					
Preferred Stock	—	—	—	—	—
Common Stock	242	441	4,890	(5,331)	242
Capital Surplus	2,783	5	804	(809)	2,783
Retained Earnings	1,082	1,338	2,589	(3,927)	1,082
Accumulated Other Comprehensive Loss	(3,372)	(468)	(1,177)	1,645	(3,372)
Goodyear Shareholders' Equity	735	1,316	7,106	(8,422)	735
Minority Shareholders' Equity — Nonredeemable	—	—	251	—	251
Total Shareholders' Equity	735	1,316	7,357	(8,422)	986
Total Liabilities and Shareholders' Equity	$ 9,090	$1,743	$12,549	$(8,972)	$14,410

Consolidating Statements of Operations

(In millions)	Twelve Months Ended December 31, 2010				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$7,648	$2,378	$20,183	$(11,377)	$18,832
Cost of Goods Sold	6,932	2,121	17,893	(11,494)	15,452
Selling, Administrative and General Expense	928	183	1,526	(7)	2,630
Rationalizations	163	22	55	—	240
Interest Expense	271	17	147	(119)	316
Other (Income) and Expense	(88)	(21)	42	253	186
(Loss) Income before Income Taxes and Equity in Earnings of Subsidiaries	(558)	56	520	(10)	8
United States and Foreign Taxes	—	8	163	1	172
Equity in Earnings of Subsidiaries	342	18	—	(360)	—
Net (Loss) Income	(216)	66	357	(371)	(164)
Less: Minority Shareholders' Net Income	—	—	52	—	52
Goodyear Net (Loss) Income	$ (216)	$ 66	$ 305	$ (371)	$ (216)

(In millions)	Twelve Months Ended December 31, 2009				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$6,702	$1,747	$15,244	$(7,392)	$16,301
Cost of Goods Sold	6,216	1,601	13,368	(7,509)	13,676
Selling, Administrative and General Expense	904	162	1,342	(4)	2,404
Rationalizations	106	10	111	—	227
Interest Expense	253	23	181	(146)	311
Other (Income) and Expense	(252)	(3)	(84)	379	40
(Loss) Income before Income Taxes and Equity in Earnings of Subsidiaries	(525)	(46)	326	(112)	(357)
United States and Foreign Taxes	(99)	(10)	114	2	7
Equity in Earnings of Subsidiaries	51	(32)	—	(19)	—
Net (Loss) Income	(375)	(68)	212	(133)	(364)
Less: Minority Shareholders' Net Income	—	—	11	—	11
Goodyear Net (Loss) Income	$ (375)	$ (68)	$ 201	$ (133)	$ (375)

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
	Twelve Months Ended December 31, 2008				
Net Sales	$7,833	$1,923	$19,550	$(9,818)	$19,488
Cost of Goods Sold	7,248	1,670	17,195	(9,974)	16,139
Selling, Administrative and General Expense	882	182	1,541	(5)	2,600
Rationalizations	43	9	132	—	184
Interest Expense	251	26	276	(233)	320
Other (Income) and Expense	(244)	9	(199)	493	59
(Loss) Income before Income Taxes and Equity in Earnings of Subsidiaries	(347)	27	605	(99)	186
United States and Foreign Taxes	10	13	186	—	209
Equity in Earnings of Subsidiaries	280	26	—	(306)	—
Net (Loss) Income	(77)	40	419	(405)	(23)
Less: Minority Shareholders' Net Income	—	—	54	—	54
Goodyear Net (Loss) Income	$ (77)	$ 40	$ 365	$ (405)	$ (77)

Condensed Consolidating Statement of Cash Flows

Twelve Months Ended December 31, 2010

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Total Cash Flow From Operating Activities	$ 278	$ 43	$ 858	$(255)	$ 924
Cash Flows From Investing Activities:					
Capital expenditures	(334)	(18)	(583)	(9)	(944)
Asset dispositions	1	—	69	—	70
Capital contributions	—	—	(136)	136	—
Capital redemptions	16	—	134	(150)	—
Return of investment in The Reserve Primary Fund	26	—	—	—	26
Other transactions	—	—	(11)	—	(11)
Total Cash Flows From Investing Activities	(291)	(18)	(527)	(23)	(859)
Cash Flows From Financing Activities:					
Short term debt and overdrafts incurred	3	2	80	—	85
Short term debt and overdrafts paid	—	—	(68)	—	(68)
Long term debt incurred	994	—	756	—	1,750
Long term debt paid	(974)	—	(581)	—	(1,555)
Common stock issued	1	—	—	—	1
Capital contributions	—	—	136	(136)	—
Capital redemptions	—	—	(150)	150	—
Intercompany dividends paid	—	(7)	(257)	264	—
Transactions with minority interests in subsidiaries	—	—	(13)	—	(13)
Debt related costs and other transactions	(21)	—	—	—	(21)
Total Cash Flows From Financing Activities	3	(5)	(97)	278	179
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	1	(162)	—	(161)
Net Change in Cash and Cash Equivalents	(10)	21	72	—	83
Cash and Cash Equivalents at Beginning of the Year	802	17	1,103	—	1,922
Cash and Cash Equivalents at End of the Year	$ 792	$ 38	$1,175	$ —	$ 2,005

Condensed Consolidating Statement of Cash Flows
Twelve Months Ended December 31, 2009

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Total Cash Flow From Operating Activities	$ 328	$ 1	$1,188	$(220)	$ 1,297
Cash Flows From Investing Activities:					
Capital expenditures	(270)	(8)	(462)	(6)	(746)
Asset dispositions	154	1	20	(132)	43
Asset acquisitions	—	—	(132)	132	—
Capital contributions	—	—	(62)	62	—
Return of investment in The Reserve Primary Fund	47	—	—	—	47
Other transactions	1	—	(8)	—	(7)
Total Cash Flows From Investing Activities	(68)	(7)	(644)	56	(663)
Cash Flows From Financing Activities:					
Short term debt and overdrafts incurred	—	—	85	—	85
Short term debt and overdrafts paid	(18)	—	(168)	—	(186)
Long term debt incurred	1,359	—	667	—	2,026
Long term debt paid	(1,601)	—	(943)	—	(2,544)
Common stock issued	2	—	—	—	2
Capital contributions	—	—	62	(62)	—
Intercompany dividends paid	—	(19)	(207)	226	—
Transactions with minority interests in subsidiaries	—	—	(15)	—	(15)
Debt related costs and other transactions	(22)	—	—	—	(22)
Total Cash Flows From Financing Activities	(280)	(19)	(519)	164	(654)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	2	46	—	48
Net Change in Cash and Cash Equivalents	(20)	(23)	71	—	28
Cash and Cash Equivalents at Beginning of the Year	822	40	1,032	—	1,894
Cash and Cash Equivalents at End of the Year	$ 802	$ 17	$1,103	$ —	$ 1,922

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows

	Twelve Months Ended December 31, 2008				
(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Total Cash Flow From Operating Activities	$(1,770)	$ 126	$ 1,493	$(588)	$ (739)
Cash Flows From Investing Activities:					
Capital expenditures	(444)	(20)	(585)	—	(1,049)
Asset dispositions	193	1	48	(184)	58
Asset acquisitions	(1)	—	(183)	184	—
Capital contributions	(131)	—	(316)	447	—
Capital redemptions	603	—	—	(603)	—
Investment in The Reserve Primary Fund	(360)	—	—	—	(360)
Return of investment in The Reserve Primary Fund	284	—	—	—	284
Other transactions	(3)	—	12	—	9
Total Cash Flows From Investing Activities	141	(19)	(1,024)	(156)	(1,058)
Cash Flows From Financing Activities:					
Short term debt and overdrafts incurred	—	—	97	—	97
Short term debt and overdrafts paid	(20)	(4)	(7)	—	(31)
Long term debt incurred	700	—	1,080	—	1,780
Long term debt paid	(750)	—	(709)	—	(1,459)
Common stock issued	5	—	—	—	5
Capital contributions	—	131	316	(447)	—
Capital redemptions	—	(215)	(388)	603	—
Intercompany dividends paid	—	—	(588)	588	—
Transactions with minority interests in subsidiaries	—	—	(139)	—	(139)
Debt related costs and other transactions	—	—	11	—	11
Total Cash Flows From Financing Activities	(65)	(88)	(327)	744	264
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	(4)	(32)	—	(36)
Net Change in Cash and Cash Equivalents	(1,694)	15	110	—	(1,569)
Cash and Cash Equivalents at Beginning of the Year	2,516	25	922	—	3,463
Cash and Cash Equivalents at End of the Year	$ 822	$ 40	$ 1,032	$ —	$ 1,894

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2010 using the framework specified in *Internal Control — Integrated Framework*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of The Goodyear Tire & Rubber Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Goodyear Tire & Rubber Company and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PRICEWATERHOUSECOOPERS LLP

Cleveland, Ohio
February 10, 2011

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Supplementary Data
(Unaudited)

Quarterly Data and Market Price Information

(In millions, except per share amounts)	Quarter				
	First	Second	Third	Fourth	Year
2010					
Net Sales	$ 4,270	$ 4,528	$ 4,962	$ 5,072	$18,832
Gross Profit	814	842	842	882	3,380
Net (Loss) Income	(24)	39	(13)	(166)	(164)
Less: Minority Shareholders' Net Income	23	11	7	11	52
Goodyear Net (Loss) Income	$ (47)	$ 28	$ (20)	$ (177)	$ (216)
Goodyear Net (Loss) Income Per Share:					
— Basic	$ (0.19)	$ 0.11	$ (0.08)	$ (0.73)	$ (0.89)
— Diluted	$ (0.19)	$ 0.11	$ (0.08)	$ (0.73)	$ (0.89)
Weighted Average Shares Outstanding — Basic	242	242	242	242	242
— Diluted	242	244	242	242	242
Price Range of Common Stock:* High	$ 16.39	$ 15.27	$ 12.66	$ 12.18	$ 16.39
Low	12.06	9.89	9.10	9.51	9.10
Selected Balance Sheet Items at Quarter-End:					
Total Assets	$14,702	$14,513	$15,656	$15,630	
Total Debt and Capital Leases	4,594	4,604	4,972	4,745	
Goodyear Shareholders' Equity	714	647	859	644	
Total Shareholders' Equity	974	896	1,127	921	

* New York Stock Exchange — Composite Transactions

All numbers presented below are after-tax and minority.

The first quarter of 2010 included net rationalization charges of $3 million, asset write-offs and accelerated depreciation charges of $2 million, and charges of $5 million related to our debt exchange offer. The quarter also included a loss of $99 million resulting from the January 8, 2010 devaluation of the Venezuelan bolivar fuerte against the U.S. dollar. The quarter included net gains on asset sales of $8 million related primarily to the sale of land in Thailand, gains from supplier settlements of $8 million, and net benefits of $5 million due to various discrete tax items.

The second quarter of 2010 included net rationalization charges of $3 million and asset write-offs and accelerated depreciation charges of $5 million. The quarter also included a $3 million loss due to an adjustment for importation cost. The quarter included net gains on asset sales of $8 million related primarily to the recognition of a deferred gain from the sale of a warehouse in Guatemala in 2008.

The third quarter of 2010 included net rationalization charges of $7 million and asset write-offs and accelerated depreciation charges of $3 million. The quarter also included net charges of $56 million related to cash premiums paid and write-offs of deferred financing fees due to the early redemption of debt, charges of $4 million related to a supplier disruption, and charges of $3 million related to a strike in South Africa. The quarter included non-cash tax benefits related to employee benefit plans of $13 million, a net gain of $8 million related to an insurance recovery, and net gains on asset sales of $2 million.

The fourth quarter of 2010 included net rationalization charges of $212 million and asset write-offs and accelerated depreciation charges of $1 million, primarily related to the closure of our Union City, Tennessee manufacturing facility, the consolidation of our warehouses in North American Tire and an increase in costs related to the discontinuation of consumer tire production at one of our facilities in Amiens, France. The quarter also included a net foreign currency exchange loss of $20 million resulting from the January 1, 2011 elimination of the official exchange rate for essential goods in Venezuela, an $18 million charge related to a claim regarding the use of value-added tax credits in prior years and a non-cash tax charge of $8 million related to employee benefit plans. The quarter included $30 million of net tax benefits primarily related to a $15 million benefit for enacted tax law changes and $15 million of tax benefits related to the settlement of tax audits and the expiration of statutes of limitations in multiple tax jurisdictions, and net gains of $31 million on asset sales due primarily to the sale of a closed manufacturing facility in Asia Pacific Tire.

(In millions, except per share amounts)	Quarter				
	First	**Second**	**Third**	**Fourth**	**Year**
2009					
Net Sales	$ 3,536	$ 3,943	$ 4,385	$ 4,437	$16,301
Gross Profit	317	590	862	856	2,625
Net (Loss) Income	(348)	(253)	102	135	(364)
Less: Minority Shareholders' Net (Loss) Income	(15)	(32)	30	28	11
Goodyear Net (Loss) Income	$ (333)	$ (221)	$ 72	$ 107	$ (375)
Goodyear Net (Loss) Income Per Share:					
— Basic	$ (1.38)	$ (0.92)	$ 0.30	$ 0.44	$ (1.55)
— Diluted(a)	$ (1.38)	$ (0.92)	$ 0.30	$ 0.44	$ (1.55)
Weighted Average Shares Outstanding — Basic	241	241	242	242	241
— Diluted	241	241	245	245	241
Price Range of Common Stock:* High	$ 8.09	$ 14.26	$ 18.84	$ 18.23	$ 18.84
Low	3.17	6.00	9.98	11.87	3.17
Selected Balance Sheet Items at Quarter-End:					
Total Assets	$14,645	$15,079	$15,677	$14,410	
Total Debt and Capital Leases	5,526	5,849	5,910	4,520	
Goodyear Shareholders' Equity	601	564	782	735	
Total Shareholders' Equity	816	792	1,027	986	

(a) Due to the anti-dilutive impact of potentially dilutive securities in periods which we recorded a net loss, the quarterly earnings per share amounts do not add to the full year.

* New York Stock Exchange — Composite Transactions

All numbers presented below are after-tax and minority.

The first quarter of 2009 included net rationalization charges of $47 million and asset write-offs and accelerated depreciation charges of $10 million, primarily related to manufacturing reductions at two facilities in North American Tire to meet lower production demand, the closure of a manufacturing facility in Australia, manufacturing headcount reductions at two facilities in Brazil, and the reduction of salaried selling, administrative and general positions in our corporate and North American Tire offices in Akron, Ohio and throughout EMEA. The quarter also included net benefits of $10 million due primarily to tax law changes.

The second quarter of 2009 included net rationalization charges of $104 million and asset write-offs and accelerated depreciation charges of $12 million, primarily related to manufacturing reductions at several facilities in North American Tire, including Union City, Tennessee, to meet lower production demand and the discontinuation of consumer tire production at one of our facilities in Amiens, France. The quarter also included a net loss of

$40 million on asset sales, primarily related to certain properties in Akron, Ohio. The quarter also included net benefits of $19 million due primarily to the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

The third quarter of 2009 included net rationalization charges of $15 million and asset write-offs and accelerated depreciation charges of $14 million, primarily related to the closure of our manufacturing facility in the Philippines and reductions in various manufacturing and support operations. The quarter also included charges of $18 million on the liquidation of our subsidiary in Guatemala, $9 million to correct earnings attributable to minority shareholders in the first and second quarter of 2009 and $5 million related to our new USW labor contract. The quarter included $28 million of non-cash tax benefits related to losses from our U.S. operations and net expense of $6 million from various other discrete tax items, and net gains of $6 million from asset sales.

The fourth quarter of 2009 included net rationalization charges of $17 million and asset write-offs and accelerated depreciation charges of $3 million, primarily related to plans to reduce manufacturing expenses in all of our strategic business units. The quarter also included non-cash tax benefits of $64 million related to losses from our U.S. operations and $21 million primarily related to the release of a valuation allowance at our subsidiary in Australia, a gain of $13 million from the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand, net gains of $2 million on asset sales, and a charge of $4 million related to a legal reserve for a closed facility.

SELECTED FINANCIAL DATA.

(In millions, except per share amounts)	Year Ended December 31,(1) 2010(2)	2009(3)	2008(4)	2007(5)	2006(6)
Net Sales	$18,832	$16,301	$19,488	$19,644	$18,751
Income (Loss) from Continuing Operations	$ (164)	$ (364)	$ (23)	$ 190	$ (280)
Discontinued Operations	—	—	—	463	43
Net Income (Loss)	(164)	(364)	(23)	653	(237)
Less: Minority Shareholders' Net Income	52	11	54	70	111
Goodyear Net Income (Loss)	$ (216)	$ (375)	$ (77)	$ 583	$ (348)
Goodyear Income (Loss) Per Share — Basic:					
Income (Loss) from Continuing Operations	$ (0.89)	$ (1.55)	$ (0.32)	$ 0.60	$ (2.21)
Discontinued Operations	—	—	—	2.30	0.25
Goodyear Net Income (Loss) Per Share — Basic	$ (0.89)	$ (1.55)	$ (0.32)	$ 2.90	$ (1.96)
Goodyear Income (Loss) Per Share — Diluted:					
Income (Loss) from Continuing Operations	$ (0.89)	$ (1.55)	$ (0.32)	$ 0.59	$ (2.21)
Discontinued Operations	—	—	—	2.25	0.25
Goodyear Net Income (Loss) Per Share — Diluted	$ (0.89)	$ (1.55)	$ (0.32)	$ 2.84	$ (1.96)
Total Assets	$15,630	$14,410	$15,226	$17,191	$17,022
Long Term Debt and Capital Leases Due Within One Year	188	114	582	171	405
Long Term Debt and Capital Leases	4,319	4,182	4,132	4,329	6,538
Goodyear Shareholders' Equity (Deficit)	644	735	1,022	2,850	(741)
Total Shareholders' Equity (Deficit)	921	986	1,253	3,150	(487)
Dividends Per Share	—	—	—	—	—

(1) Refer to "Basis of Presentation" and "Principles of Consolidation" in the Note to the Consolidated Financial Statements No. 1, Accounting Policies.

(2) Goodyear net loss in 2010 included net after-tax charges of $445 million, or $1.84 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; the devaluation of the Venezuelan bolivar fuerte against the U.S. dollar; charges related to the early redemption of debt and the debt exchange offer; charges related to the disposal of a building in the Philippines; a one-time importation cost adjustment; supplier disruption costs; a charge related to a claim regarding the use of value-added tax credits in prior periods; and charges related to a strike in South Africa. Goodyear net loss in 2010 also included after-tax benefits of $104 million, or $0.43 per share — diluted, from gains on asset sales; favorable settlements with suppliers; an insurance recovery; and the benefit of certain tax adjustments.

(3) Goodyear net loss in 2009 included net after-tax charges of $277 million, or $1.16 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; asset sales; the liquidation of our subsidiary in Guatemala; a legal reserve for a closed facility; and our USW labor contract. Goodyear net loss in 2009 also included after-tax benefits of $156 million, or $0.65 per share — diluted, due to non-cash tax benefits related to losses from our U.S. operations; benefits primarily resulting from certain income tax items including the release of the valuation allowance on our Australian operations and the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada; and the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand.

(4) Goodyear net loss in 2008 included net after-tax charges of $311 million, or $1.29 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; costs related to the redemption

of long-term debt; write-offs of deferred debt issuance costs associated with refinancing and redemption activities; general and product liability — discontinued products; VEBA-related charges; charges related to Hurricanes Ike and Gustav; losses from the liquidation of our subsidiary in Jamaica; charges related to the exit of our Moroccan business; and the valuation allowance on our investment in The Reserve Primary Fund. Goodyear net loss in 2008 also included after-tax benefits of $68 million, or $0.28 per share — diluted, from asset sales; settlements with suppliers; and the benefit of certain tax adjustments.

(5) Goodyear net income in 2007 included a net after-tax gain of $508 million, or $2.48 per share — diluted, related to the sale of our Engineered Products business. Goodyear net income in 2007 also included net after-tax charges of $332 million, or $1.62 per share — diluted, due to curtailment and settlement charges related to our pension plans; asset sales, including the assets of North American Tire's tire and wheel assembly operation; costs related to the redemption and conversion of long term debt; write-offs of deferred debt issuance costs associated with refinancing, redemption and conversion activities; rationalization charges, including accelerated depreciation and asset write-offs; and the impact of the USW strike. Of these amounts, discontinued operations in 2007 included net after-tax charges of $90 million, or $0.44 per share — diluted, due to curtailment and settlement charges related to pension plans; rationalization charges; and costs associated with the USW strike.

(6) Goodyear net loss in 2006 included net after-tax charges of $804 million, or $4.54 per share — diluted, due to the impact of the USW strike; rationalization charges, accelerated depreciation and asset write-offs; and general and product liability — discontinued products. Goodyear net loss in 2006 included net after-tax benefits of $283 million, or $1.60 per share — diluted, from certain tax adjustments; settlements with raw material suppliers; asset sales; and increased estimated useful lives of our tire mold equipment. Of these amounts, discontinued operations in 2006 included net after-tax charges of $56 million, or $0.32 per share — diluted due to the impact of the USW strike and rationalization charges, accelerated depreciation and asset write-offs, and net after-tax benefits of $16 million, or $0.09 per share — diluted, from settlements with raw material suppliers.

GENERAL INFORMATION REGARDING OUR SEGMENTS

Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. We manufacture and market numerous lines of rubber tires for:

- automobiles
- trucks
- buses
- aircraft
- motorcycles
- farm implements
- earthmoving and mining equipment
- industrial equipment, and
- various other applications.

In each case, our tires are offered for sale to vehicle manufacturers for mounting as original equipment ("OE") and for replacement worldwide. We manufacture and sell tires under the Goodyear, Dunlop, Kelly, Fulda, Debica and Sava brands and various other Goodyear owned "house" brands, and the private-label brands of certain customers. In certain geographic areas we also:

- retread truck, aviation and off-the-road, or OTR, tires,
- manufacture and sell tread rubber and other tire retreading materials,
- provide automotive repair services and miscellaneous other products and services, and
- manufacture and sell flaps for truck tires and other types of tires.

Our principal products are new tires for most applications. Approximately 84% of our sales in 2010 were for new tires, compared to 83% and 82% in 2009 and 2008, respectively. Sales of chemical products and natural rubber to unaffiliated customers were 6% in 2010, 4% in 2009 and 6% in 2008 of our consolidated sales (14%, 9% and 14% of North American Tire's total sales in 2010, 2009 and 2008, respectively). The percentages of each segment's sales attributable to new tires during the periods indicated were:

Sales of New Tires By	Year Ended December 31,		
	2010	2009	2008
North American Tire	74%	77%	73%
Europe, Middle East and Africa Tire	93	88	88
Latin American Tire	93	93	92
Asia Pacific Tire	84	83	82

Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Dow Jones US Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 2005 and ending December 31, 2010. The graph assumes the investment of $100 on December 31, 2005 in Goodyear Common Stock, in the S&P 500 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among The Goodyear Tire & Rubber Company, The S&P 500 Index
And The Dow Jones US Auto Parts Index


DOLLARS
180
160
140
120
100
80
60
40
20
0
12/05
12/06
12/07
12/08
12/09
12/10

Goodyear Tire & Rubber Company — S&P 500 — Dow Jones US Auto Parts

* $100 invested on 12/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

James C. Boland, 71
Former Vice Chairman
Cavaliers Operating Company, LLC
Elected 2002 1, 5

James A. Firestone, 56
Corporate Executive Vice President
& President, Corporate Operations
Xerox Corporation
Elected 2007 1, 4

Werner Geissler, 57
Vice Chairman, Global Operations
The Procter & Gamble Company
Elected 2011

Peter S. Hellman, 61
Retired President
Nordson Corporation
Elected 2010 1, 3

Richard J. Kramer, 47
Chairman of the Board,
Chief Executive Officer & President
The Goodyear Tire & Rubber Company
Elected 2010

W. Alan McCollough, 61
Retired Chairman &
Chief Executive Officer
Circuit City Stores, Inc.
Elected 2007 1, 5

Denise M. Morrison, 57
Executive Vice President &
Chief Operating Officer
Campbell Soup Company
Elected 2005 2, 3

Rodney O'Neal, 57
Chief Executive Officer & President
Delphi Automotive LLP
Elected 2004 2, 4

Shirley D. Peterson, 69
Retired Partner
Law firm of Steptoe & Johnson LLP
Elected 2004 3, 5

Stephanie A. Streeter, 53
Former Chairman, President &
Chief Executive Officer
Banta Corporation
Elected 2008 1, 5

G. Craig Sullivan, 70
Retired Chairman &
Chief Executive Officer
The Clorox Company
Elected 2006 2, 4

Thomas H. Weidemeyer, 63
Retired Senior Vice President &
Chief Operating Officer
United Parcel Service,
and President, UPS Airlines
Elected 2004 2, 4

Michael R. Wessel, 51
President
The Wessel Group Incorporated
Elected 2005 3

1 Audit Committee
2 Compensation Committee
3 Committee on Corporate Responsibility and Compliance
4 Finance Committee
5 Governance Committee

CORPORATE OFFICERS

Richard J. Kramer, 47*
Chairman of the Board,
Chief Executive Officer & President
11 years of service, officer since 2000

Darren R. Wells, 45
Executive Vice President &
Chief Financial Officer
Eight years of service, officer since 2002

David L. Bialosky, 53
Senior Vice President,
General Counsel & Secretary
One year of service, officer since 2009

John D. Fish, 53
Senior Vice President, Global Operations
One year of service, officer since 2009

Jean-Claude Kihn, 51
Senior Vice President &
Chief Technical Officer
22 years of service, officer since 2008

Joseph B. Ruocco, 51
Senior Vice President, Human Resources
Two years of service, officer since 2008

** Also a director*

Bertram Bell, 59
Assistant Secretary &
Associate General Counsel
28 years of service, officer since 2000

Scott A. Honnold, 46
Vice President & Treasurer
Three years of service, officer since 2010

Isabel H. Jasinowski, 62
Vice President, Government Relations
29 years of service, officer since 2001

Anthony E. Miller, 60
Assistant Secretary &
Associate General Counsel
25 years of service, officer since 2000

Richard J. Noechel, 42
Vice President & Controller
Six years of service, officer since 2008

Mark W. Purtilar, 50
Vice President & Chief Procurement Officer
Three years of service, officer since 2007

BUSINESS UNIT OFFICERS

Curt J. Andersson, 49
President, North American Tire
One year of service, officer since 2010

Pierre E. Cohade, 49
President, Asia Pacific Region
Six years of service, officer since 2004

Arthur de Bok, 48
President, Europe,
Middle East & Africa Business
Nine years of service, officer since 2005

Jaime C. Szulc, 48
President, Latin America Region
Five months of service, officer since 2010

Damon J. Audia, 40
Senior Vice President, Finance,
Asia Pacific Region
Six years of service, officer since 2005

Stephen R. McClellan, 45
President, Consumer Tires,
North American Tire
23 years of service, officer since 2008

Michel Rzonzef, 47
President, Eastern Europe,
Middle East & Africa Countries
22 years of service, officer since 2008

Daniel L. Smytka, 48
Vice President & Program Manager,
Asia Pacific Region
Two years of service, officer since 2010

Laura K. Thompson, 46
Vice President, Finance,
North American Tire
27 years of service, officer since 2008

FACILITIES

NORTH AMERICA

United States

Akron, Ohio
World headquarters, North American Tire headquarters, innovation center, racing tires, chemicals, tire proving grounds, global purchasing, airship operations, research and development facilities
Asheboro, North Carolina *Steel tire cord*
Bayport, Texas *Chemicals*
Beaumont, Texas *Synthetic rubber*
Carson, California *Airship operations*
Danville, Virginia *Tires*
Fayetteville, North Carolina *Tires*
Gadsden, Alabama *Tires*
Houston, Texas *Synthetic rubber*
Huntsville, Alabama *Tire proving grounds*
Kingman, Arizona *Aero retread facility*
Lawton, Oklahoma *Tires*
Niagara Falls, New York *Chemicals*
Pompano Beach, Florida
Airship operations
San Angelo, Texas *Tire proving grounds*
Social Circle, Georgia *Tread rubber*
Statesville, North Carolina *Tire molds*
Stockbridge, Georgia *Aero retread facility*
Tonawanda, New York *Tires, Goodyear Dunlop Tires North America headquarters*
Topeka, Kansas *Tires*
Union City, Tennessee *Tires*

Canada

Medicine Hat, Alberta *Tires*
Napanee, Ontario *Tires*
Valleyfield, Quebec *Mixing center*

EUROPE

Belgium

Brussels *Goodyear Dunlop Tires Europe headquarters; Europe, Middle East & Africa Tire headquarters*

France

Amiens *Tires*
Mireval *Tire proving grounds*
Montlucon *Tires*

Germany

Furstenwalde *Tires*
Fulda *Tires*
Hanau *Tires*
Philippsburg *Tires*
Riesa *Tires*
Wittlich *Tires, tire proving grounds*

Luxembourg

Colmar-Berg *Tires, innovation center, tire proving grounds, tire molds, steel tire cord*

Netherlands

Tilburg *Aero retread facility*

Poland

Debica *Tires*

Slovenia

Kranj *Tires*

United Kingdom

Birmingham *Tires*
Wolverhampton *Mixing center*

LATIN AMERICA

Brazil

Americana *Tires, tire proving grounds*
Santa Barbara *Retread materials*
Sao Paulo *Latin American Tire headquarters, tires, aero retread facility*

Chile

Santiago *Tires*

Colombia

Cali *Tires*

Peru

Lima *Tires*

Venezuela

Valencia *Tires*

MIDDLE EAST & AFRICA

South Africa

Uitenhage *Tires*

Turkey

Adapazari *Tires*
Izmit *Tires*

United Arab Emirates

Dubai *Regional tire sales and distribution*

ASIA

China

Dalian *Tires*
Shanghai *Asia Pacific Tire headquarters*

India

Aurangabad *Tires*
Ballabgarh *Tires*

Indonesia

Bogor *Tires*

Japan

Tatsuno *Tires*

Malaysia

Kuala Lumpur *Tires*

Singapore

Singapore *Natural rubber purchasing*

Thailand

Bangkok *Tires, Aero retread facility*

SHAREHOLDER INFORMATION

CORPORATE OFFICES

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

GOODYEAR COMMON STOCK

The principal market for Goodyear common stock is the New York Stock Exchange (symbol GT).

On February 18, 2011, there were 20,303 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the NYSE composite transactions tape on February 18, 2011, was $14.89. Under Goodyear's primary credit facilities, we are permitted to pay dividends on Goodyear common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied. Goodyear has not declared any cash dividends in the three most recent fiscal years.

ANNUAL MEETING

9 a.m., Tuesday, April 12, 2011, at the Corporate Offices.

SHAREHOLDER INQUIRIES

Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
www.computershare.com

Inquiries concerning the issuance or transfer of stock certificates or share account information should be directed to Computershare. Provide Social Security number, account number and Goodyear's ID, GTR.

Hearing-impaired shareholders can communicate directly with Computershare via a TDD by calling (800) 952-9245. Other shareholder inquiries should be directed to:

Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

FORM 10-K AND OTHER REPORTS

Paper copies of Goodyear's Annual Report on Form 10-K are available upon request. Quarterly reports on Form 10-Q are also available on request. Copies of any of the above or Goodyear's Proxy Statement may be obtained without charge by writing:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
or by calling our Financial Report Distribution Center at
(330) 796-3751

Goodyear has included as Exhibits 31.1, 31.2 and 32.1 to its Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission, certificates of Goodyear's Chief Executive Officer and Chief Financial Officer with respect to the Form 10-K. We have also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

CD RECORDING

A CD recording of the 2010 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-3751.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
BP Tower
200 Public Square, 18th Floor
Cleveland, Ohio 44114-2301

CORPORATE RESPONSIBILITY REPORT

A report pertaining to Goodyear's corporate responsibility initiatives may be obtained by contacting Goodyear Global Environmental Engineering at (330) 796-7377.

GOODYEAR

WWW.GOODYEAR.COM